Dreyfus
Bond Market
Index Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Bond Market Index Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. In contrast, U.S. Treasury securities rallied strongly as investors became more averse to credit risks and engaged in a "flight to quality."

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your fixed-income investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Laurie Carroll, Portfolio Manager

Market and Fund Performance Overview

In a challenging and volatile environment for the U.S. bond market, most sectors delivered modestly positive returns over the reporting period. The bond market's performance was influenced by persistently low unemployment and other inflationary pressures, fluctuating short-term interest rates, and difficulties stemming from weakness in the U.S. housing market. In this environment, U.S. Treasuries securities and U.S. government agency securities produced some of the bond market's better results, while the mortgage-related and corporate-backed sectors produced generally lackluster returns. The difference in returns between the fund and its benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), was primarily the result of transaction costs and other operating expenses that are not reflected in the Index's results.

For the period from November 1, 2006, through October 31, 2007, Investor and BASIC shares of Dreyfus Bond Market Index Fund achieved total returns of 4.99% and 5.25%, respectively.[1] In comparison, the Index achieved a total return of 5.38% for the same period.[2]

The Fund's Investment Approach

The fund seeks to match the total return of the Index. To pursue this goal, the fund normally invests at least 80% of its assets in bonds that are included in the Index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 850 securities as compared to 6,500 securities in the Index. The fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of October 31, 2007, the average duration of the fund was approximately 4.54 years.

U.S. Government Securities Benefit From "Flight to Quality" Environment

Most sectors of the U.S. bond market produced modestly positive returns during the reporting period, but those results were achieved in a challenging market environment over the summer. Beginning in late February 2007, a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages resulted in heightened market volatility and concerns that consumer spending might slow, potentially derailing U.S. economic growth.

By July, weakness in the sub-prime lending sector had spread to other areas of the financial markets, causing a flight to quality among fixed-income investors that created difficult liquidity conditions in a number of bond market sectors. In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board reduced key short-term interest rates in August, September and October, which resulted in a bond market rebound toward the reporting period's end. Still, the overall performance achieved during the reporting period stemmed from the performance of U.S. Treasury securities and U.S. government agency securities, which benefited from rising demand as investors became more risk averse.

Mortgage-backed securities, which comprise almost one-third of the Index, produced mixed results during the reporting period. Mortgage-backed pass-through securities tend to gain value when interest-rate volatility is low, primarily because it reduces the risk of larger-than-expected prepayments. Accordingly, these investments performed well during the first half of the reporting period, due mainly to stable interest rates during a moderate economic slowdown. However, investor demand from banks and foreign investors has been relatively lackluster as U.S. housing values have fallen during the second part of the reporting period. Commercial mortgage-backed securities also produced generally disappointing results as investors grew increasingly risk averse.

Investment-grade corporate bonds produced some of the Index's weaker returns. These securities were plagued early in the reporting period by the risk of leverage buyouts (LBOs) by private equity investors. By the middle of the reporting period, LBO risk among corporate securities had subsided, only to be replaced with credit risk in a number of finance- and housing-related market sectors.

Index Funds Offer Diversification Benefits

An as index fund, we attempt to replicate the returns of the Lehman Index by closely approximating its composition. In our view, one of the greatest benefits of an index fund is that it offers a broadly diversified fixed-income investment vehicle that can help investors manage risks by reducing the impact of losses in any one portion of the fixed-income market.

As of October 31, 2007, approximately 40% of the fund's assets were invested in mortgage-backed securities, 25% in corporate bonds and asset-backed securities, 24% in U.S. Treasury securities and 11% in U.S. government agency bonds. In addition, all of the fund's corporate securities were at least BBB-rated or better at the end of the reporting period, and the fund has maintained an overall credit quality that is closely aligned with that of the Index.

November 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Bond Market Index Fund BASIC shares and Investor shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 10/31/07*

	1 Year	5 Years	10 Years
BASIC shares	**5.25%**	**4.17%**	**5.71%**
Investor shares	**4.99%**	**3.91%**	**5.44%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in both the BASIC shares and Investor shares of Dreyfus Bond Market Index Fund on 10/31/97 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses on both BASIC and Investor shares. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.04	$ .77
Ending value (after expenses)	$1,024.50	$1,026.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.04	$ .77
Ending value (after expenses)	$1,023.19	$1,024.45

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes−98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−.3%				
Boeing,				
Debs.	7.25	6/15/25	150,000	175,157
Northrop Grumman,				
Unsub. Debs.	7.75	3/1/16	540,000	616,522
Raytheon,				
Debs.	7.20	8/15/27	150,000	171,595
United Technologies,				
Unsub. Notes	4.88	5/1/15	500,000	484,473
United Technologies,				
Debs.	8.75	3/1/21	50,000	63,273
				1,511,020
Asset-Backed Ctfs./				
Auto Receivables−.5%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/8/11	500,000	503,321
CWCapital Cobalt,				
Ser. 2007-C3, Cl. A4	5.82	6/15/17	1,000,000	1,016,259
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	309,105	309,240
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	700,000	704,254
				2,533,074
Asset-Backed Ctfs./Credit Cards−.3%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	934,266
Bank One Issuance Trust,				
Ser. 2003-C3, Cl. C3	4.77	2/16/16	200,000	186,148
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	486,903
				1,607,317
Asset-Backed Ctfs./				
Home Equity Loans−.4%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 [a]	190,795
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1 AF4	6.30	9/25/46	1,030,000	1,017,452

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
CPL Transition Funding, Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	566,883
Peco Energy Transition Trust, Ser. 1999-A, Cl. A7	6.13	3/1/09	150,699	151,800
				1,926,930
Automobile **Manufacturers−.1%**				
DaimlerChrysler N.A. Holding, Gtd. Notes	7.30	1/15/12	400,000	430,080
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	200,000	254,849
				684,929
Banks−3.4%				
Abbey National, Sub. Debs.	7.95	10/26/29	350,000	421,379
Bank of America, Unscd. Notes	5.13	11/15/14	350,000 [b]	343,092
Bank of America, Sr. Notes	5.63	10/14/16	575,000	575,155
Bank of America, Sub. Notes	7.80	2/15/10	500,000	530,430
Bank One, Sub. Notes	5.90	11/15/11	500,000	511,735
Bayerische Landesbank/New York, Sub. Notes	5.88	12/1/08	300,000	304,243
BB & T, Sub. Notes	4.75	10/1/12	325,000	316,720
Dresdner Bank-New York, Sub. Debs.	7.25	9/15/15	145,000	158,528
First Tennessee Bank, Sub. Notes	5.65	4/1/16	250,000	239,319
Fleet Financial Group, Sub. Notes	7.38	12/1/09	175,000	182,904
Golden West Financial, Sr. Notes	4.75	10/1/12	1,000,000	982,121

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
HSBC Holdings, Sub. Notes	6.50	5/2/36	250,000	247,597
HSBC Holdings, Sub. Notes	7.50	7/15/09	200,000	207,512
KeyBank, Sub. Debs.	6.95	2/1/28	100,000	105,826
KFW International Finance, Gtd. Debs.	8.00	2/15/10	35,000	37,649
KFW, Gov't Gtd. Notes	3.25	3/30/09	1,250,000	1,230,250
KFW, Gov't Gtd. Bonds	4.13	10/15/14	1,200,000	1,172,641
KFW, Gov't Gtd. Notes	4.88	1/17/17	1,240,000	1,245,483
Korea Development Bank, Notes	5.50	11/13/12	350,000	348,375
Landwirtschaftliche Rentenbank, Gov't Gtd. Notes, Ser. 6	3.88	9/4/08	1,175,000	1,168,210
National City Bank, Notes	4.50	3/15/10	1,275,000	1,262,061
NationsBank, Sub. Notes	7.80	9/15/16	935,000	1,047,044
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	55,000	57,282
Oesterreichische Kontrollbank, Govt. Gtd. Notes	4.88	2/16/16	500,000	496,637
PNC Funding, Gtd. Notes	5.25	11/15/15	225,000	217,352
Royal Bank of Scotland Group, Sub. Notes	6.38	2/1/11	410,000	428,908
Sanwa Finance Aruba, Bank Gtd. Notes	8.35	7/15/09	150,000	157,725
SouthTrust, Sub. Notes	5.80	6/15/14	500,000 [b]	504,143
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	500,000 [a]	489,818
State Street Bank & Trust, Sub. Notes	5.25	10/15/18	200,000	190,471
Suntrust Capital VIII, Gtd. Bonds	6.10	12/1/66	335,000	304,138

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
U.S. Bank,				
Sub. Notes	6.38	8/1/11	100,000	104,298
Union Planters,				
Sr. Unscd. Notes	4.38	12/1/10	400,000	386,909
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	250,000	235,912
Washington Mutual Bank,				
Sub. Notes	5.13	1/15/15	400,000	359,328
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	420,000	437,251
Wells Fargo Bank,				
Sub. Notes	5.75	5/16/16	750,000	754,900
Westpac Banking,				
Sub. Notes	4.63	6/1/18	500,000	468,117
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	250,000	252,409
				18,483,872
Building & Construction−.2%				
CRH America,				
Gtd. Notes	5.30	10/15/13	500,000	481,640
D.R. Horton,				
Sr. Unsub. Notes	6.50	4/15/16	140,000	127,316
Masco,				
Sr. Unsub. Bonds	4.80	6/15/15	300,000	276,651
Pulte Homes,				
Sr. Notes	5.25	1/15/14	500,000	421,448
				1,307,055
Chemicals−.1%				
E.I. Du Pont De Nemours,				
Sr. Unscd. Notes	5.25	12/15/16	400,000	393,024
Lubrizol,				
Sr. Notes	5.50	10/1/14	150,000	147,319
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	200,000	216,497
				756,840
Commercial & Professional Services−.1%				
R.R. Donnelley & Sons,				
Sr. Unscd. Notes	4.95	5/15/10	750,000	**744,892**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.–5.1%				
Banc of America Commercial Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	944,946
Banc of America Commercial Mortgage, Ser. 2007-1, Cl. A4	5.45	1/15/49	1,000,000	985,479
Banc of America Commercial Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000	625,347
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR9, Cl. A4A	4.87	9/11/42	900,000	862,108
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. A4	5.71	9/11/38	850,000 [a]	862,049
Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2	7.08	7/15/31	245,159	250,699
Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	450,000	471,763
Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	264,522
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4	5.23	7/15/44	1,500,000 [a]	1,477,864
Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,493,895	1,478,079
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	500,000 [a]	510,118
CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3	6.44	12/15/35	675,000	704,864
CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2	7.29	9/15/41	874,425	900,366
GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	882,000
GMAC Commercial Mortgage Securities, Ser. 1998-C1, Cl. A2	6.70	5/15/30	62,810	62,846
Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000 [a]	980,149
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	751,816

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
GS Mortgage Securities II, Ser. 2007-GG10, Cl. A4	5.80	8/10/45	1,000,000 a	1,015,003
Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2	6.85	5/15/31	598,911 a	607,029
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	943,239
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000	576,114
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2007-LDPX, Cl. A3	5.42	1/15/49	1,200,000	1,180,346
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000 a	496,933
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	196,913	202,460
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000	464,942
LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000 a	268,096
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,088,304 a	1,145,653
Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000 a	494,484
Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2007-7, Cl. A4	5.75	6/12/50	1,200,000 a	1,209,650
Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000	959,016
Morgan Stanley Capital I, Ser. 2007-IQ14, Cl. A4	5.69	4/15/49	1,300,000	1,299,941
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000	504,440
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000	489,614

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				

Salomon Brothers Mortgage
  Securities VII, Ser. 2000-C1,
  Cl. A2
	7.52	12/18/09	299,016	310,280

Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000 a	777,485
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000 a	789,150
Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000 a	1,160,848
				27,909,738
Consumer Products−.2%				
Avon Products, Notes	4.20	7/15/18	250,000	227,656
Procter & Gamble, Unsub. Notes	6.88	9/15/09	750,000	779,570
				1,007,226
Diversified Financial Services−4.4%				
AEP Texas Central Transition Funding, Scd. Bonds	5.17	1/1/20	250,000	242,124
American Express, Sr. Unscd. Notes	6.15	8/28/17	700,000	715,201
Bear Stearns Cos., Sub. Notes	5.55	1/22/17	500,000 b	468,280
Capital One Bank, Notes	4.25	12/1/08	275,000	272,344
Capital One Capital III, Gtd. Notes	7.69	8/15/36	200,000	194,400
CIT Group Funding, Gtd. Notes	4.65	7/1/10	1,375,000 a	1,328,312
Citigroup, Sub. Notes	5.00	9/15/14	730,000	709,578
Citigroup, Sr. Unscd. Notes	6.00	2/21/12	750,000	771,820
Citigroup, Sub. Notes	6.13	8/25/36	500,000	489,356
Citigroup, Debs	6.63	1/15/28	100,000	105,092
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	750,000	637,166

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Credit Suisse USA, Gtd. Notes	5.50	8/15/13	1,000,000	1,005,006
European Investment Bank, Bonds	4.88	1/17/17	350,000 [b]	351,289
General Electric Capital, Sr. Unscd. Notes	5.00	1/8/16	375,000	366,561
General Electric Capital, Notes, Ser. A	5.45	1/15/13	650,000	658,029
General Electric Capital, Notes, Ser. A	6.75	3/15/32	950,000	1,063,519
General Electric Capital, Unscd. Debs.	8.30	9/20/09	15,000	15,975
Goldman Sachs Group, Gtd. Cap. Secs.	6.35	2/15/34	350,000	327,539
Goldman Sachs Group, Notes	6.60	1/15/12	2,500,000	2,621,547
Goldman Sachs Group, Notes	7.35	10/1/09	100,000	104,009
Household Finance, Notes	4.75	7/15/13	700,000	674,898
Household Finance, Notes	8.00	7/15/10	630,000	673,392
International Lease Finance, Sr. Notes	5.00	4/15/10	1,200,000	1,200,012
International Lease Finance, Notes	5.65	6/1/14	350,000	348,129
Janus Capital Group, Notes	6.25	6/15/12	75,000	76,278
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	200,000	182,651
JP Morgan Chase XVII, Gtd. Debs., Ser. Q	5.85	8/1/35	310,000	281,171
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,225,000	1,196,736
JPMorgan Chase & Co., Sub. Notes	6.75	2/1/11	1,000,000	1,047,653
Lehman Brothers Holdings, Sub. Notes	6.50	7/19/17	1,000,000	1,008,917

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Lehman Brothers Holdings, Sr. Unscd. Notes	6.63	1/18/12	650,000	671,196
MBNA America Bank, Sub. Notes	6.75	3/15/08	100,000	100,674
Merrill Lynch & Co., Notes	5.45	7/15/14	565,000 b	548,462
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	575,000	571,024
Merrill Lynch & Co., Sr. Unscd. Notes	6.88	11/15/18	150,000	155,967
Morgan Stanley, Notes	5.45	1/9/17	1,100,000	1,065,777
Morgan Stanley, Sr. Unscd. Notes	7.25	4/1/32	300,000	334,990
National Rural Utilities Cooperative Finance, Coll. Trust Notes	4.38	10/1/10	600,000	591,796
SLM, Notes, Ser. A	5.00	4/15/15	450,000 b	383,375
Toyota Motor Credit, Unscd. Notes	4.35	12/15/10	150,000 b	149,737
UBS Paine Webber Group, Sr. Notes	6.55	4/15/08	150,000	150,595
				23,860,577
Diversified Metals & Mining−.2%				
Alcan, Debs.	7.25	3/15/31	350,000	390,577
Alcoa, Sr. Unscd. Notes	5.72	2/23/19	112,000	108,861
Inco, Unsub. Bonds	7.20	9/15/32	100,000	106,950
Vale Overseas, Gtd. Notes	6.25	1/23/17	400,000	406,446
Xstrata Canada, Notes	5.50	6/15/17	165,000	160,505
				1,173,339

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities−1.3%				
Cincinnati Gas & Electric, Unscd. Debs.	5.70	9/15/12	185,000	187,828
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	150,000	146,855
Consolidated Edison of New York, Notes	6.20	6/15/36	200,000	203,685
Constellation Energy Group, Notes	7.60	4/1/32	250,000	280,649
Consumers Energy, First Mortgage Bonds, Ser. P	5.50	8/15/16	200,000	197,330
Dominion Resources, Sr. Notes	6.30	3/15/33	100,000	101,479
Exelon, Sr. Unscd. Notes	4.90	6/15/15	500,000	469,838
FirstEnergy, Unsub. Notes, Ser. C	7.38	11/15/31	120,000	131,388
Florida Power & Light, First Mortgage Bonds	5.63	4/1/34	250,000	239,778
Hydro-Quebec, Gov't Gtd. Notes, Ser. HH	8.50	12/1/29	200,000	275,722
Hydro-Quebec, Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000	29,841
MidAmerican Energy Holdings, Sr. Unscd. Notes	5.88	10/1/12	950,000	973,807
NiSource Finance, Gtd. Notes	5.40	7/15/14	150,000 [b]	146,950
Ohio Power, Sr. Unscd. Notes, Ser. F	5.50	2/15/13	400,000	399,167
Oncor Electric Delivery, Sr. Unscd. Notes	7.00	5/1/32	250,000	265,755
Pacific Gas & Electric, Unscd. Bonds	6.05	3/1/34	100,000	99,950
Pacificorp, First Mortgage Bonds	5.75	4/1/37	235,000	227,135
PPL Electric Utilities, Scd. Bonds	6.25	8/15/09	300,000	306,531

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Progress Energy, Sr. Notes	7.10	3/1/11	500,000	527,238
Public Service Company of Colorado, First Mortgage Bonds	7.88	10/1/12	350,000	390,264
Public Service Electric El & Gas, First Mortgage Bonds	5.25	7/1/35	230,000	208,760
South Carolina Electric & Gas, First Mortgage Bonds	6.63	2/1/32	200,000	216,295
Southern California Edison, Sr. Unscd. Notes	6.65	4/1/29	100,000	106,109
Southern Power, Sr. Unscd. Notes, Ser. D	4.88	7/15/15	300,000	285,736
Virginia Electric & Power, Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000	493,649
				6,911,739
Food & Beverages−.8%				
Bottling Group, Gtd. Notes	4.63	11/15/12	350,000	344,890
Coca-Cola Enterprises, Debs.	6.70	10/15/36	250,000	275,542
Coca-Cola Enterprises, Debs.	8.50	2/1/22	100,000	126,306
ConAgra Foods, Sr. Unscd. Notes	7.00	10/1/28	350,000	372,108
General Mills, Unscd. Notes	6.00	2/15/12	125,000	128,130
H.J. Heinz, Debs.	6.38	7/15/28	100,000 [b]	99,988
Hershey, Unsub. Notes	5.30	9/1/11	750,000	757,362
Hershey, Debs.	8.80	2/15/21	30,000	38,592
Kroger, Gtd. Notes	7.25	6/1/09	550,000	568,181
Nabisco, Unscd. Debs.	7.55	6/15/15	640,000	712,360
Safeway, Sr. Unscd. Notes	5.80	8/15/12	210,000	214,018
Sara Lee, Sr. Unscd. Notes	6.25	9/15/11	300,000	310,899

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages (continued)				
SYSCO, Sr. Notes	5.38	9/21/35	350,000	322,525
Tyson Foods, Sr. Unscd. Notes	6.85	4/1/16	90,000 [a]	94,057
				4,364,958
Foreign/Governmental—1.9%				
Asian Development Bank, Sr. Unsub. Notes	4.50	9/4/12	750,000	747,480
European Investment Bank, Unsub. Notes	4.63	5/15/14	500,000	498,628
European Investment Bank, Bonds	4.63	10/20/15	350,000	347,487
International Bank for Reconstruction & Development, Bonds	5.00	4/1/16	700,000	713,654
International Bank for Reconstruction & Development, Unsub. Bonds	7.63	1/19/23	175,000	223,677
Malaysia Government, Unsub. Notes	8.75	6/1/09	330,000	349,648
Province of British Columbia Canada, Bonds, Ser. USD-2	6.50	1/15/26	25,000	28,590
Province of Manitoba Canada, Debs., Ser. CB	8.80	1/15/20	10,000	12,899
Province of Ontario Canada, Unscd. Bonds	3.63	10/21/09	1,200,000	1,183,355
Province of Ontario Canada, Unsub. Bonds	5.50	10/1/08	500,000	504,250
Province of Quebec Canada, Unscd. Notes	4.60	5/26/15	700,000	684,083
Province of Quebec Canada, Debs., Ser. NJ	7.50	7/15/23	200,000	244,459
Province of Saskatchewan Canada, Debs.	7.38	7/15/13	500,000	558,061
Republic of Chile, Unsub. Bonds	5.50	1/15/13	350,000 [b]	356,370
Republic of Finland, Bonds	6.95	2/15/26	25,000	29,454
Republic of Italy, Notes	5.38	6/15/33	550,000	543,334

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
Republic of Italy, Debs.	6.88	9/27/23	70,000	81,549
Republic of Poland, Unsub. Notes	5.25	1/15/14	250,000	254,459
Republic of South Africa, Notes	6.50	6/2/14	170,000	181,475
United Mexican States, Notes	5.63	1/15/17	590,000	600,030
United Mexican States, Notes, Ser. A	6.75	9/27/34	550,000	616,550
United Mexican States, Notes	9.88	2/1/10	1,525,000	1,704,187
				10,463,679
Health Care−.9%				
Amgen, Sr. Unscd. Notes	5.85	6/1/17	400,000 [c]	400,124
Anthem, Unscd. Notes	6.80	8/1/12	300,000	318,858
Astrazeneca, Sr. Unsub. Notes	6.45	9/15/37	450,000	475,789
Eli Lilly & Co., Notes	7.13	6/1/25	200,000	227,099
GlaxoSmithKline Capital, Gtd. Notes	4.38	4/15/14	500,000	473,952
Johnson & Johnson, Unscd. Debs	4.95	5/15/33	170,000	155,190
Merck & Co., Debs.	6.40	3/1/28	150,000	158,765
Quest Diagnostics, Gtd. Notes	5.45	11/1/15	500,000	486,600
Schering-Plough, Sr. Unscd. Bonds	5.55	12/1/13	1,000,000 [a]	1,005,373
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	85,000	83,947
UnitedHealth Group, Sr. Unscd. Notes	5.00	8/15/14	300,000	292,841
WellPoint, Sr. Unsub. Bonds	5.25	1/15/16	375,000	362,732
Wyeth, Notes	5.95	4/1/37	200,000	198,476

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Wyeth,				
Unsub. Notes	6.50	2/1/34	200,000	211,875
				4,851,621
Industrial−.1%				
Continental Airlines,				
Pass-Through Certificates,				
Ser. 974A	6.90	7/2/19	209,879	214,681
Mohawk Industries,				
Sr. Unscd. Notes	6.13	1/15/16	70,000	70,126
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	150,000	158,889
US Steel,				
Sr. Unsub. Notes	5.65	6/1/13	250,000	242,304
				686,000
Machinery−.2%				
Caterpillar,				
Debs.	6.05	8/15/36	375,000	382,967
Deere & Co.,				
Sr. Notes	6.95	4/25/14	625,000	681,106
				1,064,073
Manufacturing−.4%				
3M,				
Notes	5.13	11/6/09	1,000,000	1,012,701
3M,				
Notes	5.70	3/15/37	200,000	201,266
General Electric,				
Notes	5.00	2/1/13	500,000	496,598
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	235,000	238,920
				1,949,485
Media−.6%				
AT & T Broadband,				
Gtd. Notes	9.46	11/15/22	304,000	393,386
Comcast Cable Communications				
Holdings, Gtd. Notes	6.75	1/30/11	600,000	625,913
Comcast,				
Gtd. Notes	6.45	3/15/37	200,000	202,280
COX Communications,				
Bonds	5.50	10/1/15	450,000	439,833
News America Holdings,				
Debs.	8.25	8/10/18	150,000	174,060

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
News America, Gtd. Notes	6.20	12/15/34	250,000	243,151
Time Warner, Gtd. Debs.	6.50	11/15/36	200,000	198,113
Time Warner, Gtd. Debs.	6.95	1/15/28	325,000	337,806
Viacom, Gtd. Debs.	5.50	5/15/33	250,000	211,002
Viacom, Sr. Notes	6.88	4/30/36	150,000	152,682
Walt Disney, Sr. Notes	7.00	3/1/32	150,000	171,256
Walt Disney, Debs.	7.55	7/15/93	100,000	119,021
				3,268,503
Office And Business Equipment−.1%				
Xerox, Sr. Unscd. Notes	6.75	2/1/17	750,000	**784,274**
Oil & Gas−1.3%				
Amerada Hess, Unscd. Bonds	7.88	10/1/29	125,000	147,127
Anadarko Finance, Gtd. Notes, Ser. B	6.75	5/1/11	300,000	315,200
Anadarko Petroleum, Sr. Unscd. Notes	5.95	9/15/16	350,000	352,484
Apache, Sr. Unscd. Notes	6.00	1/15/37	380,000	376,086
Canadian Natural Resources, Notes	4.90	12/1/14	350,000	336,549
ConocoPhillips, Gtd. Notes	5.90	10/15/32	500,000	510,185
ConocoPhillips, Unscd. Notes	8.75	5/25/10	200,000	218,491
Devon Financing, Gtd. Debs.	7.88	9/30/31	275,000	334,175
Duke Capital, Sr. Notes	8.00	10/1/19	225,000	256,984
Enterprise Products Operating, Gtd. Notes, Ser. B	5.60	10/15/14	335,000	331,753

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Nexen,				
Unscd. Notes	5.20	3/10/15	150,000 [b]	144,284
Oneok,				
Notes	5.20	6/15/15	200,000	192,758
PanCanadian Petroleum,				
Bonds	7.20	11/1/31	150,000	166,528
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	200,000	203,600
Pemex Project Funding Master				
Trust, Gtd. Notes	7.38	12/15/14	400,000	445,146
Petro-Canada,				
Notes	4.00	7/15/13	450,000	418,936
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	500,000	530,399
Shell International Finance,				
Gtd. Notes	5.63	6/27/11	500,000	515,513
Talisman Energy,				
Sr. Unscd. Notes	6.25	2/1/38	200,000	195,385
Tennessee Gas Pipeline,				
Unsub. Debs.	7.00	10/15/28	390,000 [b]	400,220
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000 [b]	192,417
Transocean,				
Unscd. Notes	7.50	4/15/31	150,000	170,383
Valero Energy,				
Sr. Notes	6.63	6/15/37	115,000	118,795
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	78,930
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	200,000	193,302
				7,145,630
Paper & Forest Products−.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	200,000	209,316
MeadWestvaco,				
Gtd. Notes	6.85	4/1/12	500,000	523,323
				732,639

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pipelines–.2%				
Kinder Morgan Energy Partners, Notes	7.40	3/15/31	350,000	380,211
ONEOK Partners, Gtd. Notes	6.15	10/1/16	545,000 b	552,639
				932,850
Property & Casualty Insurance–.8%				
Aetna, Gtd. Debs.	7.63	8/15/26	50,000	59,097
Allstate, Sr. Unscd. Notes	5.55	5/9/35	175,000	160,488
Allstate, Debs.	6.75	5/15/18	350,000	379,063
American International Group, Notes	5.60	10/18/16	600,000 b	601,502
AON Capital Trust A, Gtd. Cap. Secs.	8.21	1/1/27	70,000	76,218
AXA, Sub. Bonds	8.60	12/15/30	165,000	206,994
Berkshire Hathaway Finance, Gtd. Notes	4.85	1/15/15	200,000	194,067
CNA Financial, Unscd. Notes	6.50	8/15/16	100,000	102,702
GE Global Insurance Holdings, Sr. Unscd. Notes	7.00	2/15/26	150,000	160,035
Marsh & McLennan Cos., Sr. Unscd. Bonds	5.88	8/1/33	200,000	180,429
MetLife, Sr. Unscd. Notes	6.13	12/1/11	260,000 b	269,255
MetLife, Sr. Notes	6.38	6/15/34	200,000	203,109
Nationwide Financial Services, Sr. Notes	6.25	11/15/11	350,000	359,388
Principal Financial Group, Gtd. Notes	6.05	10/15/36	225,000	220,921
Progressive, Sr. Unscd. Notes	6.63	3/1/29	100,000	107,599
Prudential Financial, Notes, Ser. B	4.75	4/1/14	350,000	330,085
St. Paul Travelers Cos., Sr. Unscd. Notes	5.50	12/1/15	200,000	197,800

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Torchmark, Debs.	8.25	8/15/09	150,000	158,438
Willis North America, Gtd. Notes	6.20	3/28/17	335,000	338,656
				4,305,846
Real Estate Investment Trusts−.4%				
Boston Properties, Sr. Notes	5.00	6/1/15	500,000	469,808
Brandywine Operating Partnership, Gtd. Notes	5.75	4/1/12	130,000	129,451
ERP Operating, Unscd. Notes	5.20	4/1/13	600,000 b	582,067
iStar Financial, Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000	164,079
Regency Centers, Gtd. Notes	5.88	6/15/17	200,000	194,994
Simon Property Group, Notes	6.35	8/28/12	400,000	411,866
				1,952,265
Restaurants−.1%				
Starbucks, Sr. Unscd. Bonds	6.25	8/15/17	750,000	**765,871**
Retail−.7%				
Costco Wholesale, Sr. Unscd. Notes	5.50	3/15/17	500,000	492,962
CVS Caremark, Sr. Unscd. Notes	6.25	6/1/27	500,000	498,570
Home Depot, Sr. Notes	3.75	9/15/09	1,000,000	973,123
J.C. Penney, Sr. Unscd. Notes	8.00	3/1/10	350,000	373,070
Macy's Retail Holdings, Debs.	7.45	7/15/17	350,000	366,541
May Department Stores, Unscd. Notes	6.70	7/15/34	200,000	185,407
Target, Sr. Unscd. Notes	5.38	5/1/17	400,000	390,141
Target, Sr. Unscd. Debs.	7.00	7/15/31	125,000	133,288

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Wal-Mart Stores,				
Bonds	5.25	9/1/35	400,000	354,943
				3,768,045
State/Territory Gen Oblg−.1%				
State of Illinois Taxable Pension				
Funding, Bonds	5.10	6/1/33	450,000	**426,681**
Technology−.3%				
Electronic Data Systems,				
Sr. Unsub. Notes, Ser. B	6.50	8/1/13	125,000 [a]	126,727
International Business Machines,				
Unscd. Debs., Ser. A	7.50	6/15/13	75,000	83,320
International Business Machines,				
Unscd. Debs.	8.38	11/1/19	300,000	370,349
Oracle,				
Unscd. Notes	5.00	1/15/11	1,000,000	1,001,872
				1,582,268
Telecommunications−2.1%				
America Movil,				
Unscd. Notes	6.38	3/1/35	100,000	103,250
AT & T Wireless Services,				
Sr. Unsub. Notes	7.88	3/1/11	1,125,000	1,219,643
AT & T Wireless Services,				
Sr. Unsub. Notes	8.13	5/1/12	250,000	279,077
BellSouth Telecommunications,				
Unscd. Debs.	6.38	6/1/28	550,000	566,710
British Telecommunications,				
Bonds	9.13	12/15/30	150,000 [a]	203,421
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	500,000	502,766
Comcast,				
Gtd. Notes	6.95	8/15/37	365,000	391,870
Deutsche Telekom International				
Finance, Gtd. Bonds	8.25	6/15/30	300,000 [a]	374,948
Embarq,				
Sr. Unscd. Notes	8.00	6/1/36	150,000	161,419

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
France Telecom, Notes	8.50	3/1/31	220,000 [a]	289,118
KPN, Sr. Unsub. Bonds	8.38	10/1/30	250,000	299,227
Motorola, Debs.	7.50	5/15/25	150,000	157,299
New Jersey Bell Telephone, Debs	8.00	6/1/22	25,000	28,874
Pacific-Bell, Debs.	7.13	3/15/26	310,000	339,956
SBC Communications, Sr. Unscd. Notes	5.88	8/15/12	775,000	800,546
Sprint Capital, Gtd. Notes	7.63	1/30/11	1,500,000	1,585,537
Telecom Italia Capital, Gtd. Notes	6.38	11/15/33	200,000	199,793
Telefonica Emisiones, Gtd. Notes	7.05	6/20/36	200,000	220,392
Telefonica Europe, Gtd. Notes	7.75	9/15/10	200,000	214,288
Time Warner Cable, Sr. Unscd. Notes	6.55	5/1/37	350,000 [c]	353,985
U.S. West Communications, Debs.	6.88	9/15/33	215,000	203,712
Verizon Global Funding, Notes	7.25	12/1/10	500,000	533,787
Verizon Global Funding, Sr. Unscd. Notes	7.38	9/1/12	500,000	547,656
Verizon Global Funding, Notes	7.75	12/1/30	600,000	708,899
Vodafone Group, Unscd. Notes	5.63	2/27/17	500,000	496,064
Vodafone Group, Sr. Notes	7.75	2/15/10	580,000	613,692
				11,395,929

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation–.2%				
Burlington Northern Santa Fe, Unscd. Debs.	7.00	12/15/25	100,000	108,339
Canadian National Railway, Unscd. Notes	6.90	7/15/28	100,000	108,787
CSX, Sr. Unsub. Bonds	6.15	5/1/37	200,000	190,736
FedEx, Notes	9.65	6/15/12	225,000	264,202
Norfolk Southern, Sr. Unscd. Notes	5.59	5/17/25	10,000	9,399
Norfolk Southern, Sr. Notes	7.80	5/15/27	250,000	291,610
Union Pacific, Sr. Unscd. Debs.	6.63	2/1/29	200,000	205,459
United Parcel Service of America, Sr. Unsub. Debs.	8.38	4/1/30	10,000 [a]	12,964
				1,191,496
U.S. Government Agencies–9.2%				
Federal Farm Credit Banks, Bonds	5.13	8/25/16	350,000	356,916
Federal Home Loan Banks, Bonds, Ser. 455	3.00	4/15/09	5,675,000	5,565,495
Federal Home Loan Banks, Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,580,785
Federal Home Loan Banks, Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,649,802
Federal Home Loan Banks, Bonds, Ser. 432	4.50	9/16/13	1,000,000	988,696
Federal Home Loan Banks, Bonds	4.75	12/16/16	1,000,000	988,914
Federal Home Loan Banks, Bonds	4.88	11/18/11	3,000,000	3,034,722
Federal Home Loan Banks, Bonds	5.50	7/15/36	180,000	187,853
Federal Home Loan Mortgage Corp. Notes	5.13	10/18/16	750,000	762,490
Federal Home Loan Mortgage Corp., Notes	3.63	9/15/08	1,000,000	992,562

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Mortgage Corp., Notes	4.00	12/15/09	2,350,000	2,335,402
Federal Home Loan Mortgage Corp., Notes	4.38	7/17/15	2,825,000	2,744,035
Federal Home Loan Mortgage Corp., Notes	4.75	1/18/11	1,250,000	1,262,812
Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	1,000,000	1,007,626
Federal Home Loan Mortgage Corp., Notes,	5.13	7/15/12	1,000,000	1,023,070
Federal Home Loan Mortgage Corp., Notes	5.50	9/15/11	500,000	517,562
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	650,000	679,513
Federal Home Loan Mortgage Corp., Notes	6.25	7/15/32	650,000	744,760
Federal National Mortgage Association, Notes	4.38	10/15/15	850,000	827,816
Federal National Mortgage Association, Notes	4.63	10/15/14	1,500,000	1,485,298
Federal National Mortgage Association, Notes	5.25	1/15/09	8,525,000	8,606,840
Federal National Mortgage Association, Sub. Notes	5.25	8/1/12	1,000,000	1,020,309
Federal National Mortgage Association, Notes	5.25	9/15/16	1,225,000	1,257,248
Federal National Mortgage Association, Notes	5.38	11/15/11	1,250,000	1,289,961
Federal National Mortgage Association, Notes	5.50	3/15/11	1,200,000	1,239,569
Federal National Mortgage Association, Bonds	6.25	5/15/29	1,300,000	1,471,021
Federal National Mortgage Association, Notes	7.25	1/15/10	1,450,000	1,538,462
Financing (FICO), Bonds	8.60	9/26/19	40,000	52,754
Financing (FICO), Bonds, Ser. E	9.65	11/2/18	510,000	710,670

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Tennessee Valley Authority, Notes, Ser. C	4.75	8/1/13	750,000	751,554
Tennessee Valley Authority, Bonds, Ser. C	6.00	3/15/13	450,000	479,448
				50,153,965
U.S. Government Agencies/ Mortgage-Backed—37.5%				
Federal Home Loan Mortgage Corp. :				
6.00%			1,800,000 d	1,811,520
4.00%, 9/1/08–9/1/18			1,231,443	1,170,723
4.14%, 2/1/35			1,219,193 a	1,199,861
4.50%, 5/1/10–9/1/35			6,795,133	6,536,659
4.65%, 2/1/34			1,226,886 a	1,213,492
4.67%, 8/1/35			814,036 a	812,342
5.00%, 11/1/07–5/1/37			18,550,195	17,969,400
5.33%, 3/1/37			618,853 a	620,104
5.50%, 9/1/09–7/1/37			26,027,618 a	25,754,730
5.65%, 4/1/36			1,137,378 a	1,138,072
5.75%, 1/15/12			2,500,000	2,613,650
6.00%, 12/1/13–10/1/37			14,969,208	15,090,141
6.50%, 3/1/11–8/1/37			3,583,286	3,680,251
7.00%, 9/1/11–7/1/34			464,485	484,917
7.50%, 7/1/10–11/1/33			266,620	280,397
8.00%, 5/1/26–10/1/31			113,520	120,572
8.50%, 6/1/30			3,253	3,489
Federal National Mortgage Association:				
5.00%			2,900,000 d	2,783,704
5.50%			2,100,000 d	2,069,466
3.83%, 6/1/34			735,322 a	727,973
4.00%, 9/1/18–10/1/20			1,855,309	1,756,122
4.33%, 1/1/35			929,118 a	925,657
4.39%, 6/1/34			244,544 a	240,370
4.50%, 4/1/18–8/1/35			5,709,722	5,474,478
4.57%, 3/1/34			1,112,171 a	1,096,762
4.86%, 9/1/35			1,809,285 a	1,803,800
5.00%, 5/1/10–8/1/37			23,820,146	23,063,494
5.20%, 11/1/36			833,733 a	834,205
5.50%, 1/1/17–10/1/37			32,985,857 a	32,638,105
6.00%, 6/1/11–10/1/37			21,575,484	21,781,750
6.50%, 1/1/11–8/1/37			7,468,232	7,666,880

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal National Mortgage Association (continued):		
7.00%, 8/1/08−7/1/37	1,970,768	2,050,869
7.50%, 8/1/15−3/1/32	305,346	323,729
8.00%, 5/1/27−10/1/30	42,275	44,692
8.50%, 2/1/25	4,241	4,559
9.00%, 10/1/30	4,107	4,479
Government National Mortgage Association I:		
4.50%, 6/15/19−8/15/33	919,417	883,455
5.00%, 3/15/18−5/15/37	4,292,939	4,174,345
5.50%, 2/15/33−3/15/37	5,653,584	5,623,255
6.00%, 4/15/17−10/15/37	4,971,708	5,039,343
6.50%, 9/15/08−10/15/36	1,925,077	1,982,767
7.00%, 10/15/11−8/15/32	320,578	337,606
7.50%, 12/15/26−10/15/32	143,498	151,946
8.00%, 8/15/24−3/15/32	57,516	61,229
8.50%, 10/15/26	19,591	21,161
9.00%, 2/15/22−2/15/23	16,140	17,498
		204,084,019
U.S. Government Securities−23.4%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	1,955,000 [b]	1,877,412
4.75%, 2/15/37	680,000 [b]	679,841
5.38%, 2/15/31	2,310,000 [b]	2,503,465
5.50%, 8/15/28	2,000,000 [b]	2,185,626
6.00%, 2/15/26	740,000 [b]	847,532
6.13%, 8/15/29	1,400,000 [b]	1,652,210
6.25%, 8/15/23	2,450,000 [b]	2,844,298
7.13%, 2/15/23	1,575,000 [b]	1,974,288
7.25%, 5/15/16	2,300,000 [b]	2,756,228
7.88%, 2/15/21	3,130,000 [b]	4,094,923
8.00%, 11/15/21	790,000 [b]	1,051,503
8.13%, 8/15/29	1,850,000 [b]	2,426,536
8.75%, 5/15/17	775,000 [b]	1,027,602
8.75%, 5/15/20	775,000 [b]	1,071,377
8.88%, 8/15/17	3,825,000 [b]	5,128,491
9.00%, 11/15/18	1,450,000 [b]	1,997,490
11.25%, 2/15/15	3,525,000 [b]	5,034,694
12.00%, 8/15/13	1,445,000 [b]	1,532,152
12.50%, 8/15/14	40,000	45,838

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)		
U.S. Treasury Notes:		
3.13%, 9/15/08	6,000,000 b	5,953,128
4.00%, 2/15/14	5,000,000 b	4,937,110
4.13%, 8/31/12	5,500,000 b	5,496,134
4.25%, 8/15/13	6,000,000 b	6,018,756
4.38%, 8/15/12	5,425,000 b	5,495,780
4.50%, 3/31/12	2,950,000 b	2,996,097
4.75%, 11/15/08	12,100,000 b	12,189,806
4.75%, 3/31/11	1,800,000 b	1,843,313
4.88%, 4/30/11	8,000,000 b	8,223,752
4.88%, 7/31/11	1,500,000 b	1,543,946
4.88%, 2/15/12	3,700,000 b	3,817,360
5.00%, 8/15/11	3,250,000 b	3,365,528
5.13%, 5/15/16	700,000 b	734,891
5.75%, 8/15/10	3,800,000 b	3,980,204
6.00%, 8/15/09	14,275,000 b	14,781,320
6.50%, 2/15/10	5,100,000 b	5,383,290
		127,491,921
Total Bonds and Notes (cost $534,748,911)		**533,780,566**

Other Investment—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $14,214,000)	14,214,000 e	**14,214,000**

Investment of Cash Collateral for Securities Loaned—17.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $92,632,828)	92,632,828 [e]	**92,632,828**
Total Investments (cost $641,595,739)	**117.6%**	**640,627,394**
Liabilities, Less Cash and Receivables	**(17.6%)**	**(95,905,630)**
Net Assets	**100.0%**	**544,721,764**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *All or a portion of these securities are on loan. At October 31, 2007, the total market value of the fund's securities on loan is $126,881,508 and the total market value of the collateral held by the fund is $131,301,050, consisting of cash collateral of $92,632,828, U.S. Government and agency securities valued at $24,312,603, and Letters of Credit valued at $14,355,619.*
[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $754,109 or .1% of net assets.*
[d] *Purchased on a forward commitment basis.*
[e] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	70.1	Foreign/Governmental	1.9
Corporate Bonds	19.6	State/Government	
Short-Term/		General Obligations	.1
Money Market Investments	19.6		
Asset/Mortgage-Backed	6.3		**117.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $126,881,508)–Note 1(b):		
Unaffiliated issuers	534,748,911	533,780,566
Affiliated issuers	106,846,828	106,846,828
Cash		1,474,141
Receivable for investment securities sold		7,339,903
Dividends and interest receivable		5,219,001
Receivable for shares of Capital Stock subscribed		727,869
		655,388,308
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		125,518
Liability for securities on loan–Note 1(b)		92,632,828
Payable for investment securities purchased		16,217,676
Payable for shares of Capital Stock redeemed		1,690,406
Interest payable–Note 2		116
		110,666,544
Net Assets ($)		**544,721,764**
Composition of Net Assets ($):		
Paid-in capital		549,289,731
Accumulated undistributed investment income–net		17,698
Accumulated net realized gain (loss) on investments		(3,617,320)
Accumulated net unrealized appreciation (depreciation) on investments		(968,345)
Net Assets ($)		**544,721,764**

Net Asset Value Per Share

	Investor Shares	BASIC Shares
Net Assets ($)	297,997,985	246,723,779
Shares Outstanding	29,701,784	24,578,474
Net Asset Value Per Share ($)	**10.03**	**10.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Interest	23,284,592
Cash dividends:	
Affiliated issuers	546,509
Income from securities lending	126,902
Total Income	**23,958,003**
Expenses:	
Management fee–Note 3(a)	699,526
Distribution fees (Investor Shares)–Note 3(b)	601,586
Directors' fees–Note 3(a)	38,885
Loan commitment fees–Note 2	3,450
Interest expense–Note 2	116
Total Expenses	**1,343,563**
Less–Directors fees reimbursed by the Manager	(38,885)
Net Expenses	**1,304,678**
Investment Income–Net	**22,653,325**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(157,819)
Net unrealized appreciation (depreciation) on investments	1,534,763
Net Realized and Unrealized Gain (Loss) on Investments	**1,376,944**
Net Increase in Net Assets Resulting from Operations	**24,030,269**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income−net	22,653,325	19,013,977
Net realized gain (loss) on investments	(157,819)	(2,189,646)
Net unrealized appreciation (depreciation) on investments	1,534,763	2,968,192
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,030,269**	**19,792,523**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor Shares	(11,482,656)	(9,992,584)
BASIC Shares	(11,353,172)	(9,277,623)
Total Dividends	**(22,835,828)**	**(19,270,207)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	170,848,549	93,843,024
BASIC Shares	117,425,056	63,013,482
Dividends reinvested:		
Investor Shares	11,189,881	9,704,360
BASIC Shares	5,714,132	4,836,534
Cost of shares redeemed:		
Investor Shares	(110,003,537)	(90,029,048)
BASIC Shares	(74,885,473)	(58,179,698)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**120,288,608**	**23,188,654**
Total Increase (Decrease) in Net Assets	**121,483,049**	**23,710,970**
Net Assets ($):		
Beginning of Period	423,238,715	399,527,745
End of Period	**544,721,764**	**423,238,715**
Undistributed investment income−net	17,698	17,511

	Year Ended October 31,	
	2007	2006
Capital Share Transactions:		
Investor Shares		
Shares sold	17,120,327	9,444,052
Shares issued for dividends reinvested	1,121,581	977,490
Shares redeemed	(11,045,132)	(9,058,685)
Net Increase (Decrease) in Shares Outstanding	**7,196,776**	**1,362,857**
BASIC Shares		
Shares sold	11,789,633	6,347,381
Shares issued for dividends reinvested	572,731	486,775
Shares redeemed	(7,507,754)	(5,859,485)
Net Increase (Decrease) in Shares Outstanding	**4,854,610**	**974,671**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.02	10.01	10.38	10.35	10.38
Investment Operations:					
Investment income—net[a]	.47	.45	.41	.41	.40
Net realized and unrealized gain (loss) on investments	.02	.02	(.34)	.10	.02
Total from Investment Operations	.49	.47	.07	.51	.42
Distributions:					
Dividends from investment income—net	(.48)	(.46)	(.43)	(.43)	(.45)
Dividends from net realized gain on investments	–	–	(.01)	(.05)	(.00)[b]
Total Distributions	(.48)	(.46)	(.44)	(.48)	(.45)
Net asset value, end of period	10.03	10.02	10.01	10.38	10.35
Total Return (%)	4.99	4.79	.72	5.02	4.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.41	.40	.40	.40	.40
Ratio of net expenses to average net assets	.40	.40	.40	.40	.40
Ratio of net investment income to average net assets	4.73	4.53	4.06	3.94	3.77
Portfolio Turnover Rate	42.83[c]	31.05	46.96	44.84	99.57
Net Assets, end of period ($ x 1,000)	297,998	225,507	211,701	208,234	218,731

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended October 31, 2007 was 41.80%.*
See notes to financial statements.

	Year Ended October 31,				
BASIC Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.03	10.02	10.39	10.36	10.39
Investment Operations:					
Investment income—net [a]	.50	.47	.44	.43	.43
Net realized and unrealized gain (loss) on investments	.01	.02	(.34)	.11	.02
Total from Investment Operations	.51	.49	.10	.54	.45
Distributions:					
Dividends from investment income—net	(.50)	(.48)	(.46)	(.46)	(.48)
Dividends from net realized gain on investments	–	–	(.01)	(.05)	(.00)[b]
Total Distributions	(.50)	(.48)	(.47)	(.51)	(.48)
Net asset value, end of period	10.04	10.03	10.02	10.39	10.36
Total Return (%)	5.25	5.06	.97	5.29	4.36
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.16	.15	.15	.15	.15
Ratio of net expenses to average net assets	.15	.15	.15	.15	.15
Ratio of net investment income to average net assets	4.99	4.78	4.31	4.19	4.06
Portfolio Turnover Rate	42.83[c]	31.05	46.96	44.84	99.57
Net Assets, end of period ($ x 1,000)	246,724	197,732	187,827	171,827	140,249

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended October 31, 2007 was 41.80%.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class, as well as their minimum purchase and account balance requirements. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It's the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $68,332, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $17,698, accumulated capital losses $3,731,524 and unrealized depreciation $854,141.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $953,347 of the carryover expires in fiscal 2013, $2,421,672 expires in fiscal 2014 and $356,505 expires in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $22,835,828 and $19,270,207, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences primarily due to the tax treatment for paydown gains and losses on mortgage backed securities, amortization of premiums and consent fees, the fund increased accumulated undistributed investment income-net by $182,690 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $2,000, with a related weighted average annualized interest rate of 5.64%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to the Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distribution fee. During the period ended October 31, 2007, the Investor shares were charged $601,586 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $64,961 and Rule 12b-1 distribution plan fees $60,557.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $313,436,737 and $196,090,140, respectively, of which $4,735,586 in purchases and $4,737,686 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds, with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

At October 31, 2007, the cost of investments for federal income tax purposes was $641,481,535; accordingly, accumulated net unrealized depreciation on investments was $854,141, consisting of $3,074,478 gross unrealized appreciation and $3,928,619 gross unrealized depreciation.

The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Bond Market Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers, or by other appropriate auditing procedures where replies were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Bond Market Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

For federal tax purposes, the fund hereby designates 99.60% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends".

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

50

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Bond Market Index Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DBMIX   BASIC: DBIRX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0310AR1007

Dreyfus Premier Midcap Stock Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Midcap Stock Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2006, through October 31, 2007

Fund and Market Performance Overview

Stocks generally advanced during the reporting period on the strength of global economic growth and better than expected corporate earnings. Midcap stocks produced particularly attractive returns, outperforming their small- and large-cap counterparts. The fund benefited from this environment, participating to a significant degree in the market's rise. However, relatively disappointing results in some areas, particularly the energy and industrials sectors, constrained the fund's gains compared to its benchmark.

For the 12-month period ended October 31, 2007 the fund produced total returns of 9.85% for Class A shares, 9.06% for Class B shares, 9.03% for Class C shares, 10.11% for Class I shares and 9.56% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of 17.02% for the same period.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

On a separate note, effective October 1, 2007, members of the Franklin Portfolio Associates' Smallcap Team stepped in as the fund's portfolio managers.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue its goal, the fund invests primarily in a blended portfolio of growth and value stocks of mid-capitalization companies. A proprietary quantitative model considers more than 40 factors to identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and other factors. We then focus on "bottom-up" stock selection to construct a portfolio with exposure to industries and market capitalizations that are similar to the benchmark's composition. We seek to overweight more attractive stocks and underweight or not hold stocks that have been ranked as less attractive.

The Fund Achieved Mixed Success

Although the U.S. economy showed signs of slowing and a credit crisis produced heightened market volatility during the reporting period, high levels of global industrial activity spurred demand for basic materials and energy, driving those market sectors sharply higher. The fund's basic materials and energy holdings benefited from these trends, but performance relative to the benchmark proved to be mixed.

In the materials sector, the fund roughly matched the benchmark's robust gains. Top performers included U.S.-based steel fabricator AK Steel Holding and diversified chemical company Lyondell Chemical, the latter of which rose in response to a financially attractive takeover offer. On the other hand, several of the fund's energy holdings generated weaker gains than the benchmark. The fund avoided some of the energy sector's more richly valued stocks in favor of more reasonably priced holdings, such as drilling contractor Unit Corp. and oilfield services equipment provider Superior Energy Services. However, the market tended to disregard valuations, rewarding growth-oriented energy stocks to a greater degree than the fund's more value-oriented holdings.

Most other sectors of the market produced more modest gains. The fund received particularly strong contributions to relative performance in the business services sector. Top-performing holdings included digital map information provider NAVTEQ, which posted better-than-expected earnings and was the subject of takeover speculation; online travel services company priceline.com, which benefited from the growing popularity of domestic travel; and farm and industrial machinery maker Cummins, which experienced strong worldwide demand. A timely purchase and sale of shares in specialty footwear maker Crocs further enhanced the fund's performance.

On the other hand, slowing U.S. economic growth and a troubled domestic housing market took a disproportionate toll on several of the fund's industrial holdings, such as homebuilder Lennar and truck leasing and rental company Ryder Systems. Other holdings that detracted from the fund's performance compared to the benchmark included for-profit education provider Career Education, which experienced declining enrollment trends, and biotechnology developer Sepracor, which faced slowing sales on a key drug.

Repositioning the Fund in a Growth-Oriented Market Environment

When the fund's current management team took the reins on October 1, 2007, we began taking steps to align the fund's holdings with our disciplined, quantitative investment approach and our balanced, growth-and-value risk management principles. This has remained an ongoing process as we seek to minimize transaction costs while working to enhance relative performance through our stock selection process.

As of the end of the reporting period, the fund's sector profile and value/momentum profile are consistent with the benchmark's characteristics in these areas. In the current growth-oriented market environment, we have remained particularly sensitive to the fund's momentum weighting, taking steps when necessary to maintain the balance that our risk management approach requires.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through 4/4/08, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market. Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Midcap Stock Fund Class A shares and Class I shares and the Standard & Poor's MidCap 400 Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A and Class I shares of Dreyfus Premier Midcap Stock Fund on 10/31/97 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class I shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		**3.56%**	**12.21%**	**7.23%**
without sales charge		**9.85%**	**13.54%**	**7.87%**
Class B shares				
with applicable redemption charge †	**1/16/98**	**5.44%**	**12.46%**	**7.40%**††,††††
without redemption	**1/16/98**	**9.06%**	**12.70%**	**7.40%**††,††††
Class C shares				
with applicable redemption charge †††	**1/16/98**	**8.13%**	**12.70%**	**7.09%**††††
without redemption	**1/16/98**	**9.03%**	**12.70%**	**7.09%**††††
Class I shareS		**10.11%**	**13.81%**	**8.13%**
Class T shares				
with applicable sales charge (4.5%)	**8/16/99**	**4.62%**	**12.21%**	**7.15%**††††
without sales charge	**8/16/99**	**9.56%**	**13.24%**	**7.65%**††††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†††† *The total return performance figures presented for Class B, C and T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 1/16/98, 1/16/98 and 8/16/99 (the inception dates for Class B, C and T shares) respectively, adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.55	$ 10.30	$ 10.30	$ 5.29	$ 7.80
Ending value (after expenses)	$998.00	$994.00	$994.00	$998.70	$995.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.61	$ 10.41	$ 10.41	$ 5.35	$ 7.88
Ending value (after expenses)	$1,018.65	$1,014.87	$1,014.87	$1,019.91	$1,017.39

† *Expenses are equal to the fund's annualized expense ratio of 1.30% for Class A, 2.05% for Class B, 2.05% for Class C, 1.05% for Class I and 1.55% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—99.8%	Shares	Value ($)
Consumer Discretionary—17.0%		
Aeropostale	32,675 [a]	748,257
American Eagle Outfitters	32,725	778,200
American Greetings, Cl. A	18,800	495,192
AnnTaylor Stores	12,150 [a]	376,528
Apollo Group, Cl. A	11,350 [a]	899,601
AutoZone	5,300 [a]	659,373
Big Lots	15,350 [a]	368,093
Brinker International	17,675	448,768
Choice Hotels International	13,550	524,927
Coach	14,600 [a]	533,776
Dollar Tree Stores	34,900 [a]	1,336,670
EchoStar Communications, Cl. A	22,650 [a]	1,108,944
Expedia	17,450 [a]	569,917
Family Dollar Stores	29,950	759,232
Gentex	40,600	843,668
Hanesbrands	15,500 [a]	481,120
Harley-Davidson	8,900	458,350
Hasbro	22,350	667,147
HLTH	28,500 [a]	402,135
Idearc	9,800	264,404
NutriSystem	5,600 [a,b]	168,560
NVR	850 [a]	404,388
Packaging Corp. of America	12,700	404,368
Pactiv	17,900 [a]	491,713
Phillips-Van Heusen	10,950	523,410
Priceline.com	6,050 [a]	563,255
Rent-A-Center	17,050 [a]	272,800
Ross Stores	15,900	429,618
Scholastic	11,250 [a]	445,275
Shaw Communications, Cl. B	8,950	249,884
Snap-On	8,900	444,199
Sotheby's	15,300	828,801
Steelcase, Cl. A	21,400	382,418
Tiffany & Co.	10,200	552,636
Toll Brothers	8,600 [a]	197,026
Universal/Richmond, VA	19,200	935,808

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Warnaco Group	15,400 a	626,626
Wynn Resorts	3,100	500,433
Xerox	35,750 a	623,480
		21,769,000
Consumer Staples−1.6%		
Herbalife	9,100	401,219
Hormel Foods	29,050	1,059,744
NBTY	14,800 a	526,880
		1,987,843
Energy−8.2%		
Cimarex Energy	24,100	976,291
Frontier Oil	14,750	675,402
Global Industries	21,800 a	536,716
Grant Prideco	8,350 a	410,486
Newfield Exploration	13,700 a	737,608
Noble Energy	27,250	2,085,715
Patterson-UTI Energy	18,150	361,911
Pride International	9,600 a	354,240
Sunoco	6,900	507,840
Superior Energy Services	20,000 a	741,600
Swift Energy	9,850 a	467,186
Tesoro	12,250	741,493
Tidewater	19,500	1,066,065
Unit	10,850 a	518,305
Western Refining	7,950	291,606
		10,472,464
Financial−13.7%		
AMB Property	14,200	927,970
American Financial Group/OH	23,250	695,175
AmeriCredit	20,850 a	294,193
CapitalSource	29,450	536,579
CIT Group	11,250	396,450
Endurance Specialty Holdings	9,900	388,179
Everest Re Group	9,950	1,060,073
Federated Investors, Cl. B	9,050	389,150
First Marblehead	8,300	322,289
FirstMerit	16,800	356,160

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
HCC Insurance Holdings	43,700	1,306,193
Hospitality Properties Trust	47,750	1,890,900
Jefferies Group	28,650	765,815
Jones Lang LaSalle	17,200	1,639,676
Lincoln National	9,500	592,515
M & T Bank	5,350	532,218
National Retail Properties	25,200	638,820
Nationwide Financial Services, Cl. A	11,450	614,293
Philadelphia Consolidated Holding	10,800 a	440,640
Phoenix Cos.	25,150	346,567
Potlatch	7,100	338,386
ProLogis	12,150	871,641
Reinsurance Group of America	6,300	359,919
SEI Investments	17,400	550,188
Unum Group	24,300	567,162
W.R. Berkley	13,700	412,233
XL Capital, Cl. A	4,100	294,995
		17,528,379
Health Care−11.6%		
AmerisourceBergen	15,150	713,716
Apria Healthcare Group	24,600 a	594,582
Cephalon	9,950 a	733,713
CIGNA	15,500	813,595
Community Health Systems	12,100 a	398,453
Covance	3,550 a	292,875
Coventry Health Care	11,250 a	678,487
Dentsply International	31,500	1,306,620
Edwards Lifesciences	20,500 a	1,029,510
Endo Pharmaceuticals Holdings	9,150 a	268,095
Genzyme	7,250 a	550,782
Health Net	15,250 a	817,552
Henry Schein	11,550 a	691,845
Humana	9,900 a	742,005
Intuitive Surgical	3,550 a	1,160,388
Invitrogen	7,650 a	695,155
King Pharmaceuticals	35,000 a	371,000
Lincare Holdings	25,000 a	869,250

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Medicis Pharmaceutical, Cl. A	10,950	325,106
Sepracor	4,600 [a]	126,684
STERIS	28,500	827,640
ViroPharma	19,450 [a]	167,465
Vital Signs	6,300	333,270
Zimmer Holdings	4,100 [a]	284,909
		14,792,697
Industrial−19.1%		
Acuity Brands	13,000	621,400
AGCO	23,750 [a]	1,417,400
Allied Waste Industries	51,950 [a]	656,648
Applied Industrial Technologies	23,300	825,985
Arkansas Best	8,600	236,070
Avis Budget Group	25,950 [a]	541,576
Con-way	13,500	575,235
Cummins	3,150	377,874
Deluxe	16,350	659,559
Dun & Bradstreet	10,600	1,026,610
EMCOR Group	16,150 [a]	556,044
Equifax	13,650	525,525
Fastenal	5,850	260,208
Fluor	4,200	663,600
GATX	15,550	637,083
Granite Construction	12,750	545,955
Harsco	8,750	530,425
Herman Miller	17,650	480,433
HNI	9,200	398,912
Hubbell, Cl. B	7,400	407,000
Jacobs Engineering Group	7,000 [a]	610,050
Kelly Services, Cl. A	15,200	319,656
Manitowoc	11,600	571,416
Manpower	12,500	934,250
MSC Industrial Direct, Cl. A	15,600	759,876
Northwest Airlines	14,250 [a]	264,338
Pacer International	14,300	210,782
Republic Services	25,525	872,700
Rockwell Automation	8,700	599,256

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Ryder System	6,850	327,773
SPX	10,450	1,058,585
Teleflex	29,400	2,152,374
Terra Industries	39,900 [a]	1,471,911
Thomas & Betts	5,550 [a]	310,856
Trinity Industries	8,650	312,611
W.W. Grainger	8,900	800,288
Wabtec	15,350	576,086
Werner Enterprises	14,350	272,937
		24,369,287
Information Technology–12.4%		
3Com	81,000 [a]	395,280
ADTRAN	8,300	199,781
ASM International	13,500	384,210
ASML Holding (NY Shares)	13,322 [a]	465,204
AVX	22,450	346,852
CA	19,850	525,032
Cadence Design Systems	27,050 [a]	530,180
CommScope	28,400 [a]	1,339,628
Computer Sciences	9,200 [a]	537,188
Dolby Laboratories, Cl. A	6,800 [a]	281,928
FactSet Research Systems	9,250	652,310
Intersil, Cl. A	16,350	496,059
KLA-Tencor	5,450	286,943
Lam Research	25,600 [a]	1,285,120
Linear Technology	12,150	401,193
MasterCard, Cl. A	1,850	350,668
McAfee	33,000 [a]	1,364,550
Microchip Technology	23,850	791,105
NCR	13,000 [a]	358,670
Novell	61,950 [a]	468,342
Novellus Systems	24,450 [a]	694,625
Parametric Technology	19,750 [a]	377,225
Quest Software	24,950 [a]	434,130
Tellabs	38,050 [a]	335,221
Teradata Corp.	13,000 [a]	370,890
Total System Services	21,600	647,136

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Vishay Intertechnology	13,500 a	169,965
Western Digital	36,200 a	938,304
Zoran	17,700 a	451,350
		15,879,089
Materials–6.6%		
AK Steel Holding	12,600 a	631,638
Ashland	14,450	848,504
Celanese, Ser. A	10,400	436,384
Commercial Metals	23,700	743,706
Crown Holdings	17,400 a	431,520
Eastman Chemical	9,650	642,593
H.B. Fuller	5,950	175,108
International Paper	20,550	759,528
NOVA Chemicals	13,050	470,714
OM Group	4,900 a	259,602
Quanex	10,950	451,031
Reliance Steel & Aluminum	6,400	373,440
RPM International	28,650	613,970
Sonoco Products	18,700	578,204
United States Steel	6,050	652,795
Worthington Industries	13,750	343,750
		8,412,487
Telecommunication Services–.6%		
Embarq	3,700	195,804
Windstream	37,750	507,738
		703,542
Utilities–9.0%		
AGL Resources	30,550	1,207,641
Alliant Energy	22,550	902,000
Atmos Energy	12,800	359,040
Constellation Energy Group	8,200	776,540
Hess	4,550	325,825
Holly	8,550	536,940
Northeast Utilities	29,950	923,359
OGE Energy	13,850	530,455
ONEOK	12,800	639,232
Pepco Holdings	32,150	915,954

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Portland General Electric	11,700	329,355
Puget Energy	18,700	528,275
Sempra Energy	16,300	1,002,613
Sierra Pacific Resources	64,100	1,081,367
UGI	31,600	841,192
WGL Holdings	17,900	607,168
		11,506,956
Total Common Stocks		
(cost $118,814,026)		**127,421,744**

Investment of Cash Collateral for Securities Loaned−.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $161,280)	161,280 c	**161,280**

Total Investments (cost $118,975,306)	**99.9%**	**127,583,024**
Cash and Receivables (Net)	**.1%**	**113,965**
Net Assets	**100.0%**	**127,696,989**

a *Non-income producing security.*
b *A portion of this security is on loan. At October 31, 2007, the total market value of the fund's security on loan is $151,704 and the total market value of the collateral held by the fund is $161,280.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Industrial	19.1	Energy	8.2
Consumer Discretionary	17.0	Materials	6.6
Financial	13.7	Consumer Staples	1.6
Information Technology	12.4	Telecommunication Services	.6
Health Care	11.6	Money Market Investment	.1
Utilities	9.0		**99.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $151,704)–Note 1(b):		
Unaffiliated issuers	118,814,026	127,421,744
Affiliated issuers	161,280	161,280
Receivable for investment securities sold		664,991
Dividends and interest receivable		99,904
Receivable for shares of Capital Stock subscribed		21,066
		128,368,985
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		155,720
Cash overdraft due to Custodian		132,679
Payable for shares of Capital Stock redeemed		221,446
Liability for securities on loan–Note 1(b)		161,280
Interest payable–Note 2		871
		671,996
Net Assets ($)		**127,696,989**
Composition of Net Assets ($):		
Paid-in capital		102,890,544
Accumulated undistributed investment income–net		52,800
Accumulated net realized gain (loss) on investments		16,145,927
Accumulated net unrealized appreciation (depreciation) on investments		8,607,718
Net Assets ($)		**127,696,989**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	73,900,753	15,708,022	10,472,997	26,227,617	1,387,600
Shares Outstanding	4,892,068	1,177,734	783,427	1,667,123	94,882
Net Asset Value Per Share ($)	**15.11**	**13.34**	**13.37**	**15.73**	**14.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $2,327 foreign taxes withheld at source):	
Unaffiliated issuers	1,994,195
Affiliated issuers	30,103
Income on securities lending	13,636
Total Income	**2,037,934**
Expenses:	
Management fee–Note 3(a)	1,576,113
Distribution and service plan fees–Note 3(b)	524,057
Director fees–Note 3(a)	9,138
Interest expense–Note 2	2,180
Loan commitment fees–Note 2	1,025
Total Expenses	**2,112,513**
Less–reduction in management fee due to undertaking–Note 3(a)	(52,618)
Less–Director fees reimbursed by the Manager–Note 3(a)	(9,138)
Net Expenses	**2,050,757**
Investment (Loss)–Net	**(12,823)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	16,309,602
Net unrealized appreciation (depreciation) on investments	(2,561,573)
Net Realized and Unrealized Gain (Loss) on Investments	**13,748,029**
Net Increase in Net Assets Resulting from Operations	**13,735,206**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006
Operations ($):		
Investment (loss)−net	(12,823)	(436,674)
Net realized gain (loss) on investments	16,309,602	24,616,802
Net unrealized appreciation (depreciation) on investments	(2,561,573)	(7,404,594)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,735,206**	**16,775,534**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(12,838,128)	(24,555,778)
Class B shares	(4,141,897)	(9,829,717)
Class C shares	(2,112,366)	(4,579,972)
Class I shares	(4,818,062)	(8,637,239)
Class T shares	(227,086)	(396,296)
Total Dividends	**(24,137,539)**	**(47,999,002)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,768,053	24,146,625
Class B shares	226,811	1,300,038
Class C shares	1,262,988	2,547,136
Class I shares	2,410,723	3,537,933
Class T shares	462,004	577,812
Dividends reinvested:		
Class A shares	12,001,307	22,225,409
Class B shares	3,903,700	9,117,589
Class C shares	1,501,962	3,036,943
Class I shares	4,651,436	8,202,459
Class T shares	216,678	381,157
Cost of shares redeemed:		
Class A shares	(31,178,371)	(41,684,164)
Class B shares	(11,726,726)	(12,157,110)
Class C shares	(4,279,484)	(5,902,720)
Class I shares	(10,515,413)	(6,631,390)
Class T shares	(720,575)	(573,152)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(16,014,907)**	**8,124,565**
Total Increase (Decrease) in Net Assets	**(26,417,240)**	**(23,098,903)**
Net Assets ($):		
Beginning of Period	154,114,229	177,213,132
End of Period	**127,696,989**	**154,114,229**
Undistributed investment income−net	52,800	9,639

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	1,050,729	1,461,720
Shares issued for dividends reinvested	848,997	1,433,118
Shares redeemed	(2,081,757)	(2,464,110)
Net Increase (Decrease) in Shares Outstanding	**(182,031)**	**430,728**
Class B[b]		
Shares sold	17,328	83,551
Shares issued for dividends reinvested	310,601	643,332
Shares redeemed	(872,354)	(806,012)
Net Increase (Decrease) in Shares Outstanding	**(544,425)**	**(79,129)**
Class C		
Shares sold	96,400	173,594
Shares issued for dividends reinvested	119,245	214,002
Shares redeemed	(315,584)	(380,361)
Net Increase (Decrease) in Shares Outstanding	**(99,939)**	**7,235**
Class I		
Shares sold	154,820	208,707
Shares issued for dividends reinvested	316,482	513,195
Shares redeemed	(673,658)	(393,976)
Net Increase (Decrease) in Shares Outstanding	**(202,356)**	**327,926**
Class T		
Shares sold	32,036	35,292
Shares issued for dividends reinvested	15,797	25,137
Shares redeemed	(48,608)	(34,804)
Net Increase (Decrease) in Shares Outstanding	**(775)**	**25,625**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended October 31, 2007, 487,720 Class B shares representing $6,589,514 were automatically converted to 433,658 Class A shares and during the period ended October 31, 2006, 321,000 Class B shares representing $4,937,127 were automatically converted to 293,276 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.29	20.14	18.02	16.68	13.16
Investment Operations:					
Investment income (loss)–net[a]	.02	(.02)	(.03)	(.03)	(.03)
Net realized and unrealized gain (loss) on investments	1.40	1.80	2.48	1.37	3.55
Total from Investment Operations	1.42	1.78	2.45	1.34	3.52
Distributions:					
Dividends from net realized gain on investments	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	15.11	16.29	20.14	18.02	16.68
Total Return (%)[b]	9.85	10.34	13.70	8.10	26.67
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.32	1.35	1.35	1.35	1.35
Ratio of net investment income (loss) to average net assets	.11	(.10)	(.14)	(.17)	(.24)
Portfolio Turnover Rate	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	73,901	82,641	93,533	157,483	146,958

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	14.77	18.87	17.03	15.87	12.62
Investment Operations:					
Investment (loss)−net [a]	(.09)	(.13)	(.17)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments	1.26	1.66	2.34	1.31	3.38
Total from Investment Operations	1.17	1.53	2.17	1.16	3.25
Distributions:					
Dividends from net realized gain on investments	(2.60)	(5.63)	(.33)	−	−
Net asset value, end of period	13.34	14.77	18.87	17.03	15.87
Total Return (%) [b]	9.06	9.51	12.84	7.31	25.75
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.07	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.65)	(.85)	(.92)	(.91)	(.98)
Portfolio Turnover Rate	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	15,708	25,435	33,992	40,755	50,866

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	14.80	18.90	17.06	15.90	12.64
Investment Operations:					
Investment (loss)–net [a]	(.09)	(.13)	(.17)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments	1.26	1.66	2.34	1.31	3.39
Total from Investment Operations	1.17	1.53	2.17	1.16	3.26
Distributions:					
Dividends from net realized gain on investments	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	13.37	14.80	18.90	17.06	15.90
Total Return (%) [b]	9.03	9.43	12.88	7.30	25.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.07	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.64)	(.85)	(.93)	(.92)	(.99)
Portfolio Turnover Rate	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	10,473	13,072	16,563	16,041	16,164

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	16.82	20.59	18.37	16.95	13.35
Investment Operations:					
Investment income—net[b]	.06	.03	.02	.02	.01
Net realized and unrealized gain (loss) on investments	1.45	1.83	2.53	1.40	3.59
Total from Investment Operations	1.51	1.86	2.55	1.42	3.60
Distributions:					
Dividends from net realized gain on investments	(2.60)	(5.63)	(.33)	−	−
Net asset value, end of period	15.73	16.82	20.59	18.37	16.95
Total Return (%)	10.11	10.56	13.99	8.38	26.97
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.10	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.06	1.10	1.10	1.10	1.10
Ratio of net investment income to average net assets	.36	.15	.08	.09	.04
Portfolio Turnover Rate	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	26,228	31,446	31,738	39,215	59,256

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	15.88	19.81	17.77	16.49	13.05
Investment Operations:					
Investment (loss)–net [a]	(.02)	(.06)	(.08)	(.07)	(.07)
Net realized and unrealized gain (loss) on investments	1.36	1.76	2.45	1.35	3.51
Total from Investment Operations	1.34	1.70	2.37	1.28	3.44
Distributions:					
Dividends from net realized gain on investments	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	14.62	15.88	19.81	17.77	16.49
Total Return (%) [b]	9.56	10.03	13.44	7.83	26.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.60	1.60	1.60	1.60	1.60
Ratio of net expenses to average net assets	1.57	1.60	1.60	1.60	1.60
Ratio of net investment (loss) to average net assets	(.14)	(.36)	(.43)	(.42)	(.49)
Portfolio Turnover Rate	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	1,388	1,519	1,388	1,570	1,486

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ending October 31, 2007, Mellon Bank earned $4,545, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $6,624,644, undistributed capital gains $9,617,146 and unrealized appreciation $8,564,655.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $3,377,039 and $12,994,623 and long-term capital gains $20,760,500 and $35,004,379, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investments trusts, the fund increased accumulated undistributed investment income-net by $55,984 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $39,000, with a related weighted average annualized interest rate of 5.62%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from February 1, 2007 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $52,618 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $4,812 and $29 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $36,635 and $1,406 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1, (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2007, Class A, Class B,

Class C and Class T shares were charged $197,909, $152,130, $87,174 and $3,538, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $50,710, $29,058 and $3,538, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $121,226, Rule 12b-1 distribution plans fees $32,866, and shareholder services plan fees $5,876, which are offset against an expense reimbursement currently in effect in the amount of $4,248.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $175,338,913 and $215,714,836, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $119,018,369; accordingly, accumulated net unrealized appreciation on investments was $8,564,655, consisting of $14,544,640 gross unrealized appreciation and $5,979,985 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Midcap Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Midcap Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

For federal tax purposes, the fund hereby designates 59.10% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $5,064 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also the fund hereby designates $2.2270 per share as a long-term capital gain distribution and $.3400 per share as a short-term capital gain distribution of the $2.5670 per share paid on December 19, 2006 and also the fund hereby designates $.0106 per share as a long-term capital gain distribution and $.0224 per share as a short-term capital gain distribution of the $.0330 per share paid on March 28, 2007.

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE FUND'S
INVESTMENT MANAGER AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 25 and 26, 2007, the Board considered the re-approval through its annual renewal date of April 4, 2008 of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of mid-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4-, 5- and 10- year periods ended June 30, 2007 was below the Performance Group medians (except the 10-year period) and Performance Universe medians for those periods. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board had previously expressed its concern with the fund's performance and requested that the Manager take steps to improve it. Representatives of the Manager presented, and the Board members approved, proposals to change the primary portfolio managers of the fund and to change the fund's investment approach. Effective on or about September 30, 2007, investment decisions for the fund would be made by a team of portfolio managers (Michael Dunn, Oliver Buckley and Patrick Slattery), each of whom is an employee of Dreyfus and is also a member of the Domestic Equity Group of Franklin Portfolio Associates, LLC, an affiliate of Dreyfus. The portfolio managers select stocks through a "bottom-up," structured approach that seeks to identify undervalued securities using a quantitative screening process. The process is driven by a proprietary quantitative model which measures more than 40 characteristics of stocks to identify and rank stocks. Fund shareholders would be notified of these changes at least 30 days before they were implemented.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense

Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians but that its expense ratio was below the Expense Group median and at the Expense Universe median. A representative of the Manager informed the Board members that the fund's total expense ratio, as reported by Lipper, was as of October 31, 2006 and did not reflect the waiver by the Manager of a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets which was put in place as of February 1, 2007 and continues until April 4, 2008 (representing 4.5% of the fund's contractual management fee).

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was reminded that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board noted the effect of the fee waiver on the Manager's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management

Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, noting the portfolio management personnel changes effective on or about September 30, 2007.

- The Board concluded, taking into account the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

40

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

———————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

———————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier Midcap Stock Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPMAX	Class B: DMSBX	Class C: DMSCX
	Class R: DDMRX	Class T: DMSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0330AR1007

Dreyfus Disciplined Stock Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Disciplined Stock Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2006, through October 31, 2007, as provided by Sean Fitzgibbon, Portfolio Manager

Fund and Market Performance Overview

Despite signs of slowing economic growth, inflation concerns and well-publicized problems in the sub-prime mortgage market, stocks generally achieved significant gains during the reporting period. Business-related spending outside the United States enabled companies with a global presence to post strong earnings and revenues, which fueled the market's advance. The fund's return was greater than that of the benchmark, with particularly strong results in the technology, consumer discretionary and consumer staples sectors.

For the 12-month period ended October 31, 2007, Dreyfus Disciplined Stock Fund produced a total return of 18.98%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 14.55% for the same period.[2]

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. We choose stocks through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with overall performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 85 stocks across 11 economic sectors.

Notably Strong Performance in Three Key Sectors

The stock market encountered heightened volatility in the summer of 2007 as investors reassessed their attitudes toward risk in light of a

declining housing market, soaring energy prices and a credit crunch in U.S. fixed-income markets. Nonetheless, rallies before and after the summer enabled the market to post attractive results for the reporting period overall.

The fund fared especially well in the technology area due to its overweighted exposure to the sector and outstanding gains from a few individual holdings. Top performers included Research In Motion, which benefited from accelerating sales of its wireless BlackBerry communications devices; Apple, which announced robust earnings and revenues driven by the success of its new iPhone and other products; and electronic storage specialist EMC/Massachusetts, which rose on the success of its spinoff of software developer VMware.

The consumer discretionary sector proved to be one of the benchmark's weaker areas, but the fund achieved substantial gains in the sector on the strength of good individual stock selections and our decision to avoid generally weak industries, such as automobiles and homebuilding. Instead, the fund emphasized selected retailers, such as apparel discounter TJX Cos., and service providers, such as McDonald's and Hilton Hotels, the latter of which was acquired by The Blackstone Group. In the consumer staples sector, tobacco giant Altria Group and food and beverage company Cadbury Schweppes benefited from speculation regarding the break-up of each company.

Energy Gains Helped Offset Weakness in Financials

Most other market sectors also contributed positively to the fund's relative performance. In the market-leading energy sector, where record-setting oil prices generated attractive profits, the fund's returns outpaced the benchmark's robust gains by a small margin. The fund's performance was augmented by mildly overweighted exposure to energy stocks and by the fund's relatively large investment in oil and gas services provider National Oilwell Varco, which posted triple-digit gains during the reporting period. The fund also produced strongly positive returns in the basic materials sector, the market's second-best performing area. Top holdings included industrial gases producer Air Products &

Chemicals and mining company Phelps Dodge, which was acquired by a competitor at a premium price. However, relatively modest gains in a few chemical companies, such as Rohm and Haas, caused the fund's returns in the basic materials sector to slightly trail the benchmark.

On a more negative note, some of the fund's financial holdings experienced declines related to turmoil in the sub-prime mortgage market. Ambac Financial Group suffered the steepest drop due to its exposure to sub-prime securities, with several other bank and brokerage holdings, such as Merrill Lynch & Co, Citigroup and E*TRADE Financial, also losing ground.

Positioned for Continued Global Growth

As of October 31, 2007, the fund has maintained overweighted exposure to the technology sector. However, we recently have trimmed the fund's technology exposure in response to rising valuations. While the fund has relatively light exposure to the financials sector, we have allocated additional assets to selected financial companies in light of their high dividend yields and increasingly attractive valuations.

More generally, we currently remain optimistic regarding the market's outlook. Despite the challenges facing the U.S. economy, we believe valuations of large-cap stocks with international exposure remain reasonable given near-term earnings growth prospects. We have positioned the fund to benefit from continuing global economic expansion by emphasizing companies with a major presence in regions exhibiting strong growth, including Europe, Asia and key emerging markets.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Disciplined Stock Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/07*

	1 Year	5 Years	10 Years
Fund	**18.98%**	**12.87%**	**6.01%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. All performance information reflects the performance of the fund's previously existing Retail shares (which were not subject to any Rule 12b-1 fee) through December 15, 1997, and the fund's single class of shares (which are subject to a 0.10% Rule 12b-1 fee) from December 16, 1997, through October 31, 2007.

The above graph compares a $10,000 investment made in Dreyfus Disciplined Stock Fund on 10/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 5.23
Ending value (after expenses)	$1,076.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 5.09
Ending value (after expenses)	$1,020.16

† *Expenses are equal to the fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks–99.0%	Shares	Value ($)
Consumer Discretionary–9.0%		
Best Buy	150,220	7,288,674
DIRECTV Group	180,000 a	4,766,400
EchoStar Communications, Cl. A	93,750	4,590,000
Johnson Controls	169,780	7,422,782
McDonald's	255,394	15,247,022
News, Cl. A	216,010	4,680,937
Omnicom Group	247,200	12,602,256
Ross Stores	126,040	3,405,601
Target	139,050	8,532,108
TJX Cos.	219,200	6,341,456
Walt Disney	305,540	10,580,850
		85,458,086
Consumer Staples–9.8%		
Altria Group	313,200	22,841,676
Cadbury Schweppes, ADR	129,190	6,878,076
Coca-Cola Enterprises	308,920	7,973,225
ConAgra Foods	293,830	6,972,586
CVS	189,180	7,902,049
Kroger	408,480	12,005,227
PepsiCo	154,110	11,360,989
SUPERVALU	235,040	9,107,800
Wal-Mart Stores	177,600	8,029,296
		93,070,924
Energy–11.4%		
Chesapeake Energy	243,830	9,626,408
Chevron	226,740	20,748,977
ConocoPhillips	354,540	30,121,718
ENSCO International	117,420	6,515,636
Exxon Mobil	52,910	4,867,191
Marathon Oil	97,150	5,744,479
Nabors Industries	203,020 a	5,700,802
National Oilwell Varco	184,100 a	13,483,484
XTO Energy	164,810	10,940,088
		107,748,783

Common Stocks (continued)	Shares		Value ($)
Financial—18.8%			
American Express	234,980		14,322,031
American International Group	286,650		18,093,348
Bank of America	421,500		20,350,020
CIT Group	147,620		5,202,129
Citigroup	268,670		11,257,273
CME Group	17,550		11,692,687
Fannie Mae	165,630		9,447,535
JPMorgan Chase & Co.	409,800		19,260,600
Merrill Lynch & Co.	133,650		8,823,573
MetLife	154,170		10,614,604
Morgan Stanley	172,350		11,592,261
T. Rowe Price Group	176,600		11,344,784
Wachovia	270,060		12,349,844
Wells Fargo & Co.	379,840		12,918,358
			177,269,047
Health Care—11.6%			
Baxter International	260,840		15,653,008
Becton, Dickinson & Co.	59,570		4,971,712
CIGNA	146,020		7,664,590
Covidien	49,120		2,043,392
Hospira	175,620	a	7,258,375
Johnson & Johnson	144,250		9,400,772
Merck & Co.	293,090		17,075,423
Pfizer	594,344		14,626,806
Schering-Plough	535,280		16,336,746
St. Jude Medical	117,300	a	4,777,629
Thermo Fisher Scientific	171,100	a	10,062,391
			109,870,844
Industrial—9.9%			
Dover	126,390		5,813,940
Eaton	111,370		10,310,635
Emerson Electric	182,730		9,551,297
General Electric	632,940		26,051,810
Goodrich	111,300		7,753,158

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
L-3 Communications Holdings	63,010		6,908,416
Raytheon	73,380		4,667,702
Textron	262,670		18,179,391
Tyco International	49,120		2,022,270
US Airways Group	78,881	a	2,181,848
			93,440,467
Information Technology−18.5%			
Amphenol, Cl. A	179,410		7,942,481
Apple	95,530	a	18,145,923
Cisco Systems	590,330	a	19,516,310
Cognizant Technology Solutions, Cl. A	207,830	a	8,616,632
EMC/Massachusetts	572,090	a	14,525,365
Google, Cl. A	23,800	a	16,826,600
Hewlett-Packard	307,560		15,894,701
Intel	514,150		13,830,635
McAfee	180,810	a	7,476,494
Microsoft	528,360		19,448,932
Oracle	554,200	a	12,286,614
QUALCOMM	256,320		10,952,554
Research In Motion	36,850	a	4,588,194
Texas Instruments	158,910		5,180,466
			175,231,901
Materials−2.8%			
Air Products & Chemicals	117,410		11,488,569
Allegheny Technologies	85,340		8,719,188
Rohm & Haas	120,680		6,260,878
			26,468,635
Telecommunication Services−4.5%			
AT & T	512,690		21,425,315
Verizon Communications	453,120		20,875,238
			42,300,553

Common Stocks (continued)	Shares	Value ($)
Utilities—2.7%		
PG & E	145,360	7,112,465
Sempra Energy	301,410	18,539,729
		25,652,194
Total Common Stocks		
(cost $720,012,960)		**936,511,434**

Other Investment—3.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $28,789,000)	28,789,000 b	**28,789,000**

Total Investments (cost $748,801,960)	**102.1%**	**965,300,434**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(19,481,032)**
Net Assets	**100.0%**	**945,819,402**

ADR—American Depository Receipts
a   *Non-income producing security.*
b   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	18.8	Consumer Discretionary	9.0
Information Technology	18.5	Telecommunication Services	4.5
Health Care	11.6	Money Market Investment	3.1
Energy	11.4	Materials	2.8
Industrial	9.9	Utilities	2.7
Consumer Staples	9.8		**102.1**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	720,012,960	936,511,434
Affiliated issuers	28,789,000	28,789,000
Cash		83,617
Receivable for investment securities sold		9,458,848
Dividends and interest receivable		989,307
Receivable for shares of Capital Stock subscribed		29,708
		975,861,914
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		804,128
Payable for investment securities purchased		28,289,156
Payable for shares of Capital Stock redeemed		935,396
Interest payable–Note 2		13,832
		30,042,512
Net Assets ($)		**945,819,402**
Composition of Net Assets ($):		
Paid-in capital		637,097,365
Accumulated undistributed investment income–net		2,461,535
Accumulated net realized gain (loss) on investments		89,762,028
Accumulated net unrealized appreciation (depreciation) on investments		216,498,474
Net Assets ($)		**945,819,402**
Shares Outstanding		
(165 million shares of $.001 par value Capital Stock authorized)		23,505,581
Net Asset Value, offering and redemption price per share ($)		**40.24**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $32,554 foreign taxes withheld at source):	
Unaffiliated issuers	15,456,515
Affiliated issuers	263,533
Income from securities lending	6,829
Total Income	**15,726,877**
Expenses:	
Management fee–Note 3(a)	8,473,501
Distribution fees–Note 3(b)	941,500
Director fees–Note 3(a)	67,667
Interest expense–Note 2	14,138
Loan commitment fees–Note 2	11,315
Total Expenses	**9,508,121**
Less–reduction in management fee due to undertaking–Note 3(a)	(202,013)
Less–Director fees reimbursed by the Manager–Note 3(a)	(67,667)
Net Expenses	**9,238,441**
Investment Income–Net	**6,488,436**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	91,771,057
Net unrealized appreciation (depreciation) on investments	64,495,488
Net Realized and Unrealized Gain (Loss) on Investments	**156,266,545**
Net Increase in Net Assets Resulting from Operations	**162,754,981**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income−net	6,488,436	8,155,417
Net realized gain (loss) on investments	91,771,057	133,013,208
Net unrealized appreciation (depreciation) on investments	64,495,488	4,154,782
Net Increase (Decrease) in Net Assets Resulting from Operations	**162,754,981**	**145,323,407**
Dividends to Shareholders from ($):		
Investment income−net	(5,603,181)	(9,603,187)
Net realized gain on investments	(85,750,982)	−
Total Dividends	**(91,354,163)**	**(9,603,187)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	58,169,240	39,501,889
Dividends reinvested	86,774,362	8,890,284
Cost of shares redeemed	(211,615,674)	(318,959,730)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(66,672,072)**	**(270,567,557)**
Total Increase (Decrease) in Net Assets	**4,728,746**	**(134,847,337)**
Net Assets ($):		
Beginning of Period	941,090,656	1,075,937,993
End of Period	**945,819,402**	**941,090,656**
Undistributed investment income−net	2,461,535	1,576,280
Capital Share Transactions (Shares):		
Shares sold	1,561,278	1,132,453
Shares issued for dividends reinvested	2,462,017	259,223
Shares redeemed	(5,710,881)	(9,280,855)
Net Increase (Decrease) in Shares Outstanding	**(1,687,586)**	**(7,889,179)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	37.35	32.52	30.02	28.64	25.06
Investment Operations:					
Investment income−net[a]	.26	.29	.34	.19	.17
Net realized and unrealized					
gain (loss) on investments	6.31	4.88	2.46	1.38	3.58
Total from Investment Operations	6.57	5.17	2.80	1.57	3.75
Distributions:					
Dividends from					
investment income−net	(.23)	(.34)	(.30)	(.19)	(.17)
Dividends from net realized					
gain on investments	(3.45)	–	–	–	–
Total Distributions	(3.68)	(.34)	(.30)	(.19)	(.17)
Net asset value, end of period	40.24	37.35	32.52	30.02	28.64
Total Return (%)	18.98	16.01	9.37	5.54	14.99
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.01	1.00	1.00	1.00	1.00
Ratio of net expense					
to average net assets	.98	.93	.90	.93	1.00
Ratio of net investment income					
to average net assets	.69	.86	1.06	.66	.66
Portfolio Turnover Rate	49.43	96.40	68.42	79.49	50.96
Net Assets, end of period					
($ x 1,000)	945,819	941,091	1,075,938	1,245,344	1,464,281

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned.

Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $2,927, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $29,645,825, undistributed capital gains $63,856,993 and unrealized appreciation $215,219,219.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $5,603,181 and $9,603,187 and long-term capital gains $85,750,982 and $0, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period ended October 31, 2007 was approximately $249,500, with a related weighted average annualized interest rate of 5.67%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager agreed to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets from November 1, 2006 through April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $202,013 during the period ended October 31, 2007.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended October 31, 2007, the fund was charged $941,500 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $724,345 and Rule 12b-1 distribution plan fees $79,783.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $460,699,970 and $618,339,685, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $750,081,215, accordingly, accumulated net unrealized appreciation on investments was $215,219,219, consisting of $229,757,531 gross unrealized appreciation and $14,538,312 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Disciplined Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Disciplined Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 60.19% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $5,603,181 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates $3.4450 per share as a long-term capital gain distributions of the $3.5090 per share paid on December 12, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

24

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Disciplined Stock Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DDSTX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0728AR1007

Dreyfus Premier Large Company Stock Fund

ANNUAL REPORT October 31, 2007





Dreyfus

A **BNY Mellon Company**℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Large Company Stock Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2006, through October 31, 2007, as provided by Sean Fitzgibbon, Portfolio Manager

Fund and Market Performance Overview

Stocks generally advanced during the reporting period despite increasing economic headwinds within the United States. Much of the market's forward momentum was powered by strong business-related spending outside the United States, enabling U.S. companies with a global sales presence to post better than expected earnings and revenues. The fund benefited from this trend, outperforming its benchmark mainly due to relatively robust returns in the technology, consumer discretionary and consumer staples sectors.

For the 12-month period ended October 31, 2007, Dreyfus Premier Large Company Stock Fund produced total returns of 18.98% for Class A shares, 18.11% for Class B shares, 18.07% for Class C shares, 19.29% for Class I shares and 18.71% for Class T shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 14.55%.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. Stocks are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 85 stocks across 11 economic sectors.

Global Demand for Energy and Materials Fueled the Market's Advance

U.S. dollar prices for oil and certain other key industrial commodities were driven higher by constrained supplies, robust global industrial demand and the declining value of U.S. currency. Many petroleum and metals producers and related service providers profited from these conditions, causing the energy and basic materials sectors to lead the market's advance.

The fund generally matched the market's strong gains in these sectors. Good individual stock selections produced notably strong returns in the energy sector. In particular, the fund benefited from its relatively large investment in oil and gas services provider National Oilwell Varco, which posted triple-digit gains during the reporting period. Mildly overweighted exposure to energy stocks further enhanced returns. The fund's performance in the basic materials sector proved slightly weaker than the benchmark. Above-average returns from holdings such as Air Products and Chemicals and Phelps Dodge, the latter of which was acquired at a premium price, were undermined by more modest gains in some chemical companies, such as Rohm and Haas.

The Fund Outperformed the Benchmark in Key Sectors

The fund achieved some of its better returns relative to the benchmark in the technology area, another of the market's stronger sectors, where outstanding gains from a few individual holdings drove performance. For example, Apple rose on the strength of its consumer product portfolio, including its new iPhone; Research In Motion benefited from accelerating sales of its BlackBerry products; and electronic storage specialist EMC/Massachusetts gained ground with the success of its spinoff of software developer VMware.

Consumer-related investments provided relatively strong results as well. In the consumer discretionary sector, the fund generally avoided weaker industries, such as automobiles and homebuilding, instead focusing on well-positioned retailers, such as apparel discounter TJX Cos., and service providers, such as McDonald's and Hilton Hotels, the latter of which was acquired by The Blackstone Group. In the consumer staples sector, longtime food and beverage holding Cadbury Schweppes and tobacco giant Altria Group both contributed positively to the fund's relative performance, benefiting from speculation regarding the possible break-up of each company.

On a more negative note, several financials sector holdings were hurt by losses related to turmoil in the sub-prime mortgage market. Ambac Financial Group suffered severe declines due to its exposure to sub-prime securities, with several other bank and brokerage holdings also losing ground, including E*TRADE Financial, Citigroup and Merrill Lynch & Co.

Positioned for Continued Global Growth

As of the end of the reporting period, the mounting challenges facing the U.S. economy have led to higher levels of market volatility. In our opinion, however, valuations of large-cap stocks with international exposure remain reasonable in light of current forecasts for earnings growth. Accordingly, we remain optimistic regarding the market's prospects, and we have continued to emphasize global companies with a major presence in regions exhibiting strong economic growth, including Europe, Asia and key emerging markets. With regard to specific market sectors, the fund has maintained an overweighted position in the technology area, although we have recently trimmed our exposure to the sector due to rising valuations. While the fund has maintained relatively light exposure to the financials sector, we have increased its exposure to the area in an attempt to capture more attractive valuations and dividend yields.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Large Company Stock Fund Class A shares and Class I shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A and Class I shares of Dreyfus Premier Large Company Stock Fund on 10/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C and Class T shares will vary from the performance of Class A and Class I shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		**12.12%**	**11.53%**	**5.45%**
without sales charge		**18.98%**	**12.86%**	**6.08%**
Class B shares				
with applicable redemption charge †	**1/16/98**	**14.11%**	**11.78%**	**5.63%††,††††**
without redemption	**1/16/98**	**18.11%**	**12.04%**	**5.63%††,††††**
Class C shares				
with applicable redemption charge †††	**1/16/98**	**17.07%**	**12.03%**	**5.32%††††**
without redemption	**1/16/98**	**18.07%**	**12.03%**	**5.32%††††**
Class I shareS		**19.29%**	**13.15%**	**6.34%**
Class T shares				
with applicable sales charge (4.5%)	**8/16/99**	**13.35%**	**11.55%**	**5.42%††††**
without sales charge	**8/16/99**	**18.71%**	**12.58%**	**5.91%††††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

††† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†††† *The total return performance figures presented for Class B, C and T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 1/16/98, 1/16/98 and 8/16/99 (the inception dates for Class B, C and T shares) respectively, adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.02	$ 9.92	$ 9.92	$ 4.71	$ 7.32
Ending value (after expenses)	$1,076.30	$1,072.10	$1,072.20	$1,077.60	$1,074.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.85	$ 9.65	$ 9.65	$ 4.58	$ 7.12
Ending value (after expenses)	$1,019.41	$1,015.63	$1,015.63	$1,020.67	$1,018.15

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class I and 1.40% for Class T, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
October 31, 2007

Common Stocks–99.5%	Shares	Value ($)
Consumer Discretionary–9.0%		
Best Buy	12,510	606,985
DIRECTV Group	15,100 [a]	399,848
EchoStar Communications, Cl. A	7,850 [a]	384,336
Johnson Controls	13,970	610,768
McDonald's	21,405	1,277,879
News, Cl. A	18,090	392,010
Omnicom Group	20,690	1,054,776
Ross Stores	10,600	286,412
Target	11,690	717,298
TJX Cos.	18,370	531,444
Walt Disney	25,640	887,913
		7,149,669
Consumer Staples–9.9%		
Altria Group	26,320	1,919,518
Cadbury Schweppes, ADR	10,850	577,654
Coca-Cola Enterprises	25,880	667,963
ConAgra Foods	24,590	583,521
CVS	15,840	661,637
Kroger	34,220	1,005,726
PepsiCo	12,880	949,514
SUPERVALU	19,680	762,600
Wal-Mart Stores	14,890	673,177
		7,801,310
Energy–11.4%		
Chesapeake Energy	20,460 [b]	807,761
Chevron	19,000	1,738,690
ConocoPhillips	29,480	2,504,621
ENSCO International	9,890	548,796
Exxon Mobil	4,380	402,916
Marathon Oil	8,170	483,092
Nabors Industries	17,000 [a]	477,360
National Oilwell Varco	15,150 [a]	1,109,586
XTO Energy	13,780	914,716
		8,987,538

Common Stocks (continued)	Shares	Value ($)
Financial–18.8%		
American Express	19,670	1,198,887
American International Group	24,067	1,519,109
Bank of America	35,350	1,706,698
CIT Group	12,400	436,976
Citigroup	22,580	946,102
CME Group	1,460	972,725
Fannie Mae	13,760	784,870
JPMorgan Chase & Co.	34,360	1,614,920
Merrill Lynch & Co.	11,230	741,405
MetLife	12,840	884,034
Morgan Stanley	14,430	970,562
T. Rowe Price Group	14,810	951,394
Wachovia	22,670	1,036,699
Wells Fargo & Co.	31,830	1,082,538
		14,846,919
Health Care–11.6%		
Baxter International	21,900	1,314,219
Becton, Dickinson & Co.	5,000	417,300
CIGNA	12,220	641,428
Covidien	4,162	173,139
Hospira	14,730 [a]	608,791
Johnson & Johnson	12,080	787,254
Merck & Co.	24,560	1,430,866
Pfizer	49,883	1,227,621
Schering-Plough	44,910	1,370,653
St. Jude Medical	9,800 [a]	399,154
Thermo Fisher Scientific	14,190 [a]	834,514
		9,204,939
Industrial–9.9%		
Dover	10,650	489,900
Eaton	9,380	868,400
Emerson Electric	15,360	802,867
General Electric	53,100	2,185,596
Goodrich	9,370	652,714
L-3 Communications Holdings	5,280	578,899
Raytheon	6,160	391,838

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Textron	22,020	1,524,004
Tyco International	4,162	171,349
US Airways Group	6,648 [a]	183,884
		7,849,451
Information Technology—18.5%		
Amphenol, Cl. A	15,020	664,935
Apple	7,950 [a]	1,510,103
Cisco Systems	49,520 [a]	1,637,131
Cognizant Technology Solutions, Cl. A	17,370 [a]	720,160
EMC/Massachusetts	48,010 [a]	1,218,974
Google, Cl. A	1,980 [a]	1,399,860
Hewlett-Packard	25,190	1,301,819
Intel	43,170	1,161,273
McAfee	15,170 [a]	627,280
Microsoft	44,370	1,633,260
Oracle	46,530 [a]	1,031,570
QUALCOMM	21,530	919,977
Research In Motion	3,090 [a]	384,736
Texas Instruments	13,300	433,580
		14,644,658
Materials—2.8%		
Air Products & Chemicals	9,810	959,909
Allegheny Technologies	7,140	729,494
Rohm & Haas	10,100	523,988
		2,213,391
Telecommunication Services—4.5%		
AT & T	42,840	1,790,283
Verizon Communications	38,020	1,751,581
		3,541,864
Utilities—3.1%		
PG & E	18,370	898,844
Sempra Energy	25,040	1,540,210
		2,439,054
Total Common Stocks		
(cost $63,182,935)		**78,678,793**

Other Investment—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,045,000)	2,045,000 c	**2,045,000**
Investment of Cash Collateral for Securities Loaned—.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $744,480)	744,480 c	**744,480**
Total Investments (cost $65,972,415)	**103.0%**	**81,468,273**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(2,338,820)**
Net Assets	**100.0%**	**79,129,453**

ADR—American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At October 31, 2007, the total market value of the fund's security on loan is $734,802 and the total market value of the collateral held by the fund is $744,480.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	18.8	Consumer Discretionary	9.0
Information Technology	18.5	Telecommunication Services	4.5
Health Care	11.6	Money Market Investments	3.5
Energy	11.4	Utilities	3.1
Consumer Staples	9.9	Materials	2.8
Industrial	9.9		**103.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $734,802)–Note 1(b):		
Unaffiliated issuers	63,182,935	78,678,793
Affiliated issuers	2,789,480	2,789,480
Cash		29,628
Receivable for investment securities sold		809,000
Dividends and interest receivable		81,616
Receivable for shares of Capital Stock subscribed		165
		82,388,682
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		84,682
Payable for investment securities purchased		2,368,756
Liability for securities on loan–Note 1(b)		744,480
Payable for shares of Capital Stock redeemed		61,237
Interest payable–Note 2		74
		3,259,229
Net Assets ($)		**79,129,453**
Composition of Net Assets ($):		
Paid-in capital		95,370,667
Accumulated undistributed investment income–net		294,655
Accumulated net realized gain (loss) on investments		(32,031,727)
Accumulated net unrealized appreciation		
(depreciation) on investments		15,495,858
Net Assets ($)		**79,129,453**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	54,102,898	7,694,866	7,471,003	9,408,526	452,160
Shares Outstanding	1,899,675	285,914	277,710	325,753	16,129
Net Asset Value Per Share ($)	**28.48**	**26.91**	**26.90**	**28.88**	**28.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $2,702 foreign taxes withheld at source):	
Unaffiliated issuers	1,281,857
Affiliated issuers	17,422
Interest	42,389
Income from securities lending	1,938
Total Income	**1,343,606**
Expenses:	
Management fee–Note 3(a)	701,392
Distribution and service fees–Note 3(b)	303,598
Director fees–Note 3(a)	5,657
Loan commitment fees–Note 2	564
Interest expense–Note 2	346
Total Expenses	**1,011,557**
Less–reduction in management fee due to undertaking–Note 3(a)	(33,175)
Less–Director fees reimbursed by the Manager–Note 3(a)	(5,657)
Net Expenses	**972,725**
Investment Income–Net	**370,881**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	8,205,044
Net unrealized appreciation (depreciation) on investments	4,902,331
Net Realized and Unrealized Gain (Loss) on Investments	**13,107,375**
Net Increase in Net Assets Resulting from Operations	**13,478,256**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006
Operations ($):		
Investment income–net	370,881	402,683
Net realized gain (loss) on investments	8,205,044	11,230,682
Net unrealized appreciation (depreciation) on investments	4,902,331	319,822
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,478,256**	**11,953,187**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(193,474)	(147,997)
Class B shares	(26,457)	(2,891)
Class C shares	(14,730)	(1,036)
Class I shares	(39,345)	(50,558)
Class T shares	(1,445)	(976)
Total Dividends	**(275,451)**	**(203,458)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	10,062,628	15,725,845
Class B shares	570,623	863,570
Class C shares	326,874	257,064
Class I shares	62,848	67,397
Class T shares	79,797	113,417
Dividends reinvested:		
Class A shares	172,403	130,402
Class B shares	25,141	2,577
Class C shares	6,494	481
Class I shares	32,131	40,797
Class T shares	1,312	925
Cost of shares redeemed:		
Class A shares	(12,791,058)	(13,877,083)
Class B shares	(9,117,910)	(18,469,375)
Class C shares	(1,128,116)	(2,625,660)
Class I shares	(864,930)	(1,427,958)
Class T shares	(156,539)	(352,917)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(12,718,302)**	**(19,550,518)**
Total Increase (Decrease) in Net Assets	**484,503**	**(7,800,789)**
Net Assets ($):		
Beginning of Period	78,644,950	86,445,739
End of Period	**79,129,453**	**78,644,950**
Undistributed investment income–net	294,655	199,225

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	391,279	701,209
Shares issued for dividends reinvested	6,943	5,811
Shares redeemed	(492,696)	(618,524)
Net Increase (Decrease) in Shares Outstanding	**(94,474)**	**88,496**
Class B[b]		
Shares sold	23,466	39,843
Shares issued for dividends reinvested	1,064	117
Shares redeemed	(376,427)	(866,755)
Net Increase (Decrease) in Shares Outstanding	**(351,897)**	**(826,795)**
Class C		
Shares sold	12,998	11,627
Shares issued for dividends reinvested	275	22
Shares redeemed	(45,265)	(123,981)
Net Increase (Decrease) in Shares Outstanding	**(31,992)**	**(112,332)**
Class I		
Shares sold	2,391	2,954
Shares issued for dividends reinvested	1,279	1,809
Shares redeemed	(33,375)	(63,005)
Net Increase (Decrease) in Shares Outstanding	**(29,705)**	**(58,242)**
Class T		
Shares sold	3,086	5,009
Shares issued for dividends reinvested	54	40
Shares redeemed	(5,802)	(15,892)
Net Increase (Decrease) in Shares Outstanding	**(2,662)**	**(10,843)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended October 31, 2007, 275,310 Class B shares representing $6,682,777 were automatically converted to 261,244 Class A shares and during the period ended October 31, 2006, 545,180 Class B shares representing $11,620,398 were automatically converted to 519,447 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.03	20.81	19.27	18.23	15.90
Investment Operations:					
Investment income−net[a]	.16	.16	.17	.10	.08
Net realized and unrealized gain (loss) on investments	4.39	3.14	1.59	1.00	2.26
Total from Investment Operations	4.55	3.30	1.76	1.10	2.34
Distributions:					
Dividends from investment income−net	(.10)	(.08)	(.22)	(.06)	(.01)
Net asset value, end of period	28.48	24.03	20.81	19.27	18.23
Total Return (%)[b]	18.98	15.81	9.23	6.05	14.71
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.11	1.05	1.05	1.08	1.15
Ratio of net investment income to average net assets	.61	.71	.84	.51	.50
Portfolio Turnover Rate	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	54,103	47,928	39,665	33,185	98,320

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	22.83	19.85	18.45	17.54	15.40
Investment Operations:					
Investment income (loss)−net [a]	(.02)	.00[b]	.04	(.05)	(.04)
Net realized and unrealized gain (loss) on investments	4.15	2.98	1.50	.98	2.18
Total from Investment Operations	4.13	2.98	1.54	.93	2.14
Distributions:					
Dividends from investment income−net	(.05)	(.00)[b]	(.14)	(.02)	−
Net asset value, end of period	26.91	22.83	19.85	18.45	17.54
Total Return (%) [c]	18.11	14.97	8.42	5.34	13.83
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.86	1.80	1.80	1.83	1.90
Ratio of net investment income (loss) to average net assets	(.10)	.02	.21	(.25)	(.25)
Portfolio Turnover Rate	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	7,695	14,558	29,078	45,297	55,336

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	22.82	19.86	18.45	17.54	15.40
Investment Operations:					
Investment income (loss)–net[a]	(.03)	.00[b]	.03	(.05)	(.04)
Net realized and unrealized gain (loss) on investments	4.16	2.96	1.52	.98	2.18
Total from Investment Operations	4.13	2.96	1.55	.93	2.14
Distributions:					
Dividends from investment income–net	(.05)	(.00)[b]	(.14)	(.02)	–
Net asset value, end of period	26.90	22.82	19.86	18.45	17.54
Total Return (%)[c]	18.07	14.97	8.42	5.28	13.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.86	1.80	1.80	1.83	1.90
Ratio of net investment income (loss) to average net assets	(.14)	(.01)	.17	(.25)	(.24)
Portfolio Turnover Rate	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	7,471	7,069	8,380	10,271	13,094

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class I Shares	Year Ended October 31,				
	2007 [a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	24.32	21.06	19.47	18.40	16.02
Investment Operations:					
Investment income–net [b]	.23	.22	.24	.14	.13
Net realized and unrealized gain (loss) on investments	4.44	3.17	1.60	1.02	2.27
Total from Investment Operations	4.67	3.39	1.84	1.16	2.40
Distributions:					
Dividends from investment income–net	(.11)	(.13)	(.25)	(.09)	(.02)
Net asset value, end of period	28.88	24.32	21.06	19.47	18.40
Total Return (%)	19.29	16.14	9.50	6.35	14.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.90	.90	.90	.90
Ratio of net expenses to average net assets	.86	.80	.80	.83	.90
Ratio of net investment income to average net assets	.86	.97	1.17	.75	.76
Portfolio Turnover Rate	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	9,409	8,645	8,713	10,019	11,492

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	23.69	20.54	19.04	18.04	15.77
Investment Operations:					
Investment income—net[a]	.09	.11	.13	.05	.04
Net realized and unrealized gain (loss) on investments	4.33	3.08	1.56	1.00	2.23
Total from Investment Operations	4.42	3.19	1.69	1.05	2.27
Distributions:					
Dividends from investment income—net	(.08)	(.04)	(.19)	(.05)	–
Net asset value, end of period	28.03	23.69	20.54	19.04	18.04
Total Return (%)[b]	18.71	15.54	8.93	5.82	14.40
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.36	1.30	1.30	1.33	1.40
Ratio of net investment income to average net assets	.35	.49	.64	.25	.27
Portfolio Turnover Rate	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	452	445	609	660	734

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers - having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $831, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more likely- than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $294,655, accumulated capital losses $31,968,450 and unrealized appreciation $15,432,581.

The accumulated capital losses carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $20,424,644 of the carryover expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $275,451 and $203,458, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $6,100, with a related weighted average annualized interest rate of 5.74%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the value of the fund's average daily net assets from November 1, 2006 through April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $33,175 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $8,977 and $206 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $20,520 and $286 from CDSC on redemptions of the fund's Class B and C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $128,032, $75,479, $54,397 and $1,199, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $25,160, $18,132 and $1,199, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $60,038, Rule 12b-1 distribution plan fees $21,085, shareholder services plan fees $3,312 and custody fees $247.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $39,204,099 and $51,786,855, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $66,035,692; accordingly, accumulated net unrealized appreciation on investments was $15,432,581, consisting of $16,789,622 gross unrealized appreciation and $1,357,041 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Large Company Stock Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Large Company Stock Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $275,451 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

32

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Large Company Stock Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DRDEX	Class B: DRLBX	Class C: DLCCX
	Class I: DEIRX	Class T: DLSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0318AR1007

Dreyfus
Money Market
Reserves

ANNUAL REPORT October 31, 2007





A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Money Market Reserves, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. Even the money markets were briefly affected when sub-prime jitters hit the commercial paper market.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your cash allocations for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

Although money market yields remained relatively stable over the first half of the reporting period, a credit crisis in U.S. fixed-income markets and a slowing U.S. housing market prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates toward the reporting period's end. This, in turn, has had a moderate impact on yields of virtually all money market funds.

For the 12-month period ended October 31, 2007, Dreyfus Money Market Reserves produced yields of 4.65% for Investor shares and 4.85% for Class R shares. Taking into account the effects of compounding, the fund produced effective yields of 4.75% for Investor shares and 4.95% for Class R shares.[1]

The Fund's Investment Approach

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their sub-sidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the end of 2006 as housing markets softened. At the time, inflationary pressures were relatively mild, with energy prices retreating from the record highs set the previous summer. In this relatively benign environment, the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, the core personal consumption price index rose by 2.2%, suggesting that inflation could be a more persistent problem than expected. By June, signs of stronger economic growth had contributed to higher yields on longer-term bonds, and the Fed stated that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, when rising delinquencies and defaults spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than expected. Tightness in the credit markets also created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up in September with additional reductions of 50 basis points in the discount rate and federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by major investment and commercial banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts.

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of 0.3%. At the same time, inflationary pressures continued to mount, with crude oil rising above $95 per barrel. Yet, at the end of the month, the Commerce Department announced that U.S. GDP grew at a stronger-than-expected 3.9% annualized rate in the third quarter. Later the same day, the Fed again cut the federal funds rate, this time by 25 basis points to 4.5%. In its accompanying statement, the Fed stated that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality" and shifted assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While additional rate cuts are not guaranteed, the Fed has shown that it stands ready to act to provide liquidity when needed. The Fed and market participants will be analyzing incoming data in order to determine what they believe to be reasonable course of action in these uncertain market conditions.

November 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,023.60	$1,024.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,021.68	$1,022.68

† Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and 50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2007

Negotiable Bank Certificates of Deposit–11.7%	Principal Amount ($)	Value ($)
American Express Company 5.69%, 12/7/07	20,000,000	20,000,000
Union Bank of California, N.A. 4.75%, 2/4/08	20,000,000	20,000,000
Wachovia Bank, N.A. 5.50%, 11/26/07	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit (cost $60,000,000)		**60,000,000**

Commercial Paper–73.5%		
Abbey National North America LLC 5.30%, 11/1/07	20,000,000	20,000,000
Allied Irish Banks N.A. Inc. 5.63%, 12/11/07	20,000,000	19,876,667
Amsterdam Funding Corp. 5.14%, 1/18/08	20,000,000 [a]	19,780,300
Atlantic Asset Securitization LLC 5.06%, 1/22/08	3,346,000 [a]	3,307,893
Atlantis One Funding Corp. 5.20%, 1/17/08	20,000,000 [a]	19,780,550
Bank of America Corp. 5.32%, 12/27/07	20,000,000	19,838,067
BNP Paribas Finance Inc. 5.31%, 11/19/07	25,000,000	24,935,437
Calyon North America Inc. 4.91%, 1/24/08	20,000,000	19,773,900
Cancara Asset Securitisation Ltd. 5.28%, 1/9/08	20,000,000 [a]	19,800,283
CC (USA) Inc. 5.31%, 11/9/07	8,000,000 [a]	7,990,809
Citigroup Funding Inc. 5.51%, 11/27/07	5,000,000	4,980,392
Commerzbank U.S. Finance Inc. 5.09%, 4/16/08	20,000,000	19,539,822
Danske Corp., Delaware 5.31%, 11/9/07	20,000,000	19,977,044
FCAR Owner Trust, Ser. I 5.08%, 1/23/08	20,000,000	19,768,522

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Harrier Finance Funding Ltd.		
5.31%, 11/7/07	5,000,000 [a]	4,995,692
JPMorgan Chase & Co.		
5.15%, 2/4/08	20,000,000	19,732,944
Morgan Stanley		
5.20%, 3/28/08	10,000,000	9,791,772
Natexis Banques Populaires US Finance Co. LLC		
5.30%, 11/9/07	20,000,000	19,977,067
Picaros Funding LLC		
5.07%, 1/22/08	20,000,000 [a]	19,771,767
Scaldis Capital Ltd.		
5.01%–5.30%, 11/1/07–1/28/08	25,000,000 [a]	24,879,000
Societe Generale N.A. Inc.		
5.32%, 11/13/07	20,000,000	19,965,167
Solitaire Funding Ltd.		
5.13%–5.35%, 1/4/08–1/25/08	20,000,000 [a]	19,786,750
Total Commercial Paper		
(cost $378,249,845)		**378,249,845**
Corporate Notes—2.9%		
Morgan Stanley		
5.33%, 1/18/08		
(cost $15,004,801)	15,000,000 [b]	**15,004,801**
Promissory Note—3.9%		
Goldman Sachs Group Inc.		
5.07%–5.20%, 4/1/08–6/17/08		
(cost $20,000,000)	20,000,000 [c]	**20,000,000**
Time Deposits—6.6%		
Key Bank (Grand Cayman)		
4.50%, 11/1/07	14,000,000	14,000,000
M&I Marshall & Ilsley Bank		
Milwaukee, WI (Grand Cayman)		
4.62%, 11/1/07	20,000,000	20,000,000
Total Time Deposits		
(cost $34,000,000)		**34,000,000**

Repurchase Agreements–5.1%	Principal Amount ($)	Value ($)

Greenwich Capital Markets
  4.94%, dated 10/31/07, due 11/1/07
  in the amount of $26,003,568 (fully collateralized
  by $337,612,641 Federal Home Loan Mortgage Corp.,
  Participation Certificates, 0%-6.229%, due
  11/15/23-3/15/37, value $25,825,708 and
  $38,012,202 Government National
  Mortgage Association, 1.838%-2.605%, due
  10/17/29-2/20/34, value $694,581)		

(cost $26,000,000)	26,000,000	**26,000,000**
Total Investments (cost $533,254,646)	**103.7%**	**533,254,646**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(19,071,376)**
Net Assets	**100.0%**	**514,183,270**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $140,093,044 or 27.2% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 9/21/07 to 10/2/07 at a cost of $20,000,000. At October 31, 2007, the aggregate value of these securities was $20,000,000 representing 3.9% of net assets and are valued at amortized cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	68.7	Asset-Backed/Single Seller	3.8
Asset-Backed/Multi-Seller Programs	12.2	Asset-Backed/Structured	
Brokerage Firms	11.4	Investment Vehicles	2.5
Repurchase Agreements	5.1		**103.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments–Note 1(b)	533,254,646	533,254,646
Cash		2,707,494
Interest receivable		549,215
		536,511,355
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		269,248
Payable for investment securities purchased		20,000,000
Dividend payable		2,058,619
Payable for shares of Capital Stock redeemed		218
		22,328,085
Net Assets ($)		**514,183,270**
Composition of Net Assets ($):		
Paid-in capital		514,183,917
Accumulated net realized gain (loss) on investments		(647)
Net Assets ($)		**514,183,270**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	352,108,270	162,075,000
Shares Outstanding	352,106,687	162,077,230
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Interest Income	**27,819,631**
Expenses:	
Management fee–Note 3(a)	2,601,886
Distribution fees (Investor Shares)–Note 3(b)	680,527
Director fees–Note 3(a)	36,626
Total Expenses	**3,319,039**
Less–Director fees reimbursed by the Manager–Note 3(a)	(36,626)
Net Expenses	**3,282,413**
Investment Income–Net, representing net increase in net assets resulting from operations	**24,537,218**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income—net	24,537,218	19,315,239
Net realized gain (loss) on investments	–	(44)
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,537,218**	**19,315,195**
Dividends to Shareholders from ($):		
Investment income—net:		
Investors shares	(15,807,528)	(12,160,141)
Class R shares	(8,729,690)	(7,155,098)
Total Dividends	**(24,537,218)**	**(19,315,239)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investors shares	610,414,325	536,973,093
Class R shares	664,404,597	695,718,250
Dividends reinvested:		
Investors shares	15,760,739	12,118,040
Class R shares	4,285,515	2,462,583
Cost of shares redeemed:		
Investors shares	(558,689,316)	(572,668,799)
Class R shares	(692,387,059)	(627,794,493)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**43,788,801**	**46,808,674**
Total Increase (Decrease) in Net Assets	**43,788,801**	**46,808,630**
Net Assets ($):		
Beginning of Period	470,394,469	423,585,839
End of Period	**514,183,270**	**470,394,469**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.046	.042	.022	.005	.006
Distributions:					
Dividends from investment income–net	(.046)	(.042)	(.022)	(.005)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.75	4.24	2.23	.54	.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.70	.70	.70
Ratio of net expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	4.65	4.15	2.19	.53	.64
Net Assets, end of period ($ x 1,000)	352,108	284,623	308,202	357,163	379,265

See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.048	.044	.024	.007	.008
Distributions:					
Dividends from investment income–net	(.048)	(.044)	(.024)	(.007)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.96	4.45	2.43	.74	.83
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.50	.50	.50	.50
Ratio of net expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	4.85	4.40	2.38	.72	.84
Net Assets, end of period ($ x 1,000)	162,075	185,772	115,384	179,552	214,112

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and

is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $647 is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $603 of the carryover expires in fiscal 2012 and $44 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were all ordinary income.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2007, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act. Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor, for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended October 31, 2007, Investor shares were charged $680,527 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $207,934 and Rule 12b-1 distribution plan fees $61,314.

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Money Market Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Money Market Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 94.13% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

——————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

——————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

——————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus
Money Market Reserves
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DPIXX   Class R: DPOXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation   0317AR1007

Dreyfus
Municipal Reserves

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Reserves, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. Even the money markets were briefly affected when sub-prime jitters hit the commercial paper market.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your cash allocations for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

In the wake of heightened turbulence in longer-term fixed-income markets during July and August, yields of tax-exempt money market securities began to fall when the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to forestall a potential recession.

For the 12-month period ended October 31, 2007, Class R and Investor shares of Dreyfus Municipal Reserves produced yields of 3.21% and 3.01%, respectively, and taking into account the effects of compounding, Investor and Class R shares of the fund produced yields of 3.26% and 3.05%, respectively.[1]

On July 2, 2007, the fund began to offer Class B and BASIC shares. Since their inception on July 2, 2007, through October 31, 2007, BASIC and Class B shares of the fund produced annualized yields of 3.24% and 2.74%, respectively, and taking into account the effects of compounding, BASIC and Class B shares of the fund produced yields of 3.29% and 2.78%, respectively.[2]

The Fund's Investment Approach

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. To pursue its goal, the fund normally invests substantially all of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund also may invest in high-quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations. The fund does not currently intend to invest in municipal obligations that pay interest subject to federal personal income tax or the federal alternative minimum tax.

The Fed Eased Monetary Policy amid Economic and Credit Concerns

For much of the reporting period, mixed economic and inflation signals kept the Fed on the sidelines, as it risked an acceleration of inflation if it cut interest rates, while rate hikes might have led to a more severe economic decline. Tax-exempt money market yields remained relatively stable in this environment.

However, market conditions changed dramatically during the summer of 2007, when credit concerns stemming from defaults and delinquencies in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Even longer-term municipal bonds, which have no direct exposure to sub-prime lending, were affected by selling pressure during a "flight to quality" in which investors flocked to the relative safe haven of U.S. Treasury securities.

As the credit crisis unfolded, the Fed intervened in August by reducing the discount rate, the interest rate it charges banks for overnight loans. This move helped reassure investors that the Fed was prepared to support market liquidity. In September, the Fed reduced the federal funds rate, the interest rate banks charge one another for overnight loans, by a larger-than-expected 50 basis points in order to stimulate the slowing U.S. economy. Another cut in the federal funds rate followed in October, leaving the benchmark overnight rate at 4.50% at the reporting period's end.

These rate cuts were implemented despite mounting inflation concerns, which were rekindled by resurgent prices for energy and other commodities. In fact, by the end of the reporting period, crude oil prices had climbed to record levels, reflecting intensifying global demand for energy. Other commodities, such as corn, gold and copper, also jumped higher due to robust economic growth in international markets.

Finally, the tax-exempt money markets were also influenced by supply-and-demand forces. Investment banks continued to create a substantial volume of variable rate demand notes and tender option bonds, putting upward pressure on short-term yields. At times, these floating-rate instruments provided higher yields than longer-dated municipal notes due to the ample supply.

Although some areas have felt the impact of weak housing markets more than others, the fiscal conditions of most states and municipalities remained sound during the reporting period, leading to relatively low issuance volumes in the short-term tax-exempt fixed-rate market. Meanwhile, investor demand has been robust, with tax-exempt money market assets reaching a record high during the reporting period.

A Conservative Investment Posture Was Warranted in an Uncertain Market

We generally have maintained the fund's weighted average maturity in a range that is in line with, to slightly longer than, industry averages. We have focused primarily on variable-rate demand notes, complementing those holdings with tax-exempt commercial paper and seasoned municipal notes with maturities between three and nine months. We have "laddered" the fund's longer-dated holdings so that their maturities are staggered. This strategy is designed to stabilize the fund's yield and protect it from unexpected fluctuations in short-term interest rates. As always, we have maintained conservative credit standards, which we believe has become more important in the recent credit crisis.

In the statement accompanying its October rate cut, the Fed indicated that it regards the risks of inflation and economic weakness as balanced. However, should upcoming economic indicators suggest to us that more rate adjustments are likely, and should the Fed implement another rate cut at its December 11 meeting, we may increase the fund's weighted average maturity to lock in prevailing yields for a longer period.

Lastly, on or about January 1, 2008, the fund intends to change its name to Dreyfus AMT Tax-Free Reserves. Although the fund seeks to provide income exempt from federal income tax and currently invests in municipal obligations the interest from which is not subject to the federal AMT, interest from some of the fund's holdings may be subject to the federal AMT for the tax year ending December 31, 2007.

November 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

[2] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Reserves from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Investor Shares	Class R Shares	BASIC Shares††	B Shares††
Expenses paid per $1,000†	$ 3.56	$ 2.54	$ 1.68	$ 3.36
Ending value (after expenses)	$1,015.60	$1,016.60	$1,010.90	$1,009.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Investor Shares	Class R Shares	BASIC Shares	B Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55	$ 2.55	$ 5.09
Ending value (after expenses)	$1,021.68	$1,022.68	$1,022.68	$1,020.16

† Expenses are equal to the fund's annualized expense ratio of .70% for Investor Shares and .50% for Class R, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

†† Expenses are equal to the fund's annualized expense ratio of .50% for BASIC Shares and 1.00% for Class B, multiplied by the average account value over the period, multiplied by 122/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2007

Short-Term Investments−99.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−6.9%				
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	3.50	11/7/07	2,200,000 [a]	2,200,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.52	11/7/07	5,000,000 [a,b]	5,000,000
Arkansas−1.4%				
Arkansas Development Finance Authority, MFMR (FHA Insured Mortgage Loans) (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.50	11/7/07	1,455,000 [a,b]	1,455,000
Colorado−1.4%				
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.70	12/1/07	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.70	12/1/07	1,000,000	1,000,000
Connecticut−2.1%				
New Haven, GO Notes, BAN	4.00	3/26/08	2,230,000	2,231,990
Delaware−.1%				
Delaware, GO Notes	5.00	1/1/08	100,000	100,193
District of Columbia−2.3%				
District of Columbia, COP (District's Public Safety and Emergency Preparedness Communications Center and related Technology) (Insured; AMBAC)	5.00	1/1/08	1,385,000	1,387,792
Puttable Floating Option Tax Exempt Receipts (District of Columbia, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.52	11/7/07	1,000,000 [a,b]	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida−21.3%				
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	3.55	11/7/07	1,515,000 [a]	1,515,000
Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank)	3.55	11/7/07	1,100,000 [a]	1,100,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	1,650,000	1,663,758
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.62	11/7/07	5,500,000 [a]	5,500,000
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls, Inc. Project) (LOC; SunTrust Bank)	3.54	11/7/07	3,535,000 [a]	3,535,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	3.50	11/7/07	540,000 [a]	540,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	3.36	11/7/07	1,750,000 [a]	1,750,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.38	11/7/07	140,000 [a]	140,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.55	11/7/07	1,080,000 [a]	1,080,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	3.50	11/7/07	495,000 a	495,000
Palm Beach County, Health Care Facilities Revenue (Morse Obligation Group) (LOC; Key Bank)	3.52	11/7/07	1,900,000 a	1,900,000
Pasco County Educational Facilities Authority, Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	3.68	11/7/07	1,090,000 a	1,090,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	3.55	11/7/07	160,000 a	160,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.55	11/7/07	1,400,000 a	1,400,000
South Broward Hospital District, HR (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.50	11/7/07	385,000 a,b	385,000
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	3.55	11/7/07	125,000 a	125,000
Georgia—4.4%				
Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank)	3.31	11/7/07	4,000,000 a	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank)	3.50	11/7/07	515,000 [a]	515,000
Georgia, GO Notes	6.00	7/1/08	125,000	126,776
Illinois−5.0%				
Chicago Housing Authority, Capital Program Revenue, Refunding (Insured; FSA)	5.00	7/1/08	230,000	231,481
Cook County Community College District Number 508, GO Lease Certificates (Insured; MBIA)	7.70	12/1/07	1,500,000	1,505,007
Illinois Finance Authority, RAN (Higher Education Working Capital Loan Program− Elmhurst College)	4.50	4/24/08	3,300,000	3,311,793
Roselle, GO Notes (Insured; MBIA)	4.00	12/1/07	170,000	170,023
Indiana−.1%				
Indiana Health Facility Financing Authority, HR (Holy Cross Health System Corporation) (Insured; MBIA)	5.25	12/1/07	150,000	150,159
Iowa−1.2%				
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program−Dordt College, Inc.)	4.91	5/20/08	1,000,000	1,006,030
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program−Iowa Wesleyan College)	5.62	5/20/08	250,000	251,911
Kansas−1.1%				
Junction City, GO Temporary Notes	5.00	6/1/08	1,000,000	1,005,639
Wyandotte County/Kansas City Unified Government, GO Notes (Insured; MBIA)	4.00	8/1/08	105,000	105,151

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky—.4%				
Kentucky Area Development Districts Financing Trust, Lease Program Revenue (Lyon County Emergency Ambulance District) (LOC; Fifth Third Bank)	3.56	11/7/07	390,000 [a]	390,000
Michigan—10.5%				
Battle Creek School District, GO Notes (School Building and Site Bonds) (Insured; FSA)	4.00	5/1/08	1,200,000	1,201,135
Detroit, Sewage Disposal System Senior Lien Revenue, Refunding (Insured; FSA)	5.00	7/1/08	730,000	735,646
Georgetown Township Economic Development Corporation, LOR (Sunset Manor, Inc. Project) (LOC; Huntington National Bank)	3.52	11/7/07	4,860,000 [a]	4,860,000
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group) (Insured; MBIA)	5.50	11/15/07	140,000	140,088
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.33	11/7/07	1,000,000 [a]	1,000,000
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) (Insured; AMBAC)	5.00	12/1/07	1,350,000	1,351,350
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	750,000	754,550
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	1,000,000	1,007,263
Minnesota—4.1%				
Metropolitan Council, GO Sewer Refunding Bonds (Minneapolis-Saint Paul Metropolitan Area)	5.25	12/1/07	100,000	100,116
Minneapolis Special School District Number 001, GO Notes (Insured; FSA)	5.00	2/1/08	100,000	100,287

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota (continued)				

Puttable Floating Option Tax
  Exempt Receipts (Saint Paul
  Port Authority, MFHR (Burlington
  Apartments Project)) (Liquidity
  Facility; Merrill Lynch Capital
  Services and LOC; Merrill
  Lynch Capital Services)
	3.57	11/7/07	4,080,000 a,b	4,080,000

Missouri—2.4%				

Missouri Health and Educational
  Facilities Authority, School
  District Advance Program Notes
  (Fayette R-III School District)
	4.25	11/3/08	920,000	926,676

Missouri Public Utilities
  Commission, Revenue (Interim
  Construction Notes)
	4.75	9/1/08	1,625,000	1,637,456

Montana—1.6%				

Puttable Floating Option Tax
  Exempt Receipts (Montana
  Facility Finance Authority, HR
  (Benefis Healthcare System))
  (LOC; Assured Guaranty and
  Liquidity Facility; Merrill
  Lynch Capital Services)
	3.58	11/7/07	1,720,000 a,b	1,720,000

Nevada—.3%				

Nevada,
  Highway Improvement Revenue
  (Motor Vehicle Fuel Tax)
  (Insured; FGIC)
	5.00	12/1/07	300,000	300,275

New Hampshire—.9%				

New Hampshire Health and Education
  Facilities Authority, RAN/Capital
  Notes (The Riverwoods Company,
  at Exeter, New Hampshire)
	4.50	9/26/08	950,000	954,939

New York—2.9%				
Monroe County, GO Notes, RAN	4.00	4/15/08	3,000,000	3,005,368

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Ohio—7.8%					
Hamilton City School District, School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.50	11/7/07	4,250,000	a,b	4,250,000
Hamilton County, EDR (Cincinnati Symphony Orchestra Project) (LOC; National City Bank)	3.51	11/7/07	3,800,000	a	3,800,000
Highland Local School District, GO Notes (Insured; FSA)	4.00	12/1/07	100,000		100,013
Pennsylvania—13.8%					
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	3.51	11/7/07	5,000,000	a	5,000,000
Lancaster Industrial Development Authority, Revenue (Student Lodging, Inc. Project) (LOC; Fulton Bank)	3.53	11/7/07	2,410,000	a	2,410,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	7,000,000	a,b	7,000,000
South Dakota—.6%					
Puttable Floating Option Tax Exempt Receipts (South Dakota Housing Development Authority, SFMR) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.63	11/7/07	580,000	a,b	580,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas–5.7%				
Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue, Refunding (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.50	11/7/07	2,660,000 a,b	2,660,000
Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank AG and LOC; Permanent School Fund Guarantee Program)	3.57	11/7/07	3,305,000 a,b	3,305,000
Virginia–1.2%				
Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Pembroke Crossing Apartments, Inc. Project) (LOC; SunTrust Bank)	3.54	11/7/07	500,000 a	500,000
Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Summer Station Apartments, L.L.C. Project) (Liquidity Facility; SunTrust Bank)	3.54	11/7/07	800,000 a	800,000
Washington–.2%				
Puyallup, GO Notes (Insured; AMBAC)	5.10	12/1/07	200,000	200,177
Total Investments (cost $104,503,042)			**99.7%**	**104,503,042**
Cash and Receivables (Net)			**.3%**	**290,808**
Net Assets			**100.0%**	**104,793,850**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $31,435,000 or 30.0% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	70.4
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	9.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	20.4
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	104,503,042	104,503,042
Interest receivable		947,923
		105,450,965
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		27,593
Cash overdraft due to Custodian		340,078
Dividend payable		289,443
Payable for shares of Capital Stock redeemed		1
		657,115
Net Assets ($)		**104,793,850**
Composition of Net Assets ($):		
Paid-in capital		104,797,070
Accumulated net realized gain (loss) on investments		(3,220)
Net Assets ($)		**104,793,850**

Net Asset Value Per Share

	Investor Shares	Class R Shares	BASIC Shares	Class B Shares
Net Assets ($)	19,885,471	76,055,539	8,851,831	1,009
Shares Outstanding	19,887,497	76,058,446	8,851,831	1,009
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Interest Income	**3,779,631**
Expenses:	
Management fee–Note 3(a)	509,524
Distribution fees (Investor Shares and Class B Shares)–Note 3(b)	47,051
Director fees–Note 3(a)	7,482
Interest expense–Note 2	3,896
Shareholder servicing costs (Class B Shares)–Note 3(c)	1
Total Expenses	**567,954**
Less–Director fees reimbursed by the Manager–Note 3(a)	(7,482)
Net Expenses	**560,472**
Investment Income–Net	**3,219,159**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(2,343)**
Net Increase in Net Assets Resulting from Operations	**3,216,816**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income—net	3,219,159	2,874,449
Net realized gain (loss) from investments	(2,343)	1,910
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,216,816**	**2,876,359**
Dividends to Shareholders from ($):		
Investment income—net:		
Investors shares	(707,448)	(659,984)
Class R shares	(2,423,865)	(2,214,465)
Class B shares	(9)	–
BASIC shares	(87,837)	–
Total Dividends	**(3,219,159)**	**(2,874,449)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investors shares	49,122,142	52,795,315
Class R shares	249,806,941	294,759,690
Class B shares	1,001	–
BASIC shares	10,947,389	–
Dividends reinvested:		
Investors shares	704,513	651,586
Class R shares	588,037	476,403
Class B sahres	9	–
BASIC shares	87,668	–
Cost of shares redeemed:		
Investors shares	(55,836,828)	(49,721,247)
Class R shares	(257,750,884)	(277,012,556)
Class B shares	(1)	–
BASIC shares	(2,183,226)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,513,239)**	**21,949,191**
Total Increase (Decrease) in Net Assets	**(4,515,582)**	**21,951,101**
Net Assets ($):		
Beginning of Period	109,309,432	87,358,331
End of Period	**104,793,850**	**109,309,432**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.030	.026	.015	.004	.004
Distributions:					
Dividends from investment income−net	(.030)	(.026)	(.015)	(.004)	(.004)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.05	2.65	1.48	.44	.44
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.71	.71	.71	.70
Ratio of net expenses to average net assets	.70	.71	.71	.71	.70
Ratio of net investment income to average net assets	3.01	2.65	1.44	.43	.45
Net Assets, end of period ($ x 1,000)	19,885	25,896	22,170	26,380	31,311

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.032	.028	.017	.006	.006
Distributions:					
Dividends from investment income–net	(.032)	(.028)	(.017)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.26	2.86	1.69	.64	.65
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.51	.51	.51	.50
Ratio of net expenses to average net assets	.50	.51	.51	.51	.50
Ratio of net investment income to average net assets	3.20	2.84	1.60	.60	.65
Net Assets, end of period ($ x 1,000)	76,056	83,413	65,188	124,838	249,243

See notes to financial statements.

	BASIC Shares Period Ended October 31, 2007[a]	Class B Shares Period Ended October 31, 2007[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income−net	.011	.009
Distributions:		
Dividends from investment income−net	(.011)	(.009)
Net asset value, end of period	1.00	1.00
Total Return (%)[b]	3.26	2.75
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[b]	.52	1.03
Ratio of net expenses to average net assets[b]	.50	1.00
Ratio of net investment income to average net assets[b]	3.26	2.69
Net Assets, end of period ($ x 1,000)	8,852	1

[a] *From July 2, 2007 (commencement of operations) to October 31, 2007.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. At a meeting of the Board of Directors held on April 26, 2007, the Board approved a change to the fund's investment objective. Effective July 2, 2007, the fund will invest in municipal obligations the interest from which is not subject to federal alternative minimum tax. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

Dreyfus Municipal Reserves currently intends to change its name, effective on or about January 1, 2008, to Dreyfus AMT-Free Municipal Reserves. The fund's Board of Directors approved the addition of two share classes, Class B and BASIC shares, effective July 2, 2007.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor, Class R, Class B and BASIC. Investor shares and Class B shares are offered primarily to clients of financial institutions that have entered into selling agreements with the Distributor, and bear a distribution fee. Class B shares also bear a shareholder services fee. BASIC shares are offered to any investor and bear no distribution or shareholder services fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or shareholder services fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee, shareholder services fee and voting rights on matters affecting a single class. Income, expenses (other than expense attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gains sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $3,220 is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $877 of the carryover expires in fiscal 2011 and $2,343 in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were all tax exempt income.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average amount of borrowings outstanding under the line of credit during the period ended October 31, 2007 was approximately $134,800 with a related weighted average annualized interest rate of 5.83%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares and Class B shares may pay annually up to .25% of the value of the average daily net assets (Investor shares are currently limited by the Company's Board of Directors to .20%)

attributable to its Investor shares and Class B shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares and Class B shares. During the period ended October 31, 2007, Investor shares and Class B shares were charged $47,050 and $1, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan (the "Service Plan") subject to the Rule, pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of its Class B shares a fee at an annual rate of .25% of the value of the fund's average daily net assets attributable to Class B shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Municipal Reserves and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Service Plan, the Distributor may enter into Shareholder Services Agreements with Service Agents and make payments to Service Agents in respect of these services. During the period ended October 31, 2007, Class B shares were charged $1, pursuant to the Shareholder Services Plan.

The Company and the Distributor may suspend or reduce payments under the Service Plan at any time, and payments are subject to the continuation of the Service Plan and the Agreements described above. From time to time, the Service Agents, the Distributor and the Company may agree to voluntarily reduce the maximum fees payable under the Service Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $24,149 and Rule 12b-1 distribution plan fees $3,444.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended October 31, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

32

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

34

NOTES

For More Information

**Dreyfus
Municipal Reserves**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: BASIC: DLRXX   Class B: DMBXX   Class R: DTMXX   Investor: DLTXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation   0324AR1007

Dreyfus Premier Tax Managed Growth Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Tax Managed Growth Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Fayez Sarofim, Portfolio Manager of Fayez Sarofim & Co., Sub-Investment Adviser

Fund and Market Performance Overview

Despite heightened market turmoil in the summer, large-cap growth stocks produced relatively attractive returns during the reporting period as the U.S. economy expanded moderately and corporate earnings continued to grow. The fund's returns were driven by its focus on large corporations with healthy balance sheets, consistent earnings and exposure to growing international markets.

For the 12-month period ended October 31, 2007, Dreyfus Premier Tax Managed Growth Fund produced total returns of 12.58% for Class A shares, 11.76% for Class B shares, 11.73% for Class C shares, 12.76% for Class I shares and 12.34% for Class T shares.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which does not reflect fees and expenses like a mutual fund, produced a 14.55% total return.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund invests primarily in well-established, multinational companies that we believe are well positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential. At the same time, we manage the fund in a manner cognizant of the concerns of tax-conscious investors. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities.

Market Leadership Shifted Toward Large, Higher-Quality Companies

Stocks continued to advance for much of the reporting period on the strength of moderate U.S. economic growth, stable short-term interest rates and rising corporate earnings. As they had for some time, investors continued to maintain an ample appetite for risk, which benefited shares of smaller, lower-quality companies more than the well-established blue-chip stocks that comprise the bulk of the fund's holdings.

The market environment and the fund's relative performance began to change in June, when credit concerns in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. Investors grew increasingly worried in July and August that intensifying weakness in housing markets and escalating defaults on sub-prime mortgages might derail the U.S. economy. In the ensuing market turbulence, investors engaged in a "flight to quality" in which large, high-quality companies returned to favor. We had been anticipating this shift for some time, and the fund was well positioned to benefit from investors' renewed resistance to risk.

Allocations to Energy and Consumer Staples Stocks Boosted Fund Performance

The fund's overweighted exposure to the energy sector contributed strongly to the fund's returns during the reporting period. Rising oil and gas prices, which reached more than $95 per barrel by the reporting period's end, helped bolster the earnings of large, integrated energy producers, such as Exxon Mobil, Chevron and ConocoPhillips.

The fund's emphasis on consumer staples companies contributed positively to performance despite intensifying concerns regarding the impact of the housing recession and higher energy prices on consumers. A number of the fund's holdings, such as Coca-Cola, demonstrated their ability to withstand domestic weakness through participation in overseas markets, where economic growth has remained robust. The fund also achieved relatively strong results from Altria Group, which has attempted to unlock shareholder value by spinning off certain business units.

In other areas, conglomerate General Electric staged a long-awaited rally as the company hit its earnings targets amid robust global demand for its industrial products, better performance from its broadcast division and minimal holdings of sub-prime mortgages by its financial units.

While the fund benefited from an underweighted position in the financials sector, some of its holdings, such as Citigroup and Merrill Lynch & Co., were hurt in the sub-prime mortgage meltdown, causing the sector's returns to lag industry averages. In addition, the sub-prime crisis weighed on consumer discretionary holding McGraw Hill's Standard & Poor's division.

Positioned for New Opportunities

While we expect heightened market volatility to persist, we recently have found opportunities among certain information technology stocks, which appear poised to benefit from stronger corporate investment. Accordingly, we have established new positions in technology leaders Apple and Cisco Systems. In the energy area, where valuations have remained attractive despite higher stock prices, we initiated positions in coal producer Peabody Energy and offshore driller Transocean. Industrial stalwarts United Technologies and Caterpillar also were added, helping to bolster the fund's participation in international markets. Conversely, the fund's position in Hilton Hotels was acquired for cash during the reporting period, and we eliminated United Parcel Service and Sprint Nextel due to economic and subscriber-growth concerns, respectively.

November 15, 2007

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by Fayez Sarofim & Co. pursuant to an agreement in effect until April 4, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]   *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Tax Managed Growth Fund Class A shares, Class B shares, Class C shares and Class T shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class T shares of Dreyfus Premier Tax Managed Growth Fund on 11/4/97 (inception date) to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. For comparative purposes, the value of the Index on 10/31/97 is used as the beginning value on 11/4/97. All dividends and capital gain distributions are reinvested. Performance for Class I shares will vary from the performance of Class A, Class B, Class C and Class T shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charges on Class A and Class T shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**11/4/97**	**6.14%**	**8.27%**	**4.88%**
without sales charge	**11/4/97**	**12.58%**	**9.55%**	**5.50%**
Class B shares				
with applicable redemption charge †	**11/4/97**	**7.76%**	**8.46%**	**5.03%**
without redemption	**11/4/97**	**11.76%**	**8.75%**	**5.03%**
Class C shares				
with applicable redemption charge ††	**11/4/97**	**10.73%**	**8.73%**	**4.71%**
without redemption	**11/4/97**	**11.73%**	**8.73%**	**4.71%**
Class T shares				
with applicable sales charge (4.5%)	**11/4/97**	**7.31%**	**8.27%**	**4.75%**
without sales charge	**11/4/97**	**12.34%**	**9.27%**	**5.24%**
Class I shares	**5/14/04**	**12.76%**	**9.75%**	**5.59%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class I shares of the fund reflect the performance of the fund's Class A shares for periods prior to 5/14/04 (the inception date for Class I shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.46	$ 10.31	$ 10.31	$ 5.22	$ 7.74
Ending value (after expenses)	$1,049.60	$1,045.40	$1,045.60	$1,050.50	$1,048.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.36	$ 10.16	$ 10.16	$ 5.14	$ 7.63
Ending value (after expenses)	$1,018.90	$1,015.12	$1,015.12	$1,020.11	$1,017.64

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, 1.01% for Class I and 1.50% for Class T, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks—99.7%	Shares	Value ($)
Consumer Discretionary—13.9%		
Home Depot	11,000	346,610
McDonald's	65,000	3,880,500
McGraw-Hill Cos.	117,000	5,854,680
News, Cl. A	161,000	3,488,870
Wal-Mart Stores	32,000	1,446,720
Walgreen	153,000	6,066,450
Whole Foods Market	19,000 [a]	941,260
		22,025,090
Consumer Staples—24.8%		
Altria Group	129,000	9,407,970
Anheuser-Busch Cos.	30,000	1,538,400
Coca-Cola	118,000	7,287,680
Estee Lauder Cos., Cl. A	20,800	913,120
Kraft Foods, Cl. A	15,271	510,204
Nestle, ADR	66,000	7,617,060
PepsiCo	67,500	4,976,100
Procter & Gamble	100,000	6,952,000
		39,202,534
Energy—18.0%		
BP, ADR	16,500	1,286,835
Chevron	76,500	7,000,515
ConocoPhillips	67,000	5,692,320
Exxon Mobil	111,012	10,211,994
Peabody Energy	12,000	669,000
Total, ADR	24,000	1,934,640
Transocean	13,500 [b]	1,611,495
		28,406,799
Financial—14.9%		
American Express	47,000	2,864,650
American International Group	18,425	1,162,986
Ameriprise Financial	15,000	944,700
Bank of America	78,896	3,809,099
Citigroup	148,533	6,223,533
JPMorgan Chase & Co.	90,000	4,230,000
Merrill Lynch & Co.	37,000	2,442,740
SunTrust Banks	25,000	1,815,000
		23,492,708

Common Stocks (continued)	Shares	Value ($)
Health Care–8.2%		
Abbott Laboratories	70,000	3,823,400
Eli Lilly & Co.	30,000	1,624,500
Johnson & Johnson	96,500	6,288,905
Merck & Co.	18,000	1,048,680
Pfizer	10,000	246,100
		13,031,585
Industrial–9.9%		
Caterpillar	20,000	1,492,200
Emerson Electric	95,000	4,965,650
General Electric	184,500	7,594,020
United Technologies	20,000	1,531,800
		15,583,670
Information Technology–9.2%		
Apple	5,000 [b]	949,750
Automatic Data Processing	25,000	1,239,000
Cisco Systems	4,000 [b]	132,240
Intel	220,000	5,918,000
Microsoft	110,000	4,049,100
QUALCOMM	20,500	875,965
Texas Instruments	40,000	1,304,000
		14,468,055
Materials–.8%		
Praxair	15,000	**1,282,200**
Total Common Stocks		
(cost $104,229,876)		**157,492,641**

Other Investment–.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $622,000)	622,000 [c]	**622,000**

Investment of Cash Collateral for Securities Loaned—.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $855,000)	855,000 c	**855,000**
Total Investments (cost $105,706,876)	**100.6%**	**158,969,641**
Liabilities, Less Cash and Receivables	**(.6%)**	**(915,317)**
Net Assets	**100.0%**	**158,054,324**

ADR—American Depository Receipts

a   All or a portion of this security is on loan. At October 31, 2007, the total market value of the fund's securitiy on loan is $847,134 and the total market value of the collateral held by the fund is $855,000.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer Staples	24.8	Information Technology	9.2
Energy	18.0	Health Care	8.2
Consumer Discretionary	13.9	Money Market Investments	.9
Financial	14.9	Materials	.8
Industrial	9.9		**100.6**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $847,134)–Note 1(b):		
Unaffiliated issuers	104,229,876	157,492,641
Affiliated issuers	1,477,000	1,477,000
Receivable for investment securities sold		208,734
Dividends and interest receivable		118,996
Receivable for shares of Capital Stock subscribed		986
		159,298,357
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		205,884
Cash overdraft due to Custodian		76,702
Liability for securities on loan–Note 1(b)		855,000
Payable for shares of Capital Stock redeemed		105,646
Interest payable–Note 2		801
		1,244,033
Net Assets ($)		**158,054,324**
Composition of Net Assets ($):		
Paid-in capital		122,331,616
Accumulated undistributed investment income–net		1,011,308
Accumulated net realized gain (loss) on investments		(18,551,365)
Accumulated net unrealized appreciation		
(depreciation) on investments		53,262,765
Net Assets ($)		**158,054,324**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	96,506,658	23,621,961	34,961,152	11,671	2,952,882
Shares Outstanding	4,705,311	1,207,666	1,794,702	567	146,338
Net Asset Value Per Share ($)	**20.51**	**19.56**	**19.48**	**20.58**	**20.18**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):

Income:

Cash dividends:	
Unaffiliated issuers (net of $28,789 foreign taxes withheld at source)	3,869,655
Affiliated issuers	18,886
Income from securities lending	7,661
Total Income	**3,896,202**
Expenses:	
Management fee—Note 3(a)	1,792,091
Distribution and service plan fees—Note 3(b)	901,206
Directors' fees and expenses—Note 3(a)	11,303
Interest expense—Note 2	3,379
Loan commitment fees—Note 2	1,181
Total Expenses	**2,709,160**
Less—reduction in management fee due to undertaking—Note 3(a)	(162,918)
Less—Directors fees reimbursed by the Manager—Note 3(a)	(11,303)
Net Expenses	**2,534,939**
Investment Income–Net	**1,361,263**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	6,372,423
Net unrealized appreciation (depreciation) on investments	11,140,545
Net Realized and Unrealized Gain (Loss) on Investments	**17,512,968**
Net Increase in Net Assets Resulting from Operations	**18,874,231**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006
Operations ($):		
Investment income−net	1,361,263	1,580,202
Net realized gain (loss) on investments	6,372,423	11,721,205
Net unrealized appreciation (depreciation) on investments	11,140,545	8,696,888
Net Increase (Decrease) in Net Assets Resulting from Operations	**18,874,231**	**21,998,295**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(1,141,289)	(797,828)
Class B shares	(135,137)	(339,491)
Class C shares	(194,703)	(265,125)
Class I shares	(18)	(9)
Class T shares	(28,892)	(28,024)
Total Dividends	**(1,500,039)**	**(1,430,477)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,394,909	22,719,339
Class B shares	51,912	529,332
Class C shares	2,369,543	2,180,314
Class I shares	10,000	−
Class T shares	51,442	23,926
Dividends reinvested:		
Class A shares	906,748	609,124
Class B shares	90,149	228,934
Class C shares	126,573	167,222
Class I shares	18	9
Class T shares	27,067	24,761
Cost of shares redeemed:		
Class A shares	(22,571,260)	(46,585,565)
Class B shares	(15,999,566)	(26,957,022)
Class C shares	(6,871,014)	(12,544,820)
Class T shares	(364,359)	(1,350,694)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(26,777,838)**	**(60,955,140)**
Total Increase (Decrease) in Net Assets	**(9,403,646)**	**(40,387,322)**
Net Assets ($):		
Beginning of Period	167,457,970	207,845,292
End of Period	**158,054,324**	**167,457,970**
Undistributed investment income−net	1,011,308	1,150,084

| | Year Ended October 31, | |
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	797,423	1,343,691
Shares issued for dividends reinvested	48,723	36,230
Shares redeemed	(1,163,074)	(2,751,282)
Net Increase (Decrease) in Shares Outstanding	**(316,928)**	**(1,371,361)**
Class B[b]		
Shares sold	2,894	32,503
Shares issued for dividends reinvested	5,043	14,162
Shares redeemed	(867,693)	(1,666,627)
Net Increase (Decrease) in Shares Outstanding	**(859,756)**	**(1,619,962)**
Class C		
Shares sold	129,143	133,949
Shares issued for dividends reinvested	7,111	10,380
Shares redeemed	(372,901)	(777,873)
Net Increase (Decrease) in Shares Outstanding	**(236,647)**	**(633,544)**
Class I		
Shares sold	500	–
Shares issued for dividends reinvested	1	1
Net Increase (Decrease) in Shares Outstanding	**501**	**1**
Class T		
Shares sold	2,728	1,422
Shares issued for dividends reinvested	1,475	1,492
Shares redeemed	(19,194)	(80,804)
Net Increase (Decrease) in Shares Outstanding	**(14,991)**	**(77,890)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended October 31, 2007, 425,402 Class B shares representing $7,862,203 were automatically converted to 407,004 Class A shares and during the period ended October 31, 2006, 757,718 Class B shares representing $12,217,559 were automatically converted to 725,344 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	18.44	16.35	15.26	14.86	13.51
Investment Operations:					
Investment income—net [a]	.22	.21	.20	.12	.10
Net realized and unrealized gain (loss) on investments	2.08	2.00	1.08	.40	1.25
Total from Investment Operations	2.30	2.21	1.28	.52	1.35
Distributions:					
Dividends from investment income—net	(.23)	(.12)	(.19)	(.12)	–
Net asset value, end of period	20.51	18.44	16.35	15.26	14.86
Total Return (%) [b]	12.58	13.61	8.41	3.48	9.99
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.36	1.36	1.35	1.35
Ratio of net expenses to average net assets	1.25	1.29	1.36	1.35	1.35
Ratio of net investment income to average net assets	1.13	1.20	1.22	.77	.74
Portfolio Turnover Rate	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	96,507	92,601	104,506	91,759	80,401

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.57	15.68	14.60	14.22	13.03
Investment Operations:					
Investment income—net [a]	.08	.08	.09	.00[b]	.00[b]
Net realized and unrealized gain (loss) on investments	1.98	1.91	1.03	.38	1.19
Total from Investment Operations	2.06	1.99	1.12	.38	1.19
Distributions:					
Dividends from investment income—net	(.07)	(.10)	(.04)	(.00)[b]	–
Net asset value, end of period	19.56	17.57	15.68	14.60	14.22
Total Return (%) [c]	11.76	12.76	7.60	2.77	9.13
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.11	2.11	2.10	2.10
Ratio of net expenses to average net assets	2.00	2.04	2.11	2.10	2.10
Ratio of net investment income to average net assets	.42	.47	.60	.02	.01
Portfolio Turnover Rate	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	23,622	36,326	57,804	102,007	142,689

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.53	15.64	14.59	14.22	13.03
Investment Operations:					
Investment income–net [a]	.07	.07	.08	.00[b]	.00[b]
Net realized and unrealized gain (loss) on investments	1.98	1.92	1.03	.38	1.19
Total from Investment Operations	2.05	1.99	1.11	.38	1.19
Distributions:					
Dividends from investment income–net	(.10)	(.10)	(.06)	(.01)	–
Net asset value, end of period	19.48	17.53	15.64	14.59	14.22
Total Return (%) [c]	11.73	12.80	7.54	2.73	9.13
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.11	2.11	2.11	2.10	2.10
Ratio of net expenses to average net assets	2.00	2.04	2.11	2.10	2.10
Ratio of net investment income to average net assets	.39	.44	.53	.02	.01
Portfolio Turnover Rate	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	34,961	35,603	41,677	51,391	59,007

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,			
Class I Shares	2007[a]	2006	2005	2004[b]
Per Share Data ($):				
Net asset value, beginning of period	18.52	16.38	15.28	15.56
Investment Operations:				
Investment income—net[c]	.20	.24	.25	.06
Net realized and unrealized gain (loss) on investments	2.14	2.03	1.07	(.34)
Total from Investment Operations	2.34	2.27	1.32	(.28)
Distributions:				
Dividends from investment income—net	(.28)	(.13)	(.22)	–
Net asset value, end of period	20.58	18.52	16.38	15.28
Total Return (%)	12.76	13.94	8.73	(1.80)[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.12	1.10	1.10	.51[d]
Ratio of net expenses to average net assets	1.01	1.04	1.10	.51[d]
Ratio of net investment income to average net assets	1.01	1.41	1.48	.41[d]
Portfolio Turnover Rate	8.09	–	1.06	.72
Net Assets, end of period ($ x 1,000)	12	1	1	1

[a] Effective June 1, 2007, the fund redesignated Class R to Class I shares.

[b] From May 14, 2004 (commencement of initial offering) to October 31, 2004.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	18.14	16.12	15.04	14.64	13.36
Investment Operations:					
Investment income–net [a]	.17	.16	.17	.08	.07
Net realized and unrealized gain (loss) on investments	2.05	1.98	1.05	.39	1.21
Total from Investment Operations	2.22	2.14	1.22	.47	1.28
Distributions:					
Dividends from investment income–net	(.18)	(.12)	(.14)	(.07)	–
Net asset value, end of period	20.18	18.14	16.12	15.04	14.64
Total Return (%) [b]	12.34	13.34	8.12	3.25	9.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.61	1.61	1.61	1.60	1.60
Ratio of net expenses to average net assets	1.50	1.54	1.61	1.60	1.60
Ratio of net investment income to average net assets	.88	.95	1.04	.52	.51
Portfolio Turnover Rate	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	2,953	2,927	3,857	4,641	5,135

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial ser-

vice providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $3,283, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,011,308, accumulated capital losses $18,551,365 and unrealized appreciation $53,262,765.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $2,087,874 of the carryover expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $1,500,039 and $1,430,477, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $59,700, with a related weighted average annualized interest rate of 5.66%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly. From November 1, 2006 through April 4, 2008, Sarofim & Co. has agreed to waive receipt of a portion of its sub-investment advisory fee in the amount of .10% of the fund's average daily net assets. The sub-investment advisory fee is paid by Dreyfus out of the management fee Dreyfus receives from the fund. Dreyfus is, in turn, passing the waiver by Sarofim & Co. onto the fund by waiving a portion of the management fee in that amount, .10% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking by Sarofim & Co., amounted to $174,221 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $5,148 and $263 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $55,417 and $3,918 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $237,675, $220,818, $265,657 and $7,449, respectively, pursuant to their respective Plans. During the period ended October 31, 2007, Class B, Class C and Class T shares were charged $73,606, $88,552 and $7,449, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $147,752, Rule 12b-1 distribution plan fees $58,486 and service plan fees $13,078, which are offset against an expense reimbursement currently in effect in the amount of $13,432.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $13,097,553 and $39,218,547, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $105,706,876; accordingly, accumulated net unrealized appreciation on investments was $53,262,765, consisting of $54,899,517 gross unrealized appreciation and $1,636,752 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Tax Managed Growth Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Tax Managed Growth Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,500,039 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

———————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

———————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

———————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Tax Managed Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DTMGX | Class B: DPTMX | Class C: DPTAX |
| | Class I: DPTRX | Class T: DPMTX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0149AR1007

Dreyfus
BASIC S&P 500
Stock Index Fund

ANNUAL REPORT October 31, 2007





Dreyfus
A **BNY Mellon Company**℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Thomas Durante, CFA, Portfolio Manager

Fund and Market Performance Overview

U.S. stocks posted generally favorable returns during the reporting period, with gains fueled by rising mergers-and-acquisitions activity, strong corporate earnings, moderate economic growth and generally stable interest rates. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and other operating expenses that are not reflected in the S&P 500 Index's results.

For the 12-month period from November 1, 2006, through October 31, 2007, Dreyfus BASIC S&P 500 Stock Index Fund produced a total return of 14.41%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a 14.55% return for the same period.[2,3]

The Fund's Investment Approach

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

Domestic Stocks With Ties to International Growth Flourished

U.S. stocks posted generally attractive returns during the reporting period despite growing pessimism late in the reporting period regarding the direction of the U.S. economy. In late February, a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages resulted in heightened market turbulence. By July, weakness in the sub-prime lending sector had spread to other areas of the financial markets, leading to a summer credit crunch in which investors sold riskier assets, including stocks. The Federal Reserve Board attempted to restore market liquidity and forestall a potential recession by reducing key short-term interest rates in August, September and October, which resulted in a sharp market rebound by the reporting period's end.

The global economy remained robust, however, boosting the fortunes of companies with products needed for infrastructure construction in overseas markets, exporters that are well-positioned to serve a growing middle class of consumers in international markets and firms poised to improve their global competitiveness in light of the weaker U.S. dollar. For example, in the industrials sector, large exporters with ample exposure to the global economy fared well, including producers of heavy machinery, including earthmoving, agricultural, forestry and heating and air conditioning equipment.

Materials stocks also gained ground in an environment of strong global growth. Some of the S&P 500 Index's stronger gains stemmed from steel, aluminum and copper producers. Specialty chemical companies benefited from rising demand for products that help farmers grow more crops by applying biotechnology and genomics to seeds and herbicides. The S&P 500 Index's return also was bolstered by consumer staples stocks, where a tobacco giant, soft drink companies and fast-food chains all flourished due to substantial increases in international sales.

Energy stocks also fared well during the reporting period, including integrated energy producers and oil services providers. In many cases, these companies were able to offset the effects of volatile oil prices with more consistent results from their natural gas and chemicals divisions. In the information technology sector, several large integrated technology companies rallied on the strength of improved business-to-business sales. Manufacturers of personal computers and consumer electronics also gained value, primarily from new product launches and growing demand for wireless technologies.

Economic Woes Hurt Financial and Consumer Discretionary Stocks

While relatively few industry groups produced disappointing returns during the reporting period, the financials area proved to be a notable exception. Banks and brokerage firms faltered due to rising default rates on sub-prime consumer loans and weakness in the mortgage lending business. Real estate investment trusts (REITs) also sold off sharply during the reporting period due to weak housing markets. Other laggards included consumer discretionary stocks, where homebuilders, office supply superstores and retailers disappointed due to concerns over a slowdown in consumer spending.

Index Funds Offer Diversification Benefits

An as index fund, we attempt to replicate the returns of the S&P 500 Index by closely approximating the composition of the S&P 500 Index. In our view, one of the greatest benefits of an index fund is that it offers a broadly diversified investment vehicle that can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding. In addition, the fund's investments are not affected by any individual's preference for one market or security over another. Instead, the fund employs a passive management approach in which all investment decisions are based on the composition of the S&P 500 Index.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/07*

	1 Year	5 Years	10 Years
Fund	**14.41%**	**13.67%**	**6.88%**

†   Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus BASIC S&P 500 Stock Index Fund on 10/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 1.04
Ending value (after expenses)	$1,054.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

Expenses paid per $1,000†	$ 1.02
Ending value (after expenses)	$1,024.20

† *Expenses are equal to the fund's annualized expense ratio of .20%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks–98.6%	Shares	Value ($)
Consumer Discretionary–10.3%		
Abercrombie & Fitch, Cl. A	10,400	823,680
Amazon.com	36,700 a	3,271,805
Apollo Group, Cl. A	17,100 a	1,355,346
AutoNation	16,700 a	295,423
AutoZone	5,500 a	684,255
Bed Bath & Beyond	32,600 a	1,106,444
Best Buy	42,250	2,049,970
Big Lots	12,200 a	292,556
Black & Decker	7,850	705,793
Brunswick	10,750	239,832
Carnival	52,400	2,514,152
CBS, Cl. B	82,300	2,362,010
Centex	14,528	364,072
Circuit City Stores	20,386	161,661
Clear Channel Communications	59,850	2,260,534
Coach	44,800 a	1,637,888
Colgate-Palmolive	61,300	4,675,351
Comcast, Cl. A	371,294 a	7,815,739
D.R. Horton	32,800	416,232
Darden Restaurants	17,050	733,150
Dillard's, Cl. A	7,400	170,422
DIRECTV Group	91,300 a	2,417,624
Dow Jones & Co.	7,850	469,509
E.W. Scripps, Cl. A	10,800	486,108
Eastman Kodak	34,450	987,337
Expedia	24,600 a	803,436
Family Dollar Stores	17,600	446,160
Ford Motor	252,311 a	2,237,999
Fortune Brands	18,421	1,543,127
Gannett	27,950	1,185,360
Gap	59,450	1,123,605
General Motors	67,950	2,662,960
Genuine Parts	20,400	1,001,028
Goodyear Tire & Rubber	25,400 a	765,810
H & R Block	39,000	850,200

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Harley-Davidson	30,150	1,552,725
Harman International Industries	7,800	656,760
Harrah's Entertainment	22,494	1,985,095
Hasbro	19,175	572,374
Home Depot	202,900	6,393,379
International Game Technology	40,300	1,757,483
Interpublic Group of Cos.	56,600 [a]	585,810
J.C. Penney	26,650	1,498,796
Johnson & Johnson	347,796	22,665,865
Johnson Controls	71,368	3,120,209
Jones Apparel Group	11,300	236,622
KB Home	9,200	254,288
Kohl's	38,200 [a]	2,099,854
Leggett & Platt	21,100	409,973
Lennar, Cl. A	16,900	386,165
Limited Brands	38,300	842,983
Liz Claiborne	12,300	350,181
Lowe's Cos.	177,700	4,778,353
Macy's	52,060	1,667,482
Marriott International, Cl. A	38,400	1,578,624
Mattel	47,450	991,230
McDonald's	143,200	8,549,040
McGraw-Hill Cos.	40,700	2,036,628
Meredith	4,660	290,085
New York Times, Cl. A	17,386	340,070
Newell Rubbermaid	33,178	967,470
News, Cl. A	278,200	6,028,594
NIKE, Cl. B	46,500	3,081,090
Nordstrom	23,800	938,672
Office Depot	32,750 [a]	614,390
OfficeMax	9,014	285,293
Omnicom Group	39,400	2,008,612
Polo Ralph Lauren	7,200	495,360
Pulte Homes	25,492	378,301
RadioShack	16,652	343,364

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Sears Holdings	9,141 [a]	1,232,115
Sherwin-Williams	13,000	830,960
Snap-On	6,950	346,874
Stanley Works	9,877	568,421
Staples	85,800	2,002,572
Starbucks	89,500 [a]	2,387,860
Starwood Hotels & Resorts Worldwide	25,250	1,435,715
Target	101,750	6,243,380
Tiffany & Co.	16,400	888,552
Time Warner	448,100	8,182,306
TJX Cos.	53,450	1,546,308
Tribune	9,239	279,572
VF	10,650	927,935
Walt Disney	233,200	8,075,716
Wendy's International	10,497	364,876
Whirlpool	9,381	742,788
Wyndham Worldwide	21,417	703,120
Yum! Brands	62,520	2,517,680
		170,934,548
Consumer Staples—9.1%		
Altria Group	252,900	18,443,997
Anheuser-Busch Cos.	90,100	4,620,328
Archer-Daniels-Midland	77,335	2,767,046
Avon Products	51,972	2,129,813
Brown-Forman, Cl. B	10,400	769,392
Campbell Soup	26,950	996,611
Clorox	16,650	1,041,790
Coca-Cola	239,100	14,766,816
Coca-Cola Enterprises	34,250	883,993
ConAgra Foods	58,882	1,397,270
Constellation Brands, Cl. A	23,300 [a]	585,296
Costco Wholesale	52,600	3,537,876
CVS	177,900	7,430,883
Dean Foods	15,600	433,212
Estee Lauder Cos., Cl. A	13,800	605,820
General Mills	39,700	2,291,881
H.J. Heinz	38,350	1,794,013

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Hershey	20,300	875,133
Kellogg	31,850	1,681,361
Kimberly-Clark	51,100	3,622,479
Kraft Foods, Cl. A	189,470	6,330,193
Kroger	85,000	2,498,150
McCormick & Co.	15,600	546,468
Molson Coors Brewing, Cl. B	16,330	934,566
Pepsi Bottling Group	16,800	723,744
PepsiCo	194,120	14,310,526
Procter & Gamble	374,977	26,068,401
Reynolds American	20,600	1,327,258
Safeway	52,750	1,793,500
Sara Lee	87,100	1,440,634
SUPERVALU	25,233	977,779
SYSCO	73,308	2,513,731
Tyson Foods, Cl. A	33,100	522,980
UST	19,100	1,018,412
Wal-Mart Stores	288,400	13,038,564
Walgreen	119,400	4,734,210
Whole Foods Market	16,700	827,318
WM Wrigley Jr.	26,087	1,608,785
		151,890,229
Energy—11.7%		
Anadarko Petroleum	55,750	3,290,365
Apache	39,926	4,144,718
Baker Hughes	38,370	3,327,446
BJ Services	35,000	881,650
Chesapeake Energy	49,300	1,946,364
Chevron	256,164	23,441,568
ConocoPhillips	195,481	16,608,066
Consol Energy	21,900	1,237,350
Devon Energy	53,600	5,006,240
El Paso	84,136	1,485,842
ENSCO International	17,800	987,722
EOG Resources	29,400	2,604,840
Exxon Mobil	666,356	61,298,088
Halliburton	107,000	4,217,940

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Hess	33,250	2,381,032
Marathon Oil	85,970	5,083,406
Murphy Oil	22,600	1,664,038
Nabors Industries	33,800 [a]	949,104
National Oilwell Varco	42,800 [a]	3,134,672
Noble	32,300	1,710,285
Noble Energy	20,600	1,576,724
Occidental Petroleum	99,800	6,891,190
Peabody Energy	31,900	1,778,425
Questar	20,700	1,181,556
Rowan Cos.	13,260	516,875
Schlumberger	143,200	13,828,824
Smith International	24,100	1,591,805
Spectra Energy	75,990	1,974,220
Sunoco	14,436	1,062,490
Tesoro	16,400	992,692
Transocean	34,750 [a]	4,148,108
Valero Energy	66,500	4,683,595
Weatherford International	40,500 [a]	2,628,855
Williams Cos.	72,100	2,630,929
XTO Energy	46,366	3,077,775
		193,964,799
Financial–18.8%		
ACE	39,500	2,394,095
Aflac	58,700	3,685,186
Allstate	70,250	3,681,100
Ambac Financial Group	12,200	449,326
American Capital Strategies	22,600	981,066
American Express	142,100	8,660,995
American International Group	308,096	19,447,020
Ameriprise Financial	28,280	1,781,074
AON	35,150	1,592,998
Apartment Investment & Management, Cl. A	11,600	542,068
Assurant	11,600	677,904
AvalonBay Communities	9,600	1,177,440
Bank of America	533,184	25,742,124

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Bank of New York Mellon	136,734	6,679,456
BB & T	66,300	2,451,111
Bear Stearns Cos.	13,998	1,590,173
Boston Properties	14,300	1,549,262
Capital One Financial	50,200	3,292,618
Charles Schwab	113,850	2,645,874
Chubb	47,300	2,523,455
Cincinnati Financial	20,637	820,940
CIT Group	22,900	806,996
Citigroup	597,726	25,044,719
CME Group	6,400	4,264,000
Comerica	18,400	858,912
Commerce Bancorp	23,100	941,325
Countrywide Financial	69,198	1,073,953
Developers Diversified Realty	14,900	750,960
Discover Financial Services	57,330	1,106,469
E*TRADE FINANCIAL	51,100 [a]	569,254
Equity Residential	33,250	1,389,185
Fannie Mae	116,950	6,670,828
Federated Investors, Cl. B	10,550	453,650
Fifth Third Bancorp	64,391	2,014,150
First Horizon National	15,300	399,024
Franklin Resources	19,500	2,528,760
Freddie Mac	78,150	4,081,774
General Growth Properties	29,500	1,603,620
Genworth Financial, Cl. A	53,200	1,452,360
Goldman Sachs Group	48,750	12,086,100
Hartford Financial Services Group	38,200	3,706,546
Host Hotels & Resorts	62,800	1,391,648
Hudson City Bancorp	63,900	1,000,674
Huntington Bancshares	43,976	787,610
IntercontinentalExchange	8,300 [a]	1,479,060
Janus Capital Group	19,000	655,690
JPMorgan Chase & Co.	406,548	19,107,756
KeyCorp	46,750	1,330,037
Kimco Realty	30,300	1,258,056

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Legg Mason	16,000	1,327,040
Lehman Brothers Holdings	63,800	4,041,092
Leucadia National	19,800	1,003,068
Lincoln National	32,550	2,030,143
Loews	53,400	2,621,406
M & T Bank	9,000	895,320
Marsh & McLennan Cos.	65,100	1,685,439
Marshall & Ilsley	32,050	1,368,535
MBIA	15,200	654,208
Merrill Lynch & Co.	103,550	6,836,371
MetLife	89,300	6,148,305
MGIC Investment	9,950	192,632
Morgan Stanley	126,460	8,505,700
National City	76,100	1,845,425
Northern Trust	23,050	1,733,590
NYSE Euronext	31,700	2,975,679
Plum Creek Timber	21,000	938,070
PNC Financial Services Group	41,050	2,962,168
Principal Financial Group	31,950	2,162,056
Progressive	87,000	1,609,500
ProLogis	30,900	2,216,766
Prudential Financial	55,150	5,334,108
Public Storage	15,000	1,214,550
Regions Financial	84,602	2,294,406
Safeco	12,500	723,750
Simon Property Group	26,850	2,795,353
SLM	49,550	2,336,778
Sovereign Bancorp	43,135	622,438
State Street	46,800	3,733,236
SunTrust Banks	41,900	3,041,940
Synovus Financial	39,300	1,035,948
T. Rowe Price Group	31,900	2,049,256
Torchmark	11,516	750,383
Travelers Cos.	78,927	4,120,779
U.S. Bancorp	207,457	6,879,274
Unum Group	43,372	1,012,302
Vornado Realty Trust	16,100	1,798,692

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Wachovia	228,657	10,456,485
Washington Mutual	105,244	2,934,203
Wells Fargo & Co.	401,560	13,657,056
XL Capital, Cl. A	21,800	1,568,510
Zions Bancorporation	12,950	765,474
		314,055,835
Health Care–10.1%		
Abbott Laboratories	185,650	10,140,203
Aetna	61,408	3,449,287
Allergan	36,900	2,493,702
AmerisourceBergen	21,600	1,017,576
Amgen	130,566 [a]	7,587,190
Applera–Applied Biosystems Group	22,000	817,080
Barr Pharmaceuticals	12,900 [a]	739,428
Baxter International	77,500	4,650,775
Becton, Dickinson & Co.	29,200	2,437,032
Biogen Idec	34,640 [a]	2,578,602
Boston Scientific	160,303 [a]	2,223,403
Bristol-Myers Squibb	237,600	7,125,624
C.R. Bard	12,400	1,036,764
Cardinal Health	43,750	2,976,312
Celgene	46,000 [a]	3,036,000
CIGNA	34,000	1,784,660
Coventry Health Care	18,800 [a]	1,133,828
Covidien	59,745	2,485,392
Eli Lilly & Co.	118,550	6,419,482
Express Scripts	31,000 [a]	1,956,100
Forest Laboratories	38,000 [a]	1,484,660
Genzyme	31,650 [a]	2,404,450
Gilead Sciences	111,300 [a]	5,140,947
Hospira	18,845 [a]	778,864
Humana	20,250 [a]	1,517,737
King Pharmaceuticals	29,550 [a]	313,230
Laboratory Corp. of America Holdings	14,100 [a]	969,375
Manor Care	8,750	582,575
McKesson	35,604	2,353,424
Medco Health Solutions	32,569 [a]	3,073,862

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Medtronic	136,300	6,466,072
Merck & Co.	261,450	15,232,077
Millipore	6,450 a	500,842
Mylan Laboratories	29,900	449,696
Patterson Cos.	16,800 a	657,048
PerkinElmer	14,582	401,297
Pfizer	832,340	20,483,887
Quest Diagnostics	18,800	999,784
Schering-Plough	194,600	5,939,192
St. Jude Medical	41,000 a	1,669,930
Stryker	28,500	2,023,500
Tenet Healthcare	57,250 a	200,948
Thermo Fisher Scientific	51,300 a	3,016,953
UnitedHealth Group	159,200	7,824,680
Varian Medical Systems	15,200 a	741,304
Waters	12,000 a	923,760
Watson Pharmaceuticals	12,350 a	377,416
WellPoint	68,700 a	5,443,101
Wyeth	161,550	7,856,177
Zimmer Holdings	28,420 a	1,974,906
		167,890,134
Industrial−11.3%		
3M	86,000	7,426,960
Allied Waste Industries	34,600 a	437,344
American Standard Cos.	21,850	814,350
Avery Dennison	12,792	740,657
Boeing	94,144	9,281,657
Burlington Northern Santa Fe	36,117	3,147,597
C.H. Robinson Worldwide	20,700	1,033,344
Caterpillar	76,800	5,730,048
CB Richard Ellis Group, Cl. A	23,700 a	577,806
Cintas	16,200	592,920
Cooper Industries, Cl. A	22,100	1,157,819
CSX	52,700	2,359,379
Cummins	12,494	1,498,780
Danaher	29,600	2,535,832
Deere & Co.	26,700	4,135,830
Dover	24,600	1,131,600

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Eaton	17,542	1,624,038
Emerson Electric	95,200	4,976,104
Equifax	17,150	660,275
Expeditors International Washington	25,600	1,296,640
FedEx	37,092	3,833,087
Fluor	10,639	1,680,962
General Dynamics	48,700	4,429,752
General Electric	1,231,050	50,670,018
Goodrich	15,000	1,044,900
Honeywell International	89,900	5,430,859
Illinois Tool Works	50,400	2,885,904
Ingersoll-Rand, Cl. A	34,400	1,732,040
ITT Industries	21,800	1,458,856
Jacobs Engineering Group	14,400 [a]	1,254,960
L-3 Communications Holdings	15,100	1,655,564
Lockheed Martin	41,750	4,594,170
Masco	44,118	1,062,361
Monster Worldwide	15,950 [a]	647,251
Norfolk Southern	47,300	2,443,045
Northrop Grumman	41,312	3,454,509
Paccar	44,791	2,488,588
Pall	14,753	591,153
Parker Hannifin	20,935	1,682,546
Pitney Bowes	26,456	1,059,298
Precision Castparts	16,600	2,486,846
R.R. Donnelley & Sons	26,700	1,075,743
Raytheon	52,500	3,339,525
Robert Half International	19,650	591,269
Rockwell Automation	18,300	1,260,504
Rockwell Collins	20,000	1,496,200
Ryder System	7,150	342,128
Southwest Airlines	89,793	1,275,959
Textron	30,000	2,076,300
Tyco International	59,745	2,459,702
Union Pacific	32,050	4,103,682
United Parcel Service, Cl. B	126,150	9,473,865
United Technologies	119,156	9,126,158

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
W.W. Grainger	8,600	773,312
Waste Management	62,342	2,268,625
		187,408,621
Information Technology—17.1%		
Adobe Systems	70,700 a	3,386,530
Advanced Micro Devices	66,100 a	864,588
Affiliated Computer Services, Cl. A	12,000 a	607,920
Agilent Technologies	46,408 a	1,710,135
Akamai Technologies	19,900 a	779,881
Altera	42,800	839,736
Analog Devices	37,400	1,251,404
Apple	104,500 a	19,849,775
Applied Materials	165,550	3,214,981
Autodesk	27,600 a	1,349,640
Automatic Data Processing	63,850	3,164,406
BMC Software	24,150 a	817,236
Broadcom, Cl. A	56,375 a	1,835,006
CA	46,649	1,233,866
Ciena	10,371 a	496,356
Cisco Systems	731,850 a	24,194,961
Citrix Systems	21,550 a	926,435
Cognizant Technology Solutions, Cl. A	34,700 a	1,438,662
Computer Sciences	20,950 a	1,223,271
Compuware	36,650 a	366,500
Convergys	16,350 a	299,696
Corning	189,000	4,587,030
Dell	272,900 a	8,350,740
eBay	137,100 a	4,949,310
Electronic Arts	37,400 a	2,285,888
Electronic Data Systems	61,150	1,320,229
EMC/Massachusetts	252,000 a	6,398,280
Fidelity National Information Services	20,400	940,848
Fiserv	20,050 a	1,110,770
Google, Cl. A	27,800 a	19,654,600
Hewlett-Packard	309,765	16,008,655
IAC/InterActiveCorp	23,000 a	677,580
IMS Health	23,400	589,914

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Intel	701,700	18,875,730
International Business Machines	163,500	18,985,620
Intuit	40,700 [a]	1,309,319
Jabil Circuit	24,900	541,077
JDS Uniphase	25,562 [a]	390,076
Juniper Networks	61,800 [a]	2,224,800
KLA-Tencor	23,200	1,221,480
Lexmark International, Cl. A	11,400 [a]	478,686
Linear Technology	26,700	881,634
LSI	86,032 [a]	567,811
MEMC Electronic Materials	27,000 [a]	1,976,940
Microchip Technology	26,100	865,737
Micron Technology	90,950 [a]	955,885
Microsoft	968,750	35,659,688
Molex	17,225	491,946
Moody's	26,600	1,162,952
Motorola	278,106	5,225,612
National Semiconductor	28,900	726,546
Network Appliance	42,750 [a]	1,346,198
Novell	42,300 [a]	319,788
Novellus Systems	14,850 [a]	421,889
NVIDIA	65,950 [a]	2,333,311
Oracle	473,050 [a]	10,487,519
Paychex	40,875	1,707,758
QLogic	17,800 [a]	276,434
QUALCOMM	201,200	8,597,276
SanDisk	27,400 [a]	1,216,560
Sun Microsystems	425,000 [a]	2,426,750
Symantec	108,066 [a]	2,029,479
Tektronix	9,168	347,009
Tellabs	52,650 [a]	463,847
Teradata	21,700 [a]	619,101
Teradyne	22,750 [a]	280,735
Terex	12,200 [a]	905,484
Texas Instruments	171,700	5,597,420
Tyco Electronics	59,745	2,131,104
Unisys	42,300 [a]	257,184

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
VeriSign	29,300 a	998,837
Viacom, Cl. B	82,500 a	3,406,425
Western Union	92,872	2,046,899
Xerox	112,398 a	1,960,221
Xilinx	35,600	868,640
Yahoo!	161,900 a	5,035,090
		285,347,326
Materials−3.3%		
Air Products & Chemicals	25,950	2,539,208
Alcoa	106,238	4,205,962
Allegheny Technologies	12,233	1,249,846
Ashland	6,700	393,424
Ball	12,300	609,834
Bemis	12,600	354,816
Dow Chemical	114,113	5,139,650
E.I. du Pont de Nemours & Co.	110,594	5,475,509
Eastman Chemical	10,126	674,290
Ecolab	20,950	988,212
Freeport-McMoRan Copper & Gold	45,878	5,398,923
Hercules	14,050	264,281
International Flavors & Fragrances	9,800	511,658
International Paper	51,638	1,908,540
MeadWestvaco	22,046	741,627
Monsanto	65,576	6,402,185
Newmont Mining	54,224	2,757,833
Nucor	34,600	2,145,892
Pactiv	15,750 a	432,653
PPG Industries	19,721	1,473,948
Praxair	38,400	3,282,432
Rohm & Haas	15,255	791,429
Sealed Air	19,362	482,695
Sigma-Aldrich	15,800	816,386
Temple-Inland	12,700	681,609
Titanium Metals	10,500 a	369,600
United States Steel	14,250	1,537,575
Vulcan Materials	11,450	979,090
Weyerhaeuser	25,900	1,966,069
		54,575,176

Common Stocks (continued)	Shares		Value ($)
Telecommunication Services—3.6%			
Alltel	42,150		2,998,973
AT & T	732,831		30,625,007
CenturyTel	13,400		590,270
Citizens Communications	40,900		538,244
Embarq	18,360		971,611
Qwest Communications International	191,974	a	1,378,373
Sprint Nextel	342,003		5,848,251
Verizon Communications	348,792		16,068,847
Windstream	57,400		772,030
			59,791,606
Utilities—3.3%			
AES	80,300		1,719,223
Allegheny Energy	20,000		1,213,200
Ameren	24,950		1,348,797
American Electric Power	47,990		2,313,598
CenterPoint Energy	38,544		645,997
CMS Energy	26,950		457,342
Consolidated Edison	32,600		1,535,134
Constellation Energy Group	21,650		2,050,255
Dominion Resources	34,934		3,201,002
DTE Energy	20,500		1,016,800
Duke Energy	151,380		2,901,955
Dynergy, Cl. A	59,592	a	548,842
Edison International	39,100		2,273,665
Entergy	23,550		2,822,939
Exelon	80,974		6,703,028
FirstEnergy	36,631		2,553,181
FPL Group	48,900		3,345,738
Integrys Energy	9,146		492,146
Nicor	5,450		235,822
NiSource	32,950		673,828
PG & E	42,500		2,079,525
Pinnacle West Capital	12,100		488,840
PPL	46,000		2,378,200
Progress Energy	31,124		1,493,952
Public Service Enterprise Group	30,550		2,920,580
Sempra Energy	31,742		1,952,450

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Southern	90,850	3,330,561
TECO Energy	25,300	425,799
Xcel Energy	50,480	1,138,324
		54,260,723
Total Common Stocks (cost $1,095,885,245)		**1,640,118,997**

Short-Term Investments−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.94%, 12/13/07 (cost $1,990,807)	2,000,000 [b]	**1,991,000**

Other Investment−1.7%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $28,635,000)
	28,635,000 [c]	**28,635,000**

Total Investments (cost $1,126,511,052)	**100.4%**	**1,670,744,997**
Liabilities, Less Cash and Receivables	**(.4%)**	**(6,317,320)**
Net Assets	**100.0%**	**1,664,427,677**

[a] *Non-income producing security.*
[b] *All or partially held by a broker as collateral for open financial futures positions.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	18.8	Telecommunication Services	3.6
Information Technology	17.1	Utilities	3.3
Energy	11.7	Materials	3.3
Industrial	11.3	Short-Term/Money	
Consumer Discretionary	10.3	Market Investments	1.8
Health Care	10.1		
Consumer Staples	9.1		**100.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	88	34,207,800	December 2007	**860,575**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	1,097,876,052	1,642,109,997
Affiliated issuers	28,635,000	28,635,000
Cash		1,499,897
Dividends and interest receivable		1,570,480
Receivable for investment securities sold		615,982
Receivable for shares of Capital Stock subscribed		524,952
Receivable for futures variation margin–Note 4		411,043
		1,675,367,351
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		283,102
Payable for shares of Capital Stock redeemed		10,656,572
		10,939,674
Net Assets ($)		**1,664,427,677**
Composition of Net Assets ($):		
Paid-in capital		1,155,910,481
Accumulated undistributed investment income–net		9,015,217
Accumulated net realized gain (loss) on investments		(45,592,541)
Accumulated net unrealized appreciation (depreciation) on investments (including $860,575 net unrealized appreciation on financial futures)		545,094,520
Net Assets ($)		**1,664,427,677**
Shares Outstanding		
(150 million shares of $.001 par value Capital Stock authorized)		51,536,418
Net Asset Value, offering and redemption price per share ($)		**32.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends	
Unaffiliated issuers	29,312,746
Affiliated issuers	2,181,324
Interest	197,738
Income from securities lending	22,989
Total Income	**31,714,797**
Expenses:	
Management fee–Note 3(a)	3,144,156
Director fees–Note 3(a)	119,701
Loan commitment fees–Note 2	11,491
Interest expense–Note 2	312
Total Expenses	**3,275,660**
Less–Director fees reimbursed by the Manager–Note 3(a)	(119,701)
Net Expenses	**3,155,959**
Investment Income–Net	**28,558,838**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	46,192,780
Net realized gain (loss) on financial futures	4,557,963
Net Realized Gain (Loss)	**50,750,743**
Net unrealized appreciation (depreciation) on investments (including $389,725 net unrealized appreciation on financial futures)	129,795,092
Net Realized and Unrealized Gain (Loss) on Investments	**180,545,835**
Net Increase in Net Assets Resulting from Operations	**209,104,673**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment income−net	28,558,838	26,165,416
Net realized gain (loss) on investments	50,750,743	119,982,152
Net unrealized appreciation (depreciation) on investments	129,795,092	67,468,660
Net Increase (Decrease) in Net Assets Resulting from Operations	**209,104,673**	**213,616,228**
Dividends to Shareholders from ($):		
Investment income−net	**(26,858,395)**	**(25,690,689)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	374,141,916	293,848,249
Dividends reinvested	21,910,104	21,961,363
Cost of shares redeemed	(369,357,604)	(481,651,128)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**26,694,416**	**(165,841,516)**
Total Increase (Decrease) in Net Assets	**208,940,694**	**22,084,023**
Net Assets ($):		
Beginning of Period	1,455,486,983	1,433,402,960
End of Period	**1,664,427,677**	**1,455,486,983**
Undistributed investment income−net	9,015,217	7,548,694
Capital Share Transactions (Shares):		
Shares sold	12,320,080	10,975,257
Shares issued for dividends reinvested	733,321	835,531
Shares redeemed	(12,171,977)	(18,070,912)
Net Increase (Decrease) in Shares Outstanding	**881,424**	**(6,260,124)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	28.73	25.18	23.66	21.99	18.51
Investment Operations:					
Investment income−net[a]	.55	.47	.48	.35	.31
Net realized and unrealized gain on investments	3.54	3.54	1.52	1.65	3.45
Total from Investment Operations	4.09	4.01	2.00	2.00	3.76
Distributions:					
Dividends from investment income−net	(.52)	(.46)	(.48)	(.33)	(.28)
Net asset value, end of period	32.30	28.73	25.18	23.66	21.99
Total Return (%)	14.41	16.13	8.48	9.19	20.56
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.21	.20	.20	.20	.20
Ratio of net expenses to average net assets	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	1.82	1.77	1.91	1.51	1.59
Portfolio Turnover Rate	8.00	5.12	9.01	4.21	8.01
Net Assets, end of period ($ x 1,000)	1,664,428	1,455,487	1,433,403	1,338,323	1,331,547

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On July 1, 2007, the Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange, are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $9,852, pursuant to the securities leanding agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $8,875,683, accumulated capital losses $19,533,683 and unrealized appreciation $519,175,196.

The accumulated capital loss carryover of $19,533,683 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, the carryover expires in fiscal 2012.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $26,858,395 and $25,690,689, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $233,920 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was $5,400 with a related weighted average annualized interest rate of 5.75%.

NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $283,102.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2007, amounted to $152,941,741 and $121,918,649, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

At October 31, 2007, the cost of investments for federal income tax purposes was $1,151,569,801; accordingly, accumulated net unrealized appreciation on investments was $519,175,196, consisting of $618,780,114 gross unrealized appreciation and $99,604,918 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC S&P 500 Stock Index Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments and financial futures, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC S&P 500 Stock Index Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 99.69% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $19,383,494 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

——————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

——————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

——————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus BASIC
S&P 500 Stock Index Fund
200 Park Avenue
New York, NY 10166

Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor
MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSPIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0713AR1007

Dreyfus
U.S. Treasury
Reserves

ANNUAL REPORT October 31, 2007





Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus U.S. Treasury Reserves, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. Even the money markets were briefly affected when sub-prime jitters hit the commercial paper market.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your cash allocations for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

Although money market yields remained relatively stable over the first half of the reporting period, a credit crisis in U.S. fixed-income markets and a slowing U.S. housing market prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates toward the reporting period's end. This, in turn, has had a moderate impact on yields of virtually all money market funds.

For the 12-month period ended October 31, 2007, Dreyfus U.S. Treasury Reserves produced yields of 4.32% for Investor shares and 4.52% for Class R shares. Taking into account the effects of compounding, the fund produced effective yields of 4.41% for Investor shares and 4.62% for Class R shares.[1]

The Fund's Investment Approach

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes with remaining maturities of 13 months or less issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the end of 2006 as housing markets softened. At the time, inflationary pressures were relatively mild, with energy prices retreating from the record highs set the previous summer. In this relatively benign environment, the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, the core personal consumption price index, rose by 2.2%, suggesting that inflation could be a more persistent problem than expected. By June, signs of stronger economic growth had contributed to higher yields on longer-term bonds, and the Fed stated that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, when rising delinquencies and defaults spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than expected. Tightness in the credit markets also created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up in September with additional reductions of 50 basis points in the discount rate and federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by major investment and commercial banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts.

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of 0.3%. At the same time, inflationary pressures continued to mount, with crude oil rising above $95 per barrel. Yet, at the end of the month, the Commerce Department announced that U.S. GDP grew at a stronger-than-expected 3.9% annualized rate in the third quarter. Later the same day, the Fed again cut the federal funds rate, this time by 25 basis points to 4.5%. In its accompanying statement, the Fed stated that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

Caution Remains Warranted in Uncertain Markets

As investors engaged in a "flight to quality" and shifted assets from riskier investments to money market funds, demand for money-market-eligible Treasuries has surged. Since this increased demand has put downward pressure on Treasury yields, we have continued to find more suitable opportunities among repurchase agreements backed by Treasuries. As always, we will continue to closely monitor the Fed's statements for hints about the direction of the U.S economy and are prepared to alter the fund's strategy as market conditions evolve.

November 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,021.10	$1,022.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.57	$ 2.55
Ending value (after expenses)	$1,021.68	$1,022.68

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Repurchase Agreements–99.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Bear Stearns Cos. Inc. dated 10/31/07, due 11/1/07 in the amount of $37,004,656 (fully collateralized by $23,640,000 Treasury Inflation Protected Securities, 3.625%, due 4/15/28, value $37,768,701)	4.53	37,000,000	37,000,000
Citigroup Global Markets Holdings Inc. dated 10/31/07, due 11/1/07 in the amount of $37,004,522 (fully collateralized by $27,044,000 U.S. Treasury Bonds, 10.375%, due 11/15/12, value $28,395,823 and $8,903,000 U.S. Treasury Notes, 6%, due 8/15/09, value $9,344,449)	4.40	37,000,000	37,000,000
Goldman, Sachs & Co. dated 10/31/07, due 11/1/07 in the amount of $24,003,000 (fully collateralized by $19,362,000 U.S. Treasury Bonds, 6.75%, due 8/15/26, value $24,480,415)	4.50	24,000,000	24,000,000
Greenwich Capital Markets dated 10/31/07, due 11/1/07 in the amount of $37,004,656 (fully collateralized by $36,000,000 U.S. Treasury Notes, 4.875%, due 8/15/16, value $37,742,414)	4.53	37,000,000	37,000,000
J.P. Morgan Chase & Co. dated 10/31/07, due 11/1/07 in the amount of $37,004,646 (fully collateralized by $36,335,000 U.S. Treasury Bonds, 4.50%, due 11/15/10, value $37,741,736)	4.52	37,000,000	37,000,000
Total Investments (cost $172,000,000)	**99.9%**		**172,000,000**
Cash and Receivables (Net)	**.1%**		**92,365**
Net Assets	**100.0%**		**172,092,365**

Portfolio Summary (Unaudited)†

	Value (%)
Repurchase Agreements	**99.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments reflecting		
Repurchase Agreements of $172,000,000–Note 1(b)	172,000,000	172,000,000
Cash		761,132
Interest receivable		21,480
		172,782,612
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		89,324
Dividend payable		600,686
Payable for shares of Capital Stock redeemed		237
		690,247
Net Assets ($)		**172,092,365**
Composition of Net Assets ($):		
Paid-in capital		172,092,365
Net Assets ($)		**172,092,365**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	108,151,202	63,941,163
Shares Outstanding	108,151,153	63,941,212
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2007

Investment Income ($):	
Interest Income	**6,565,431**
Expenses:	
Management fee–Note 3(a)	658,878
Distribution fees (Investor Shares)–Note 3(b)	200,430
Director fees–Note 3(a)	12,273
Total Expenses	**871,581**
Less–Director fees reimbursed by the Manager–Note 3(a)	(12,273)
Net Expenses	**859,308**
Investment Income–Net, representing net increase in net assets resulting from operations	**5,706,123**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007	2006
Operations ($):		
Investment Income−net, representing net increase in net assets resulting from operations	**5,706,123**	**4,714,032**
Dividends to Shareholders from ($):		
Investment income−net:		
Investors shares	(4,318,586)	(3,767,909)
Class R shares	(1,387,537)	(946,123)
Total Dividends	**(5,706,123)**	**(4,714,032)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investors shares	149,224,575	123,958,514
Class R shares	187,470,868	109,914,582
Dividends reinvested:		
Investors shares	4,199,556	3,673,996
Class R shares	546,823	491,138
Cost of shares redeemed:		
Investors shares	(138,364,250)	(128,514,091)
Class R shares	(141,716,881)	(118,008,459)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**61,360,691**	**(8,484,320)**
Total Increase (Decrease) in Net Assets	**61,360,691**	**(8,484,320)**
Net Assets ($):		
Beginning of Period	110,731,674	119,215,994
End of Period	**172,092,365**	**110,731,674**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Investor Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.043	.039	.020	.004	.005
Distributions:					
Dividends from investment income–net	(.043)	(.039)	(.020)	(.004)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.41	3.96	2.03	.42	.51
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.70	.70	.70
Ratio of net expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	4.31	3.89	2.01	.42	.51
Net Assets, end of period ($ x 1,000)	108,151	93,091	93,973	77,043	91,987

See notes to financial statements.

Class R Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.045	.041	.022	.006	.007
Distributions:					
Dividends from investment income−net	(.045)	(.041)	(.022)	(.006)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.62	4.17	2.23	.62	.72
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.50	.50	.50	.50
Ratio of net expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	4.40	4.05	2.10	.63	.72
Net Assets, end of period ($ x 1,000)	63,941	17,640	25,243	82,911	60,297

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and

is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were all ordinary income.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary

expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended October 31, 2007, Investor shares were charged $200,430 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $70,621 and Rule 12b-1 distribution plan fees $18,703.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus U.S. Treasury Reserves (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus U.S. Treasury Reserves of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 100% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

——————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

——————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

——————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

———————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

———————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus
U.S. Treasury Reserves
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DUIXX Class R: DUTXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation   0326AR1007

Dreyfus Premier
Balanced Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Balanced Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you evaluate your portfolio allocations for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by John Jares and Catherine Powers, Portfolio Managers

Fund and Market Performance Overview

Despite bouts of heightened volatility during the summer, large-cap stocks posted decent returns for the reporting period due to generally healthy corporate earnings and robust global economic growth. Bonds produced less attractive returns due primarily to the spread of credit concerns from sub-prime mortgages to other bond market sectors over the summer. The fund's performance was driven by its emphasis on equities and strong stock selections in the financials and information technology sectors.

For the 12-month period ended October 31, 2007, Dreyfus Premier Balanced Fund produced total returns of 12.64% for Class A shares, 11.83% for Class B shares, 11.87% for Class C shares, 13.02% for Class I shares and 12.44% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of 10.88% for the same period. Separately the S&P 500 Index and the Lehman Aggregate Index provided total returns of 14.55% and 5.38%, respectively, for the period.[2]

Effective June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

Seeking total return, the fund has a normal allocation of approximately 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest from 40% to 75% of its total assets in stocks and 25% to 60% in bonds.

In choosing stocks, we use a "growth style" of investing with a consistent, "bottom-up" approach that emphasizes individual stock selection through in-house qualitative and quantitative research.

In choosing bonds, we review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund primarily invests in U.S. government securities, corporate bonds, mortgage-backed and asset-backed securities.

Corporate Earnings and International Growth Supported Stock Prices

Stocks generally advanced during the reporting period as robust corporate earnings growth more than offset the negative effects of rising energy prices and a credit crunch that originated in the bond market's sub-prime mortgage sector. In addition, a weak dollar in a robust global economy spurred demand for products and services from large, U.S.-based multinational companies. While U.S. Treasury securities gained value when investors engaged in a "flight to quality," the credit crunch led to sharp declines in higher yielding fixed-income sectors, including corporate- and asset-backed securities.

In this environment, the fund benefited from its allocation of approximately 65% of its assets to stocks, with the remainder apportioned to bonds and cash. In the fund's equity portfolio, underweighted exposure to the financials sector helped shelter it from turmoil in the sub-prime mortgage market. In addition, we generally avoided stocks directly exposed to the troubled mortgage industry. The fund's relatively heavy exposure to the information technology sector also bolstered its relative performance, with particularly strong results from sector leaders such as Apple, Microsoft and Cisco Systems. In the consumer staples area, Avon Products gained value due to a successful restructuring and increasing exposure to international markets.

On the other hand, strong results from several of the fund's energy holdings, such as Exxon Mobil and Chevron, were not enough to fully offset allocation-related weakness in the sector. The fund's relative performance was also undermined by relatively light exposure to and disappointing selections of materials and industrials stocks. In the consumer discretionary sector, retailers such as mass merchandiser Wal-Mart Stores were hurt by slumping consumer spending.

Fixed-Income Results Constrained by Credit Concerns

Returns from the fund's bond portfolio modestly trailed its benchmark, primarily due to its underweighted exposure to U.S. Treasury securities and lagging relative performance in other fixed-income sectors. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on bonds from financial services companies that tend to be less vulnerable to risks associated with leveraged buyouts. However, our focus on banks and brokerage firms detracted from performance during the credit crisis. On a more positive note, underweighted exposure to mortgage-backed securities helped shield the fund from the brunt of the sector's weakness, and a "bulleted" yield curve strategy helped the fund benefit from widening yield differences along the market's maturity range.

Finding New Opportunities in Changing Markets

We have continued to regard the outlook for stocks more positively than for bonds. Among stocks, we intend to investigate opportunities in the energy, materials and industrials areas, perhaps bringing the fund's underweighted allocations in these sectors closer to those of its equity benchmark. We will also look closely at those companies with large international exposure, as the strong global economic growth may benefit numerous multinational firms.

In the bond portfolio, recent price dislocations have created opportunities to purchase higher yielding fixed-income securities at more attractive valuations. In addition, we have continued to position the fund for a steeper yield curve as the economy slows. In our view, these are prudent strategies in today's market environment.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation through April 4, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Dreyfus Premier Balanced Fund (Class A shares)	———
Dreyfus Premier Balanced Fund (Class B shares)	··········
Dreyfus Premier Balanced Fund (Class C shares)	———
Dreyfus Premier Balanced Fund (Class I shares)	– – –
Standard & Poor's 500 Composite Stock Price Index†	· · · · · ·
Lehman Brothers U.S. Aggregate Index†	———
Hybrid Index†	·········

$19,857
$19,768
$17,757
$15,563
$14,508
$14,295
$14,087

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier Balanced Fund Class A shares, Class B shares, Class C shares and Class I shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers U.S. Aggregate Index and the Hybrid Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class I shares of Dreyfus Premier Balanced Fund on 10/31/97 to a $10,000 investment made on that date in each of the following: the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"); the Lehman Brothers U.S. Aggregate Index (the "Lehman Index"); and an unmanaged hybrid index composed of 60% S&P 500 Index and 40% Lehman Index (the "Hybrid Index"). All dividends and capital gain distributions are reinvested. The Hybrid Index is calculated on a year-to-year basis. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class I shares shown above due to differences in charges and expenses.

Effective July 1, 2006, the fund changed its non-fundamental investment objective from seeking to outperform a hybrid index to seeking total return.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities with an average maturity of 1-10 years. All indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		**6.16%**	**7.80%**	**3.64%**
without sales charge		**12.64%**	**9.07%**	**4.26%**
Class B shares				
with applicable redemption charge †		**7.83%**	**7.98%**	**3.79%**
without redemption		**11.83%**	**8.27%**	**3.79%**
Class C shares				
with applicable redemption charge ††		**10.87%**	**8.26%**	**3.49%**
without redemption		**11.87%**	**8.26%**	**3.49%**
Class I shares		**13.02%**	**9.34%**	**4.52%**
Class T shares				
with applicable sales charge (4.5%)	**8/16/99**	**7.36%**	**7.80%**	**3.61%†††**
without sales charge	**8/16/99**	**12.44%**	**8.80%**	**4.09%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the purchase date.*

††† *The total return performance figures presented for Class T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 8/16/99 (the inception date for Class T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.78	$ 9.67	$ 9.67	$ 4.48	$ 7.08
Ending value (after expenses)	$1,066.40	$1,062.60	$1,063.20	$1,068.50	$1,065.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.65	$ 9.45	$ 9.45	$ 4.38	$ 6.92
Ending value (after expenses)	$1,019.61	$1,015.83	$1,015.83	$1,020.87	$1,018.35

† *Expenses are equal to the fund's annualized expense ratio of 1.11% for Class A, 1.86% for Class B, 1.86% for Class C, .86% for Class I and 1.36% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks–65.1%	Shares	Value ($)
Consumer Discretionary–6.6%		
Accenture, Cl. A	13,678	534,126
Advance Auto Parts	22,143	755,519
Best Buy	19,767	959,095
Gap	76,889	1,453,202
Home Depot	20,015	630,673
Nordstrom	14,784	583,081
Omnicom Group	13,639	695,316
Starbucks	12,522 [a]	334,087
Urban Outfitters	30,876 [a]	780,237
Walt Disney	14,900	515,987
		7,241,323
Consumer Staples–8.2%		
Altria Group	13,163	959,978
Avon Products	24,898	1,020,320
Cadbury Schweppes, ADR	14,434	768,466
Colgate-Palmolive	7,899	602,457
Costco Wholesale	8,666	582,875
Kraft Foods, Cl. A	21,550	719,985
PepsiCo	5,436	400,742
Procter & Gamble	10,022	696,729
Wal-Mart Stores	39,604	1,790,497
Whole Foods Market	28,768	1,425,167
		8,967,216
Energy–4.6%		
Chevron	7,939	726,498
Exxon Mobil	24,313	2,236,553
Halliburton	14,775	582,430
Schlumberger	8,550	825,673
Ultra Petroleum	8,949 [a]	634,126
		5,005,280

Common Stocks (continued)	Shares	Value ($)
Exchange Traded Funds–1.4%		
iShares Russell 1000 Growth Index Fund	8,580	544,916
Powershares QQQ	10,843	596,690
Standard & Poor's Depository Receipts (Tr. Ser. 1)	2,736	423,122
		1,564,728
Financial–6.4%		
American International Group	7,849	495,429
Charles Schwab	56,128	1,304,415
Citigroup	23,135	969,357
CME Group	843	561,649
Goldman Sachs Group	3,124	774,502
Janus Capital Group	16,473	568,483
Morgan Stanley	9,877	664,327
State Street	7,346	585,990
Unum Group	45,892	1,071,119
		6,995,271
Health Care–9.1%		
Allergan	18,379	1,242,053
Amylin Pharmaceuticals	22,503 [a]	1,013,085
Covance	3,443 [a]	284,047
Genentech	11,588 [a]	859,018
Gilead Sciences	26,659 [a]	1,231,379
Johnson & Johnson	5,459	355,763
Merck & Co.	17,365	1,011,685
Pfizer	21,040	517,794
Pharmaceutical Product Development	20,175	852,192
Schering-Plough	29,758	908,214
Thermo Fisher Scientific	27,836 [a]	1,637,035
		9,912,265
Industrial–4.1%		
Canadian National Railway	10,606	593,830
FedEx	4,667	482,288
General Electric	56,240	2,314,838
Waste Management	29,935	1,089,335
		4,480,291

Common Stocks (continued)	Shares		Value ($)
Information Technology−23.3%			
Adobe Systems	20,624	a	987,890
Apple	9,348	a	1,775,653
Autodesk	7,672	a	375,161
Automatic Data Processing	11,986		594,026
Broadcom, Cl. A	29,522	a	960,941
Cisco Systems	74,386	a	2,459,201
Corning	32,223		782,052
eBay	26,144	a	943,798
Electronic Arts	26,000	a	1,589,120
EMC/Massachusetts	39,036	a	991,124
Google, Cl. A	2,606	a	1,842,442
Hewlett-Packard	33,591		1,735,983
Intersil, Cl. A	17,491		530,677
Juniper Networks	27,309	a	983,124
KLA-Tencor	12,167		640,593
Marvell Technology Group	59,140	a	1,066,294
Maxim Integrated Products	22,346		605,577
MEMC Electronic Materials	8,862	a	648,876
Microsoft	102,684		3,779,798
SanDisk	13,727	a	609,479
Symantec	26,455	a	496,825
Yahoo!	31,506	a	979,837
			25,378,471
Materials−.9%			
E.I. du Pont de Nemours & Co.	11,964		592,338
Ecolab	7,645		360,615
			952,953
Telecommunication Services−.5%			
AT & T	3		125
Verizon Communications	12,067		555,927
			556,052
Total Common Stocks			
(cost $60,720,970)			**71,053,850**

Bonds and Notes–33.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Northrop Grumman, Gtd. Notes	7.13	2/15/11	75,000	79,669
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	65,000	66,092
				145,761
Agricultural–.3%				
Philip Morris, Debs	7.75	1/15/27	270,000	**335,832**
Asset-Backed Ctfs./ Auto Receivables–.9%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	100,000 [b]	98,512
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	185,000	185,290
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	195,000	194,636
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	100,000	99,286
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	100,000	98,903
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,043
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	122,104
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	105,000	104,687
				958,461
Asset-Backed Ctfs./Credit Cards–.7%				
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	5.38	6/15/14	420,000 [c]	408,713
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	5.34	1/9/12	325,000 [c]	318,193
				726,906
Asset-Backed Ctfs./ Home Equity Loans–.9%				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	175,000 [c]	170,801
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000 [c]	221,919

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./ Home Equity Loans (continued)					
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	270,000	c	268,968
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	140,000	c	139,115
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000	c	68,023
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	42,256	c	41,405
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.77	7/22/30	55,000	b,c	46,686
					956,917
Asset-Backed Ctfs./ Manufactured Housing—.1%					
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	94,105		**97,719**
Automobile Manufacturers—.0%					
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	50,000		**49,761**
Banks—1.3%					
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	105,000		103,163
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	100,000	b,c	92,293
Colonial Bank, Sub. Notes	8.00	3/15/09	40,000		41,467
Glitnir Banki, Sub. Notes	6.69	6/15/16	115,000	b,c	117,779
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	105,000		106,582
Marshall and Ilsley, Sr. Unscd. Notes	5.63	8/17/09	180,000		181,259
Northern Rock, Sub. Notes	5.60	4/29/49	190,000	b,c	152,197
Resona Bank, Notes	5.85	9/29/49	130,000	b,c	120,631
Royal Bank of Scotland, Jr. Sub. Bonds	6.99	10/29/49	110,000	b,c	111,374

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	140,000 c	137,149
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	105,000 c	103,178
Zions Bancorporation, Sub. Notes	6.00	9/15/15	140,000	141,349
				1,408,421
Building & Construction–.0%				
Owens Corning, Gtd. Notes	6.50	12/1/16	30,000	**29,248**
Chemicals–.3%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	26,000	26,975
ICI Wilmington, Gtd. Notes	4.38	12/1/08	110,000	109,579
Lubrizol, Sr. Notes	4.63	10/1/09	145,000	143,897
Rohm & Haas Holdings, Unsub. Notes	5.60	3/15/13	30,000	30,044
				310,495
Collateralized Mortgage Obligations–.2%				

CS First Boston Mortgage
  Securities, Ser. 2005-C3,
  Cl. A2
	4.51	7/15/37	250,000	**246,179**

Commercial & Professional Services–.1%				
ERAC USA Finance, Bonds	5.60	5/1/15	90,000 b	86,620
ERAC USA Finance, Notes	7.95	12/15/09	50,000 b	52,701
				139,321
Commercial Mortgage Pass-Through Ctfs.–2.4%				
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	235,648	234,855
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	40,000	39,810

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	50,000	49,923
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	100,000	99,515
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	100,000 c	100,964
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	70,000 b	68,910
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000 b	82,002
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	90,000 b	87,736
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 b	33,958
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.56	3/6/20	85,000 b,c	83,713
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.17	3/6/20	50,000 b,c	48,059
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	225,000	222,286
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	85,000	82,691
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	200,000	199,930
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	95,000 c	96,818
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	145,000	144,287
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	45,000 c	45,138

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000	149,575
Morgan Stanley Capital I, Ser. 2007-T27, Cl. A2	5.65	6/13/42	75,000 c	75,951
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	215,000	216,882
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000 b	29,187
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	65,000 c	66,349
Washington Mutual Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	344,014 b	336,697
				2,595,236
Diversified Financial Services—3.1%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	50,000 c	51,179
Amvescap, Gtd. Notes	5.38	2/27/13	50,000	48,509
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	110,000	109,419
Boeing Capital, Sr. Notes	7.38	9/27/10	160,000	171,376
BTM Curacao Holdings, Bank Gtd. Notes	4.76	7/21/15	225,000 b,c	220,543
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	130,000 b	116,822
Citigroup, Sr. Notes	5.30	10/17/12	85,000	85,342
Countrywide Financial, Gtd. Notes	5.80	6/7/12	70,000	60,329
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	110,000 c	102,654
Credit Suisse USA, Sr. Unsub. Notes	5.50	8/16/11	170,000	172,107
Ford Motor Credit, Unscd. Notes	7.38	10/28/09	195,000	188,153
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	115,000 b,c	118,333

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	180,000	181,418
Glencore Funding, Gtd. Notes	6.00	4/15/14	65,000 b	65,336
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	65,000 c	60,679
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	410,000 c	392,668
Janus Capital Group, Notes	6.25	6/15/12	75,000	76,278
Jefferies Group, Sr. Unscd. Debs	6.25	1/15/36	205,000	187,217
John Deere Capital, Notes	5.66	9/1/09	90,000 c	90,179
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	260,000	254,001
Kaupthing Bank, Sub. Notes	7.13	5/19/16	100,000 b	99,247
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	50,000 d	50,744
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	100,000	101,585
Morgan Stanley, Sub. Notes	4.75	4/1/14	155,000	147,013
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	100,000	101,927
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	100,000 b,c	94,041
				3,347,099
Electric Utilities–1.2%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	120,000	117,484
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	95,000	93,228
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	235,000	233,315
FPL Group Capital, Gtd. Debs	5.63	9/1/11	220,000	224,047

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	115,000	113,418
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	140,000	144,305
Nevada Power,				
Mortgage Notes, Ser. R	6.75	7/1/37	55,000	57,752
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	100,000	93,806
Ohio Power,				
Unscd. Notes	5.42	4/5/10	170,000 [c]	168,531
Sierra Pacific Power,				
Mortgage Notes, Ser. P	6.75	7/1/37	25,000	26,251
Southern,				
Sr. Unsub. Notes, Ser. A	5.30	1/15/12	70,000	70,420
				1,342,557
Environmental Control−.2%				
Allied Waste North America,				
Scd. Notes, Ser. B	5.75	2/15/11	45,000	44,100
Allied Waste North America,				
Scd. Notes	6.38	4/15/11	35,000	34,956
Republic Services,				
Sr. Notes	6.75	8/15/11	85,000	89,168
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	50,000	52,963
				221,187
Food & Beverages−.1%				
H.J. Heinz,				
Notes	6.43	12/1/20	60,000 [b]	61,062
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	20,000	20,612
Tyson Foods,				
Sr. Unscd. Notes	6.85	4/1/16	50,000 [c]	52,254
				133,928
Foreign/Governmental−.8%				
Banco Nacional de Desenvolvimento Economico e Social, Unsub.				
Notes	5.84	6/16/08	190,000 [c]	189,715
Export-Import Bank of Korea,				
Sr. Notes	4.50	8/12/09	175,000	172,797

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)					
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	250,000 d,e	163,485
Republic of Argentina, Bonds		5.39	8/3/12	260,000 c	150,345
Republic of Argentina, Bonds, Ser. VII		7.00	9/12/13	100,000	90,850
Russian Federation, Unsub. Bonds		8.25	3/31/10	119,450 b	124,526
					891,718
Health Care−.5%					
American Home Products, Unscd. Notes		6.95	3/15/11	95,000 c	100,662
Community Health Systems, Sr. Notes		8.88	7/15/15	45,000 b	45,788
Coventry Health Care, Sr. Unscd. Notes		5.88	1/15/12	85,000	85,681
Coventry Health Care, Sr. Unscd. Notes		5.95	3/15/17	60,000	58,506
Medco Health Solutions, Sr. Unscd. Notes		7.25	8/15/13	50,000	52,961
Teva Pharmaceutical Finance, Gtd. Notes		6.15	2/1/36	85,000	83,947
UnitedHealth Group, Sr. Unscd. Notes		5.38	3/15/16	50,000	49,631
Wellpoint, Sr. Unsub. Notes		5.88	6/15/17	50,000	50,471
					527,647
Lodging & Entertainment−.1%					
MGM Mirage, Gtd. Notes		8.38	2/1/11	50,000	**52,500**
Machinery−.1%					
Atlas Copco, Bonds		5.60	5/22/17	45,000 b	45,018
Case New Holland, Gtd. Notes		7.13	3/1/14	45,000	46,800
					91,818
Media−.8%					
AOL Time Warner, Gtd. Notes		6.75	4/15/11	145,000	150,993

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	320,000	327,227
Comcast,				
Gtd. Notes	5.50	3/15/11	200,000	201,343
News America Holdings,				
Gtd. Debs	7.70	10/30/25	130,000	144,998
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	45,000 ᵇ	44,696
				869,257
Oil & Gas−.5%				
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	20,000	20,600
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	220,000	217,868
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	105,000 ᵇ	103,163
Hess,				
Unscd. Notes	6.65	8/15/11	125,000	131,185
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	3/1/18	80,000 ᵇ	81,080
				553,896
Packaging & Containers−.1%				
Ball,				
Gtd. Notes	6.88	12/15/12	25,000	25,500
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	90,000	92,025
				117,525
Paper & Forest Products−.1%				
Temple-Inland,				
Gtd. Notes	6.88	1/15/18	90,000 ᶜ,ᵈ	**91,194**
Property & Casualty Insurance−.4%				
Allstate,				
Jr. Sub. Debs	6.50	5/15/57	40,000 ᶜ	38,910
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	310,000	296,369
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	55,000	55,127
				390,406

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts–1.9%				
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	150,000	155,806
Arden Realty, Notes	5.25	3/1/15	125,000	124,357
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	50,000	52,052
Boston Properties, Sr. Notes	5.00	6/1/15	135,000	126,848
Commercial Net Lease Realty, Sr. Unscd. Notes	6.15	12/15/15	50,000	48,593
Duke Realty, Sr. Notes	5.88	8/15/12	440,000	442,856
ERP Operating, Notes	5.13	3/15/16	80,000	75,125
ERP Operating, Notes	5.25	9/15/14	40,000	38,591
ERP Operating, Unscd. Notes	5.38	8/1/16	30,000	28,731
ERP Operating, Unscd. Notes	5.50	10/1/12	35,000	34,707
Federal Realty Investment Trust, Sr. Unscd. Notes	5.65	6/1/16	75,000	73,020
Federal Realty Investment Trust, Notes	6.00	7/15/12	25,000	25,395
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	155,000	144,216
Istar Financial, Sr. Unscd. Notes	6.07	3/9/10	165,000 c	155,980
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	70,000	69,699
Mack-Cali Realty, Notes	5.25	1/15/12	100,000	98,878
Mack-Cali Realty, Bonds	5.80	1/15/16	110,000	107,023
Regency Centers, Gtd. Notes	5.25	8/1/15	45,000	42,776
Regency Centers, Gtd. Notes	5.88	6/15/17	15,000	14,625

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Simon Property Group, Unsub. Notes	5.00	3/1/12	175,000	171,365
Simon Property Group, Unscd. Notes	5.75	5/1/12	8,000	8,061
				2,038,704
Residential Mortgage Pass-Through Ctfs.−1.3%				
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	41,156 c	41,257
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	896,540	905,412
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.05	6/25/36	24,948 c	19,740
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	125,000 c	116,041
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	150,000 c	145,298
Washington Mutual Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 c	198,291
				1,426,039
Retail−.1%				
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	35,000	35,676
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	25,000	25,637
Federated Retail Holdings, Gtd. Bonds	5.35	3/15/12	25,000	24,397
Federated Retail Holdings, Gtd. Notes	5.90	12/1/16	40,000	38,253
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	25,000	25,382
				149,345
Steel−.1%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	55,000 b	55,275
US Steel, Sr. Unsub. Notes	5.65	6/1/13	50,000	48,461
				103,736

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications−.5%				
AT & T Wireless,				
Sr. Unsub. Notes	8.75	3/1/31	75,000	97,257
AT & T,				
Sr. Unscd. Notes	7.30	11/15/11	100,000 ᶜ	108,004
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	40,000	47,876
Nextel Communications,				
Gtd. Notes, Ser. F	5.95	3/15/14	85,000	81,280
Qwest,				
Notes	8.88	3/15/12	10,000 ᶜ	11,000
Sprint Capital,				
Gtd. Notes	6.88	11/15/28	20,000	19,211
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	90,000	92,336
Verizon Global Funding,				
Notes	7.75	6/15/32	75,000	88,683
				545,647
Textiles & Apparel−.1%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	105,000	**106,290**
Transportation−.2%				
Union Pacific,				
Unscd. Notes	3.88	2/15/09	200,000	**196,942**
U.S. Government Agencies/ Mortgage-Backed−12.6%				
Federal Home Loan Mortgage Corp.:				
5.50%			375,000 ᶠ	368,963
3.50%, 9/1/10			43,183	41,795
5.50%, 4/1/22			496,027	496,811
6.00%, 9/1/37			1,243,900	1,252,176
Federal National Mortgage Association:				
6.00%			850,000 ᶠ	855,440
4.00%, 5/1/10			234,409	229,137
4.50%, 1/1/21			839,702	812,795
5.00%, 8/1/20−2/1/37			2,944,944	2,846,628
5.50%, 9/1/34−4/1/36			2,641,053	2,604,485
6.00%, 5/1/22−10/1/37			1,660,640	1,674,164
Government National Mortgage Association I:				
5.50%, 4/15/33−4/15/34			702,116	698,559
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			212,446	207,604
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			152,005	149,029

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)				
Government National Mortgage Association I (continued):				
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			31,353	30,935
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			114,413	112,303
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			220,710	216,811
Ser. 2006-3, Cl. A, 4.21%, 1/16/28			262,737	258,871
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			183,201	180,555
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			198,375	196,217
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			135,157	133,761
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			390,000	392,898
				13,759,937
U.S. Government Securities−1.8%				
U.S. Treasury Bonds	4.50	2/15/36	1,279,000 d	1,228,240
U.S. Treasury Notes	4.38	12/31/07	135,000 g	135,095
U.S. Treasury Notes	4.63	12/31/11	12,000 d	12,247
U.S. Treasury Notes	4.63	11/15/16	479,000 d	485,587
U.S. Treasury Notes	4.88	6/30/12	130,000	134,052
				1,995,221
Total Bonds and Notes (cost $37,276,042)				**36,952,850**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
U.S. Treasury 5-Year Futures December 2007 @ 108.5	1,700,000	**1,594**
Put Options−.0%		
U.S. Treasury 5-Year Futures December 2007 @ 107	1,700,000	**4,516**
Total Options (cost $7,782)		**6,110**

Other Investment−1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,904,000)	1,904,000 h	**1,904,000**

Investment of Cash Collateral for Securities Loaned—1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $1,820,495)	1,820,495 [h]	**1,820,495**
Total Investments (cost $101,729,289)	**102.4%**	**111,737,305**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(2,569,556)**
Net Assets	**100.0%**	**109,167,749**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $2,923,985 or 2.7% of net assets.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *All or a portion of these securities are on loan. At October 31, 2007, the total market value of the fund's securities on loan is $2,029,426 and the total market value of the collateral held by the fund is $2,119,202, consisting of cash collateral valued at $1,820,495 and U.S Government and agencies securities valued at $298,707.*

[e] *Principal amount stated in U.S. Dollars unless otherwise noted.*
BRL—Brazilian Real

[f] *Purchased on a forward commitment basis.*

[g] *All or partially held by a broker as collateral for open financial futures positions.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Information Technology	23.3	Industrial	4.1
U.S. Government & Agencies	14.4	Money Market Investments	3.4
Corporate Bonds	12.2	Exchange Traded Funds	1.4
Health Care	9.1	Materials	.9
Consumer Staples	8.2	Foreign/Governmental	.8
Consumer Discretionary	6.6	Telecommunication Services	.5
Financial	6.4	Options	.0
Asset/Mortgage-Backed	6.5		
Energy	4.6		**102.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	23	4,763,516	December 2007	13,242
U.S. Treasury 5 year Notes	10	1,073,438	December 2007	7,637
U.S. Treasury 30 year Bonds	3	337,781	December 2007	3,291
Financial Futures Short				
U.S. Treasury 10 year Notes	4	(440,063)	December 2007	(1,978)
				22,192

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,029,426)–Note 1(c):		
Unaffiliated issuers	98,004,794	108,012,810
Affiliated issuers	3,724,495	3,724,495
Cash		34,574
Receivable for investment securities sold		3,076,442
Receivable for mortgage dollar rolls–Note 4		367,030
Cash denominated in foreign currencies	1	1
Dividends and interest receivable		344,842
Receivable for shares of Capital Stock subscribed		15,970
		115,576,164
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		109,246
Payable for investment securities purchased		3,908,216
Liability for securities on loan–Note 1(c)		1,820,495
Payable for mortgage dollar rolls–Note 4		366,724
Payable for shares of Capital Stock redeemed		182,139
Payable for futures variation margin–Note 4		15,703
Interest payable–Note 2		4,693
Unrealized depreciation on forward currency exchange contracts–Note 4		553
Commitment fees payable–Note 2		646
		6,408,415
Net Assets ($)		**109,167,749**
Composition of Net Assets ($):		
Paid-in capital		276,412,350
Accumulated undistributed investment income–net		311,799
Accumulated net realized gain (loss) on investments		(177,586,605)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $22,192 net unrealized appreciation on financial futures)		10,030,205
Net Assets ($)		**109,167,749**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	77,415,938	8,274,703	8,704,518	14,640,447	132,143
Shares Outstanding	5,098,961	546,594	573,085	964,892	8,702
Net Asset Value Per Share ($)	**15.18**	**15.14**	**15.19**	**15.17**	**15.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $6,349 foreign taxes withheld at source):	
Unaffiliated issuers	1,158,299
Affiliated issuers	446,518
Interest	1,834,134
Income from securities lending	6,453
Total Income	**3,445,404**
Expenses:	
Management fee–Note 3(a)	1,193,722
Distribution and service plan fees–Note 3(b)	407,238
Director fees–Note 3(a)	7,810
Interest expense–Note 2	4,693
Loan commitment fees–Note 2	1,503
Total Expenses	**1,614,966**
Less–reduction in management fee due to undertaking–Note 3(a)	(179,058)
Less–Director fees reimbursed by the Manager–Note 3(a)	(7,810)
Net Expenses	**1,428,098**
Investment Income–Net	**2,017,306**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	9,613,419
Net realized gain (loss) on options transactions	7,507
Net realized gain (loss) on financial futures	(45,890)
Net realized gain (loss) on forward currency exchange contracts	69,156
Net Realized Gain (Loss)	**9,644,192**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including 28,959 net unrealized appreciation on financial futures)	2,393,059
Net Realized and Unrealized Gain (Loss) on Investments	**12,037,251**
Net Increase in Net Assets Resulting from Operations	**14,054,557**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007 [a]	2006
Operations ($):		
Investment income–net	2,017,306	2,410,343
Net realized gain (loss) on investments	9,644,192	16,556,035
Net unrealized appreciation (depreciation) on investments	2,393,059	(3,097,377)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,054,557**	**15,869,001**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,674,010)	(1,839,393)
Class B shares	(172,320)	(368,109)
Class C shares	(121,088)	(145,290)
Class I shares	(430,033)	(736,630)
Class T shares	(3,344)	(3,305)
Total Dividends	**(2,400,795)**	**(3,092,727)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	11,663,677	18,917,518
Class B shares	454,668	890,925
Class C shares	481,539	302,995
Class I shares	7,772,789	3,765,579
Class T shares	3,835	15,971
Dividends reinvested:		
Class A shares	1,350,065	1,388,595
Class B shares	139,145	304,444
Class C shares	70,627	84,126
Class I shares	356,700	711,591
Class T shares	3,344	3,305
Cost of shares redeemed:		
Class A shares	(26,846,646)	(31,745,726)
Class B shares	(10,318,883)	(21,003,350)
Class C shares	(2,339,429)	(3,438,318)
Class I shares	(17,877,077)	(16,552,953)
Class T shares	(94,149)	(27,557)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(35,179,795)**	**(46,382,855)**
Total Increase (Decrease) in Net Assets	**(23,526,033)**	**(33,606,581)**
Net Assets ($):		
Beginning of Period	132,693,782	166,300,363
End of Period	**109,167,749**	**132,693,782**
Undistributed investment income–net	311,799	633,856

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	822,354	1,461,512
Shares issued for dividends reinvested	95,816	108,816
Shares redeemed	(1,883,701)	(2,447,179)
Net Increase (Decrease) in Shares Outstanding	**(965,531)**	**(876,851)**
Class B[b]		
Shares sold	32,271	69,127
Shares issued for dividends reinvested	9,918	23,465
Shares redeemed	(728,633)	(1,624,766)
Net Increase (Decrease) in Shares Outstanding	**(686,444)**	**(1,532,174)**
Class C		
Shares sold	33,474	23,217
Shares issued for dividends reinvested	5,000	6,529
Shares redeemed	(163,633)	(264,655)
Net Increase (Decrease) in Shares Outstanding	**(125,159)**	**(234,909)**
Class I		
Shares sold	550,568	290,210
Shares issued for dividends reinvested	25,544	55,683
Shares redeemed	(1,251,603)	(1,278,177)
Net Increase (Decrease) in Shares Outstanding	**(675,491)**	**(932,284)**
Class T		
Shares sold	263	1,250
Shares issued for dividends reinvested	237	258
Shares redeemed	(6,545)	(2,127)
Net Increase (Decrease) in Shares Outstanding	**(6,045)**	**(619)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended October 31, 2007, 473,958 Class B shares representing $6,715,969 were automatically converted to 473,261 Class A shares and during the period ended October 31, 2006, 939,806 Class B shares representing $12,147,506 were automatically converted to 938,533 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.76	12.58	12.31	11.90	10.73
Investment Operations:					
Investment income—net[a]	.25	.23	.24	.15	.09
Net realized and unrealized gain on investments	1.46	1.22	.29	.43	1.19
Total from Investment Operations	1.71	1.45	.53	.58	1.28
Distributions:					
Dividends from investment income—net	(.29)	(.27)	(.26)	(.17)	(.11)
Net asset value, end of period	15.18	13.76	12.58	12.31	11.90
Total Return (%)[b]	12.64	11.72	4.36	4.90	12.05
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.11	1.10	1.12	1.18	1.25
Ratio of net investment income to average net assets	1.77	1.79	1.88	1.20	.86
Portfolio Turnover Rate	226.73[c]	229.90[c]	246.46[c]	215.48	305.24
Net Assets, end of period ($ x 1,000)	77,416	83,422	87,328	98,546	128,519

[a] Based on average share outstanding at each month end.
[b] Exclusive of sales charge.
[c] The portfolio turnover rates excluding mortgage dollar roll transaction for the periods ended October 31, 2007, October 31, 2006 and October 31, 2005 were 162.96%, 121.54% and 197.43%, respectively.

See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.72	12.53	12.26	11.85	10.69
Investment Operations:					
Investment income–net[a]	.14	.13	.14	.05	.01
Net realized and unrealized gain (loss) on investments	1.47	1.23	.30	.44	1.19
Total from Investment Operations	1.61	1.36	.44	.49	1.20
Distributions:					
Dividends from investment income–net	(.19)	(.17)	(.17)	(.08)	(.04)
Net asset value, end of period	15.14	13.72	12.53	12.26	11.85
Total Return (%)[b]	11.83	10.93	3.58	4.13	11.21
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.86	1.85	1.88	1.93	2.00
Ratio of net investment income to average net assets	1.04	1.05	1.18	.44	.12
Portfolio Turnover Rate	226.73[c]	229.90[c]	246.46[c]	215.48	305.24
Net Assets, end of period ($ x 1,000)	8,275	16,913	34,655	78,262	103,904

[a] *Based on average share outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transaction for the periods ended October 31, 2007, October 31, 2006 and October 31, 2005 were 162.96%, 121.54% and 197.43%, respectively.*

See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.76	12.58	12.30	11.89	10.73
Investment Operations:					
Investment income—net[a]	.15	.14	.14	.05	.01
Net realized and unrealized gain (loss) on investments	1.47	1.21	.31	.44	1.19
Total from Investment Operations	1.62	1.35	.45	.49	1.20
Distributions:					
Dividends from investment income—net	(.19)	(.17)	(.17)	(.08)	(.04)
Net asset value, end of period	15.19	13.76	12.58	12.30	11.89
Total Return (%)[b]	11.87	10.81	3.57	4.20	11.17
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.86	1.85	1.87	1.93	2.00
Ratio of net investment income to average net assets	1.02	1.04	1.15	.45	.11
Portfolio Turnover Rate	226.73[c]	229.90[c]	246.46[c]	215.48	305.24
Net Assets, end of period ($ x 1,000)	8,705	9,609	11,735	16,426	20,370

[a]   Based on average share outstanding at each month end.
[b]   Exclusive of sales charge.
[c]   The portfolio turnover rates excluding mortgage dollar roll transaction for the periods ended October 31, 2007, October 31, 2006 and October 31, 2005 were 162.96%, 121.54% and 197.43%, respectively.

See notes to financial statements.

Class I Shares	Year Ended October 31,				
	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.74	12.59	12.32	11.91	10.74
Investment Operations:					
Investment income–net[b]	.30	.26	.27	.18	.12
Net realized and unrealized gain (loss) on investments	1.46	1.21	.29	.43	1.19
Total from Investment Operations	1.76	1.47	.56	.61	1.31
Distributions:					
Dividends from investment income–net	(.33)	(.32)	(.29)	(.20)	(.14)
Net asset value, end of period	15.17	13.74	12.59	12.32	11.91
Total Return (%)	13.02	11.93	4.61	5.25	12.19
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.01	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.85	.85	.87	.93	1.00
Ratio of net investment income to average net assets	2.08	2.05	2.22	1.46	1.10
Portfolio Turnover Rate	226.73[c]	229.90[c]	246.46[c]	215.48	305.24
Net Assets, end of period ($ x 1,000)	14,640	22,547	32,390	54,429	99,620

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average share outstanding at each month end.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transaction for the periods ended October 31, 2007, October 31, 2006 and October 31, 2005 were 162.96%, 121.54% and 197.43%, respectively.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.76	12.57	12.30	11.88	10.72
Investment Operations:					
Investment income—net[a]	.22	.20	.21	.12	.07
Net realized and unrealized					
gain (loss) on investments	1.47	1.21	.29	.44	1.18
Total from Investment Operations	1.69	1.41	.50	.56	1.25
Distributions:					
Dividends from investment income—net	(.26)	(.22)	(.23)	(.14)	(.09)
Net asset value, end of period	15.19	13.76	12.57	12.30	11.88
Total Return (%)[b]	12.44	11.38	4.10	4.73	11.69
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.51	1.50	1.50	1.50	1.50
Ratio of net expenses					
to average net assets	1.36	1.35	1.37	1.43	1.50
Ratio of net investment income					
to average net assets	1.55	1.53	1.66	.95	.62
Portfolio Turnover Rate	226.73[c]	229.90[c]	246.46[c]	215.48	305.24
Net Assets, end of period ($ x 1,000)	132	203	193	249	320

[a] Based on average share outstanding at each month end.
[b] Exclusive of sales charge.
[c] The portfolio turnover rates excluding mortgage dollar roll transaction for the periods ended October 31, 2007, October 31, 2006 and October 31, 2005 were 162.96%, 121.54% and 197.43%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek total return (consisting of capital appreciation and income). The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class I and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and /or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution fee or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant

ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the fund securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $2,766, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $311,246, accumulated capital losses $177,544,410 and unrealized appreciation $9,988,563.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $61,135,096 of the carryover expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,308 expires in fiscal 2011.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $2,400,795 and $3,092,727, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment of treasury inflation protected securities and foreign exchange gains and losses, the fund increased accumulated undistributed investment income-net by $61,432 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period end October 31, 2007 was approximately $84,000, with a related weighted average annualized interest rate of 5.61%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from November 1, 2006 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $179,058 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $5,793 and $9 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $24,252 and $513 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $197,904, $88,613, $67,726 and $441, respectively, pursuant to their respective Plans. During the period ended October 31, 2007 Class B, Class C and Class T shares were charged $29,538, $22,575 and $441, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the statement of Assets and Liabilities consist of: management fees $92,323, Rule 12b-1 distribution plan fees $27,153 and shareholder services plan fees $3,618, which are offset against an expense reimbursement currently in effect in the amount of $13,848.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the period ended October 31, 2007, amounted to $276,110,182 and $310,372,319, respectively, of which $75,421,536 in purchases and $75,432,406 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Costs ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding October 31, 2006	–	–	–	–
Contracts written	10,200,000	22,848		
Contracts terminated:				
Closed	10,200,000	22,848	25,733	(2,885)
Expired	–	–	–	–
Contracts outstanding October 31, 2007	**–**	**–**	**–**	**–**

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed.

The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Euro, expiring 12/19/2007	10,000	13,939	14,492	**(553)**

At October 31, 2007, the cost of investments for federal income tax purposes was $101,748,291; accordingly, accumulated net unrealized appreciation on investments was $9,989,014, consisting of $11,968,003 gross unrealized appreciation and $1,978,989 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Balanced Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments and financial futures, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Balanced Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 54.97% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,141,970 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

50

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

———————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

———————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
- Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
- Boston College, Trustee
- Blue Cross Blue Shield of Massachusetts, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
Balanced Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PRBAX | Class B: PRBBX | Class C: DPBCX |
| | Class I: PDBLX | Class T: DBFTX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0342AR1007

Dreyfus Premier Limited Term Income Fund

ANNUAL REPORT October 31, 2007





Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Limited Term Income Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. In contrast, U.S. Treasury securities rallied strongly as investors became more averse to credit risks and engaged in a "flight to quality."

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your fixed-income investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Chris Pellegrino, CFA, Portfolio Manager

Fund and Market Performance Overview

The U.S. bond market encountered heightened turbulence over the summer of 2007 when a liquidity and credit crisis originating in the sub-prime mortgage sector spread to other areas of the financial markets, sparking a "flight to quality" among investors. The fund's returns trailed its benchmark, primarily due to its underweighted exposure to U.S. Treasury securities and emphasis on other fixed-income sectors, including investment-grade corporate bonds, commercial mortgage-backed securities and asset-backed securities.

For the 12-month period ended October 31, 2007, Class A, Class B, Class C and Class I shares of Dreyfus Premier Limited Term Income Fund achieved total returns of 3.31%, 2.80%, 2.78% and 3.56%, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 5.38% for the same period.[2]

The Fund's Investment Approach

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Generally speaking, bonds with longer maturities tend to offer higher yields but also can be expected to fluctuate more in price than their short-term counterparts. Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

Sub-Prime Contagion Undermined "Spread Sector" Results

The fund and market fared relatively well over much of the reporting
period in an environment of moderate economic growth, low inflation and stable short-term interest rates. However, investor sentiment
deteriorated rapidly in June 2007, when credit concerns spread from
sub-prime mortgages to other areas of the bond market. Sharp
declines in many of the more credit-sensitive market sectors were
exacerbated by selling pressure from highly leveraged hedge fund and
credit-rating downgrades for sub-prime mortgage bonds. Conditions
worsened further when sub-prime losses surfaced at European banks,
and turmoil spread to global markets.

Widening yield differences between Treasury bills and the London
Interbank Offered Rate (LIBOR) provided clear evidence of market
stress as banks became less willing to lend to each other. The credit
crunch peaked in August with the "freezing" of the asset-backed commercial paper market. The European Central Bank and the Federal
Reserve Board (the "Fed") intervened in August to promote greater
market liquidity, but heightened credit concerns caused a massive flight
to relatively safe havens, such as U.S. Treasury securities, causing yields
of two-year Treasury notes to fall sharply.

At its September meeting, the Fed took action again, cutting two key
short-term interest rates by 50 basis points. The Fed followed up in
October with another reduction of 25 basis points. While these moves
helped restore a degree of investor confidence and some market
sectors rebounded, risk premiums remained elevated at the end of the
reporting period.

Corporate Bonds, Asset-Backed Securities and Commercial Mortgages Detracted from Relative Performance

The fund's relatively light holdings of U.S. Treasuries and overweight
position in shorter-duration corporate bonds, asset-backed securities
and commercial mortgages proved to be a drag on its relative perfor-

mance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on bonds from financial services companies that tend to be less vulnerable to risks associated with leveraged buyouts. However, our focus on banks and brokerage firms detracted from performance during the credit crisis. Finally, while the fund's holdings of asset-backed securities were composed primarily of AAA-rated bonds, the market turbulence still hurt their prices, and their underperformance had a negative impact on the fund's returns.

On a more positive note, the fund's underweighted exposure to mortgage-backed securities helped shield it from the brunt of the sector's weakness, and a "bulleted" yield curve strategy helped the fund benefit from widening yield differences along the market's maturity range.

Finding New Opportunities in a Changing Market

While the Fed's prompt intervention helped stabilize fixed-income markets, uncertainty has persisted as to the outlook for consumer spending and economic growth. Recent price dislocations have created opportunities to purchase higher-yielding fixed-income securities at more attractive valuations. Given the Fed's propensity to be accommodative, we have continued to position the fund for a steeper yield curve. In our view, these are prudent strategies in today's uncertain market environment.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Effective June 1, 2007, Class R shares of the fund were renamed Class I shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Limited Term Income Fund Class A shares, Class B shares, Class C shares and Class I shares and the Lehman Brothers U.S. Aggregate Index

† Source: Lipper Inc.
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class I shares of Dreyfus Premier Limited Term Income Fund on 10/31/97 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all share classes. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities, and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	1 Year	5 Years	10 Years
Class A shares			
with maximum sales charge (3.0%)	**0.22%**	**2.73%**	**4.50%**
without sales charge	**3.31%**	**3.35%**	**4.82%**
Class B shares			
with applicable redemption charge †	**(0.17)%**	**2.65%**	**4.49%**
without redemption	**2.80%**	**2.82%**	**4.49%**
Class C shares			
with applicable redemption charge ††	**2.04%**	**2.83%**	**4.29%**
without redemption	**2.78%**	**2.83%**	**4.29%**
Class I shares	**3.56%**	**3.61%**	**5.08%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 3%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is .75% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.31	$ 6.83	$ 6.83	$ 3.04
Ending value (after expenses)	$1,009.70	$1,006.30	$1,007.10	$1,011.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.33	$ 6.87	$ 6.87	$ 3.06
Ending value (after expenses)	$1,020.92	$1,018.40	$1,018.40	$1022.18

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class I, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Bonds and Notes–134.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural–.6%				
Philip Morris, Debs.	7.75	1/15/27	175,000 a	**217,669**
Asset-Backed Ctfs./ Auto Receivables–3.7%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. A2	5.34	8/9/10	75,000	75,116
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	35,000	34,891
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	35,000	34,780
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	150,000	150,236
Daimler Chrysler Auto Trust, Ser. 2004-A, Cl. CTFS	2.85	8/8/10	100,000	99,946
Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C	4.19	7/15/09	100,000	99,902
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	224,581
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	40,000	39,906
Hyundai Auto Receivables Trust, Ser. 2004-A, Cl. B	3.46	8/15/11	40,123	39,781
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,043
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	35,023
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. C	5.45	10/22/12	155,000	155,572
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	122,104
WFS Financial Owner Trust, Ser. 2004-4, Cl. C	3.21	5/17/12	56,338	55,560
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	33,866	33,561
Whole Auto Loan Trust, Ser. 2003-1, Cl. A4	2.58	3/15/10	29,672	29,469
				1,285,471

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Credit Cards—2.5%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	5.48	1/15/13	245,000 b,c	240,135
Bank of America Credit Card Trust, Ser. 2007-B1, Cl. B1	5.17	6/15/12	340,000 c	333,413
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	5.34	1/9/12	300,000 c	293,717
				867,265
Asset-Backed Ctfs./ Home Equity Loans—5.6%				
ACE Securities, Ser. 2006-ASL1, Cl. A	5.01	2/25/36	27,312 c	26,280
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	55,000 c	53,680
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	4.91	5/25/36	24,512 c	24,385
Centex Home Equity, Ser. 2006-A, Cl. AV1	4.92	6/25/36	5,923 c	5,908
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	240,797 c	239,278
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	48,796 c	48,498
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	115,000 c	111,866
Countrywide Asset-Backed Certificates, Ser. 2006-SPS2, Cl. A	5.03	5/25/26	84,718 c	64,238
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	85,000	57,231
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A1A	5.94	2/25/37	118,823 c	119,468
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	26,160 c	26,044
CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5	4.90	5/25/35	290,000 c	277,115

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				

First Franklin Mortgage Loan
  Asset-Backed Certificates,
  Ser. 2004-FF6, Cl. M2
	6.12	7/25/34	200,000 c	178,787

First NLC Trust, Ser. 2005-3, Cl. AV2	5.10	12/25/35	49,429 c	49,333
GSAMP Trust, Ser. 2006-S4, Cl. A1	4.96	5/25/36	36,602 c	34,923
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. AF1B	5.94	11/25/36	165,636 c	164,691
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	4.91	4/25/36	21,315 c	21,214
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	26,591 c	26,481

Residential Asset Mortgage
  Products, Ser. 2003-RS9,
  Cl. MI1
	5.80	10/25/33	63,293 c	61,400

Residential Asset Securities, Ser. 2002-KS4, Cl. AIIB	5.37	7/25/32	86,250 c	84,604
Soundview Home Equity Loan Trust, Ser. 2005-A, Cl. M5	5.67	4/25/35	66,869 c	51,772

Sovereign Commercial Mortgage
  Securities Trust,
  Ser. 2007-C1, Cl. D
	5.77	7/22/30	70,000 b,c	59,418

Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. B	5.77	7/22/30	100,000 b,c	96,703

Specialty Underwriting &
  Residential Finance,
  Ser. 2006-BC2, Cl. A2A
	4.93	2/25/37	38,452 c	38,236

Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	4.90	5/25/36	14,276 c	14,244
				1,935,797
Asset-Backed Ctfs./ **Manufactured Housing—.6%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	94,105	97,719
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	120,000	120,709
				218,428

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Automobile Manufacturers−.5%					
Daimler Finance North America, Notes	4.88	6/15/10	65,000		64,690
Daimler Finance North America, Gtd. Notes	6.05	3/13/09	95,000	c	94,928
					159,618
Banks−8.8%					
Bank of America, Sub. Notes	5.75	8/15/16	185,000		185,435
Bank of Scotland, Bonds	7.00	11/29/49	60,000	b,c	60,074
Capital One Financial, Sr. Unsub. Notes	6.00	9/10/09	100,000	c	98,524
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	100,000	b,c	92,293
Greater Bay Bancorp, Sr. Notes, Ser. B	5.25	3/31/08	100,000		100,103
ICICI Bank, Bonds	5.79	1/12/10	100,000	b,c	98,878
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	120,000	b,c	118,276
Islandsbanki, Notes	5.40	10/15/08	50,000	b,c	49,974
M & I Marshall & Ilsley Bank, Notes	5.30	9/8/11	90,000		90,966
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	80,000		80,560
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	110,000		114,564
Northern Rock, Sub. Notes	6.59	6/29/49	100,000	b,c	80,133
Northern Trust, Sr. Unscd. Notes	5.30	8/29/11	65,000		65,622
PNC Funding, Sr. Notes	5.10	1/31/12	85,000	c	83,943
Resona Bank, Notes	5.85	9/29/49	125,000	b,c	115,991

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	300,000 b,c	303,747
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	110,000 b,c	102,624
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	145,000 c	142,047
Sovereign Bancorp, Sr. Notes	5.90	3/1/09	35,000 c	34,869
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	35,000 c	34,393
Wachovia Bank, Sub. Notes	5.60	3/15/16	134,000	130,805
Wachovia, Sub. Notes	6.38	1/15/09	105,000	106,609
Washington Mutual Bank, Notes	5.45	11/6/09	250,000 c	245,869
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	250,000	265,677
Western Financial Bank, Sub. Debs.	9.63	5/15/12	155,000	166,043
Zions Bancorporation, Sub. Notes	6.00	9/15/15	100,000	100,964
				3,068,983
Building & Construction−.2%				
Masco, Sr. Unscd. Notes	6.00	3/12/10	45,000 c	44,230
Owens Corning, Gtd. Notes	6.50	12/1/16	20,000 c	19,499
				63,729
Chemicals−.8%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	170,000	169,350
Lubrizol, Sr. Notes	4.63	10/1/09	50,000	49,620
Praxair, Unscd. Notes	5.38	11/1/16	45,000	44,715

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals (continued)				
Rohm & Haas, Unsub. Notes	5.60	3/15/13	25,000	25,036
				288,721
Commercial & Professional Services–.4%				
ERAC USA Finance, Notes	5.23	4/30/09	25,000 b,c	24,879
ERAC USA Finance, Gtd. Notes	7.35	6/15/08	110,000 b	111,184
				136,063
Commercial Mortgage Pass-Through Ctfs.–10.0%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	65,000	64,692
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.23	4/25/34	39,329 b,c	39,228
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	5.51	4/25/36	103,619 b,c	88,291
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	85,000	84,041
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	110,000	107,799
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	35,000	34,946
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2007-CD4, Cl. A2B	5.21	12/11/49	170,000	168,877
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.28	5/15/23	89,129 b,c	88,867
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 b	184,367
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	50,000 b	49,129
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	125,000 b	124,928

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 [b]	63,988
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 [b]	86,826
CS First Boston Mortgage Securities, Ser. 2001-CF2, Cl. G	6.93	2/15/34	130,000 [b]	131,012
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	114,294	115,002
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, Ser. 1998-C2, Cl. A2	6.56	11/18/35	194,911	195,105
Global Signal Trust, Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 [b]	44,220
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	125,000 [b]	121,855
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 [b]	43,660
GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2	6.42	5/15/35	37,601	37,784
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.56	3/6/20	55,000 [b,c]	54,167
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. H	5.77	3/6/20	25,000 [b,c]	24,564
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. J	5.97	3/6/20	90,000 [b,c]	88,109
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	170,000	167,949
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	110,000	107,012
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	60,000 [c]	61,148

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage **Pass-Through Ctfs. (continued)**				
LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	153,683
Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1	3.89	5/28/40	31,811 b	31,658
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	330,000	334,340
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000	44,872
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	98,460
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	275,000	277,407
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	65,000	67,447
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	42,234	42,360
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 b	34,052
				3,461,845
Diversified Financial Services—11.7%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	44,000 c	45,038
Bear Stearns, Notes	5.58	2/23/10	250,000 c	244,628
Boeing Capital, Sr. Notes	7.38	9/27/10	175,000	187,442
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	85,000 b	76,383
Citigroup, Sr. Notes	5.30	10/17/12	575,000	577,316
Countrywide Financial, Gtd. Notes	5.80	6/7/12	75,000	64,639
Countrywide Home Loans, Gtd. Notes, Ser. L	3.25	5/21/08	39,000	37,072
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	145,000 c	135,316

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Erac USA Finance, Gtd. Notes	7.00	10/15/37	50,000 [b]	49,355
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	205,000 [b,c]	210,941
GenWorth Global Funding, Scd. Notes	5.20	10/8/10	65,000	65,344
Glencore Funding, Gtd. Notes	6.00	4/15/14	90,000 [b]	90,465
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	95,000 [c]	88,685
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	18,000	18,126
International Lease Finance, Notes	4.75	1/13/12	145,000	141,709
International Lease Finance, Sr. Notes	5.00	4/15/10	190,000	190,002
Janus Capital Group, Notes	6.70	6/15/17	200,000	207,124
Jefferies Group, Debs.	5.88	6/8/14	100,000	98,705
John Deere Capital, Notes	5.66	9/1/09	77,000 [c]	77,153
Kaupthing Bank, Sr. Notes	5.94	1/15/10	110,000 [b,c]	109,671
Kaupthing Bank, Sub. Notes	7.13	5/19/16	120,000 [b]	119,097
Lehman Brothers Holdings, Sub. Notes	6.50	7/19/17	75,000	75,669
Lehman Brothers Holdings, Sub. Notes	6.88	7/17/37	95,000	94,426
Merrill Lynch & Co., Sub. Notes	6.22	9/15/26	110,000	105,260
Merrill Lynch & Co., Sr. Unscd. Notes	6.40	8/28/17	235,000	237,474
Morgan Stanley, Notes	5.55	4/27/17	165,000	160,861

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)					
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	150,000		152,890
Pemex Finance, Notes	9.03	2/15/11	77,000		81,736
Pemex Finance, Bonds	9.69	8/15/09	40,000		41,732
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	100,000	b,c	102,066
Tokai Preferred Capital, Bonds	9.98	12/29/49	180,000	a,b,c	185,723
					4,072,048
Diversified Metals & Mining−.2%					
Wellpoint, Sr. Unsub. Notes	6.38	6/15/37	75,000		**76,506**
Electric Utilities−2.3%					
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	85,000		83,218
Commonwealth Edison, First Mortgage Bonds	6.15	9/15/17	60,000		61,356
Consolidated Edison, Debs., Ser. 07‑A	6.30	8/15/37	85,000		87,752
Duke Energy, Sr. Notes	5.63	11/30/12	50,000		51,008
Florida Power Corp, First Mortgage Bond	6.35	9/15/37	20,000		21,072
National Grid, Sr. Unscd. Notes	6.30	8/1/16	72,000		74,214
NiSource Finance, Gtd. Notes	6.06	11/23/09	45,000	c	44,847
NiSource Finance, Gtd. Notes	7.88	11/15/10	110,000		117,804
Ohio Power, Unscd. Notes	5.42	4/5/10	45,000	c	44,611
Ohio Power, Sr. Unscd. Notes, Ser. G	6.60	2/15/33	20,000		20,795
Peco Energy, First Mortgage Bonds	3.50	5/1/08	135,000		134,032

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Southern California Edison, First Mortgage Bonds, Ser. 06-E	5.55	1/15/37	70,000	66,202
				806,911
Environmental Control—.4%				
Oakmont Asset Trust, Notes	4.51	12/22/08	155,000 [b]	**154,111**
Food & Beverages—1.3%				
Coors Brewing, Gtd. Notes	6.38	5/15/12	10,000	10,507
H.J. Heinz, Notes	6.43	12/1/20	150,000 [b]	152,654
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	15,000	15,459
Kroger, Gtd. Notes	6.40	8/15/17	55,000	57,326
Safeway, Sr. Unscd. Notes	4.95	8/16/10	135,000	134,490
Tyson Foods, Sr. Unscd. Notes	6.85	4/1/16	60,000 [c]	62,705
				433,141
Foreign/Governmental—.6%				
Republic of South Africa, Notes	5.88	5/30/22	100,000	100,790
Russian Federation, Unsub. Bonds	8.25	3/31/10	91,671 [b]	95,567
				196,357
Health Care—1.1%				
Schering-Plough, Sr. Unscd. Bonds	5.55	12/1/13	125,000 [c]	125,672
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	115,000	113,575
UnitedHealth Group, Sr. Unscd. Notes	5.25	3/15/11	150,000	150,729
				389,976
Lodging & Entertainment—.4%				
Carnival, Gtd. Notes	3.75	11/15/07	140,000	**139,953**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery-Construction & Material−.1%				
Atlas Copco, Bonds	5.60	5/22/17	45,000 [b]	**45,018**
Media−1.6%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	95,000	97,145
Comcast, Gtd. Notes	5.54	7/14/09	160,000 [c]	159,423
Comcast, Gtd. Notes	6.50	11/15/35	120,000	122,134
News America, Gtd. Debs.	7.63	11/30/28	90,000	100,135
Time Warner, Gtd. Debs.	6.50	11/15/36	70,000	69,340
				548,177
Oil & Gas−1.6%				
BJ Services, Sr. Unscd. Notes	5.75	6/1/08	255,000 [c]	255,275
Buckeye Partners, Sr. Unscd. Notes	5.30	10/15/14	145,000	140,732
El Paso Natural Gas, Sr. Unscd. Notes	5.95	4/15/17	20,000 [b]	19,691
Hess, Unscd. Notes	6.65	8/15/11	115,000	120,690
				536,388
Paper & Forest Products−.4%				
Temple-Inland, Gtd. Notes	6.88	1/15/18	120,000	**121,591**
Property & Casualty Insurance−2.0%				
Ace INA Holdings, Gtd. Notes	5.70	2/15/17	85,000	84,794
Aegon Funding, Gtd. Notes	5.75	12/15/20	70,000	70,291
American International Group, Sr. Notes	5.05	10/1/15	120,000	116,523
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	170,000	170,639

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Lincoln National, Sr. Unscd. Notes	5.78	3/12/10	75,000 c	74,408
MetLife, Sr. Notes	6.38	6/15/34	30,000	30,466
Principal Financial Group, Gtd. Notes	6.05	10/15/36	60,000	58,912
Willis North America, Gtd. Notes	6.20	3/28/17	85,000	85,928
				691,961
Real Estate Investment Trusts—6.1%				
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	175,000 a	181,774
Arden Realty, Sr. Unscd. Notes	5.20	9/1/11	140,000	141,748
Arden Realty, Notes	5.25	3/1/15	25,000	24,871
Boston Properties, Sr. Notes	6.25	1/15/13	140,000	142,451
Commercial Net Lease Realty, Sr. Unscd. Notes	6.15	12/15/15	100,000	97,185
Duke Realty, Sr. Notes	5.25	1/15/10	300,000	299,618
ERP Operating, Notes	5.13	3/15/16	75,000	70,430
ERP Operating, Unscd. Notes	5.75	6/15/17	90,000	87,294
Federal Realty Investment Trust, Notes	6.00	7/15/12	65,000	66,026
Federal Realty Investment Trust, Notes	6.20	1/15/17	90,000	90,156
First Industrial, Sr. Notes	5.95	5/15/17	35,000	33,665
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	200,000	186,085
HRPT Properties Trust, Sr. Unscd. Notes	6.29	3/16/11	50,000 c	49,549

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Istar Financial, Sr. Unscd. Notes	6.07	3/9/10	185,000 c	174,887
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	35,000	33,003
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	100,000	99,569
Mack-Cali Realty, Sr. Unscd. Notes	5.13	1/15/15	70,000	66,548
Mack-Cali Realty, Notes	5.25	1/15/12	35,000	34,607
Regency Centers, Gtd. Notes	5.25	8/1/15	105,000	99,811
Regency Centers, Gtd. Notes	5.88	6/15/17	25,000	24,374
Simon Property Group, Unsub. Notes	5.25	12/1/16	65,000	61,602
Simon Property Group, Unscd. Notes	5.75	5/1/12	60,000	60,459
				2,125,712
Residential Mortgage Pass-Through Ctfs.−2.9%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	38,392 b,c	38,149
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	57,281 c	57,315
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.22	5/25/36	64,813 c	63,841
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1	6.05	6/25/36	40,915 c	39,271
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.05	6/25/36	99,793 c	78,961
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	190,000 c	176,383
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	105,000 c	101,708

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Washington Mutual, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	150,000 c	147,726
Washington Mutual, Ser. 2003-AR10, Cl. A6	4.06	10/25/33	125,000 c	124,001
Washington Mutual, Ser. 2004-AR9, Cl. A7	4.14	8/25/34	195,000 c	192,393
				1,019,748
Retail—.8%				
CVS Caremark, Sr. Unscd. Notes	5.75	6/1/17	60,000	59,800
CVS Caremark, Sr. Unscd. Notes	5.92	6/1/10	60,000 c	59,580
Delhaize Group, Sr. Unsub Notes	6.50	6/15/17	35,000	35,891
Federated Retail Holdings, Gtd. Bonds	5.35	3/15/12	20,000	19,517
Federated Retail Holdings, Gtd. Notes	5.90	12/1/16	40,000	38,253
Federated Retail Holdings, Gtd. Notes	6.38	3/15/37	35,000	31,863
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	20,000	20,306
				265,210
State/Territory Gen Oblg—2.3%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	56,027
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	275,000	273,034
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	75,000 c	72,389
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	265,000	253,963

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	140,000	138,531
				793,944
Telecommunications−3.0%				
AT & T Wireless, Sr. Unsub. Notes	7.88	3/1/11	170,000	184,302
Deutsche Telekom International Finance, Gtd. Notes	5.39	3/23/09	235,000 c	234,948
France Telecom, Unsub. Notes	7.75	3/1/11	90,000 c	97,232
France Telecom, Notes	8.50	3/1/31	85,000 c	111,705
KPN, Sr. Unsub. Bonds	8.38	10/1/30	30,000	35,907
Sprint Capital, Gtd. Notes	6.88	11/15/28	80,000	76,843
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	185,000	189,803
Time Warner Cable, Sr. Unscd. Notes	6.55	5/1/37	115,000 b	116,310
				1,047,050
Transportation−.2%				
Union Pacific, Sr. Unscd. Notes	6.65	1/15/11	60,000	**62,425**
U.S. Government Agencies/ Mortgage-Backed−44.5%				
Federal Home Loan Mortgage Corp.:				
5.50%			3,735,000 d	3,688,371
4.00%, 10/1/09			60,250	59,463
4.50%, 10/1/09			93,331	92,505
5.00%, 6/1/33			289,486	278,657
5.13%, 8/23/10			1,410,000	1,437,705
5.40%, 3/2/12			91,000	91,619
6.00%, 6/1/12−2/1/14			23,926	24,353
6.50%, 3/1/11−9/1/29			37,043	38,108
7.00%, 3/1/12			12,838	13,242
7.50%, 12/1/25−1/1/31			39,877	42,202

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
8.00%, 10/1/19−10/1/30	19,698	20,700
8.50%, 7/1/30	1,432	1,536
9.00%, 8/1/30	2,988	3,242
Federal National Mortgage Association:		
5.00%	980,000 d	940,026
6.00%	3,815,000 d	3,848,393
4.00%, 5/1/10	156,273	152,758
4.50%, 6/1/10	73,233	72,393
5.00%, 7/1/11−10/1/11	153,222	153,015
5.50%, 1/1/34	452,687	447,431
6.00%, 9/1/13−2/1/17	136,258	138,899
7.00%, 7/1/15−6/1/29	29,579	30,952
7.50%, 3/1/12−3/1/31	34,024	35,545
8.00%, 5/1/13−3/1/31	18,734	19,709
Grantor Trust,		
Ser. 2001-T11, Cl. B, 5.50%, 9/25/11	210,000	214,343
Government National Mortgage Association I:		
6.00%, 1/15/29	46,368	47,115
6.50%, 9/15/08−6/15/29	58,209	60,126
7.00%, 8/15/25−9/15/31	52,307	55,145
7.50%, 12/15/26−1/15/31	12,367	13,085
8.00%, 1/15/30−10/15/30	18,796	20,015
8.50%, 4/15/25	6,869	7,448
9.00%, 10/15/27	11,161	12,131
9.50%, 2/15/25	7,019	7,711
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	233,646	226,868
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	213,534	207,367
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	135,574	132,190
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	214,830	209,714
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	6,801	6,782
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	335,352	327,213
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	258,068	252,141
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	127,640	125,565
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	82,323	81,300
Ser. 2006-67, Cl. A, 3.95%, 10/6/11	343,899	336,748
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	94,510	93,117
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	107,600	106,060
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	80,540	79,338
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	115,833	114,325

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Government National		
Mortgage Association I (continued):		
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	99,489	97,655
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	196,187	192,721
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	215,808	213,132
Ser. 2006-9, Cl. A, 4.20%, 8/16/26	276,848	272,665
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	95,541	94,135
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	20,394	20,204
Ser. 2006-51, Cl. A, 4.25%, 10/16/30	142,622	140,261
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	58,199	57,596
		15,455,040
U.S. Government Securities–17.5%		
U.S. Treasury Bonds		
5.00%, 5/15/37	465,000	483,637
U.S. Treasury Notes:		
3.63%, 10/31/09	1,030,000 e	1,024,448
4.25%, 9/30/12	2,795,000 a	2,807,667
4.50%, 2/28/11	44,000	44,705
4.75%, 8/15/17	1,661,000 e	1,698,113
		6,058,570
Total Bonds and Notes		
(cost $47,158,079)		**46,743,426**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options–.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	1,900,000	2,097
U.S. Treasury 5-Year Notes		
December 2007 @ 108.5	1,500,000	1,406
		3,503
Put Options–.0%		
U.S. Treasury 5-Year Notes		
December 2007 @ 107	1,600,000	**4,250**
Total Options		
(cost $10,191)		**7,753**

Short-Term Investments−.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
3.87%, 12/6/07 (cost $64,756)	65,000 f	**64,754**

Other Investment−.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $144,000)	144,000 g	**144,000**

Investment of Cash Collateral for Securities Loaned−7.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,619,925)	2,619,925 g	**2,619,925**

Total Investments (cost $49,996,951)	**142.9%**	**49,579,858**
Liabilities, Less Cash and Receivables	**(42.9%)**	**(14,878,953)**
Net Assets	**100.0%**	**34,700,905**

a   All or a portion of these securities are on loan. At October 31, 2007, the total market value of the fund's securities on loan is $2,533,957 and the total market value of the collateral held by the fund is $2,619,925.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $4,418,431 or 12.7% of net assets.

c   Variable rate security—interest rate subject to periodic change.

d   Purchased on a forward commitment basis.

e   Purchased on a delayed delivery basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	62.0	State/Government General Obligations	2.3
Corporate Bonds	44.5	Foreign/Governmental	.6
Asset/Mortgage-Backed	25.3	Options	.0
Short-Term/Money Market Investments	8.2		**142.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2007 ($)
Financial Futures Short				
U.S. Treasury 2 year Notes	19	(3,935,078)	December 2007	(11,993)
U.S. Treasury 10 year Notes	18	(1,980,281)	December 2007	(8,902)
U.S. Treasury 30 year Bonds	5	(562,969)	December 2007	(2,665)
Financial Futures Long				
U.S. Treasury 5 year Notes	18	1,932,188	December 2007	9,035
				(14,525)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2007

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5-Year Notes November 2007 @ 105.5 (Premium received $1,842)	1,500,000	**(469)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,533,957)–Note 1(c):		
Unaffiliated issuers	47,233,026	46,815,933
Affiliated issuers	2,763,925	2,763,925
Receivable for open mortgage-backed dollar rolls–Note 4		4,965,681
Dividends and interest receivable		383,537
Receivable for investment securities sold		62,055
Unrealized appreciation on swap contracts–Note 4		20,152
Receivable for futures variation margin–Note 4		16,428
Receivable for shares of Capital Stock subscribed		6,281
Receivable from broker for swap transactions–Note 4		5,273
		55,039,265
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		26,751
Cash overdraft due to Custodian		31,396
Payable for investment securities purchased		12,611,706
Payable for open mortgage-backed dollar rolls–Note 4		4,961,313
Liability for securities on loan–Note 1(c)		2,619,925
Payable for shares of Capital Stock redeemed		71,317
Unrealized depreciation on swap contracts–Note 4		14,903
Payable to broker from swap transactions–Note 4		580
Outstanding options written, at value (premiums received $1,842)–See Statement of Options Written		469
		20,338,360
Net Assets ($)		**34,700,905**
Composition of Net Assets ($):		
Paid-in capital		36,185,449
Accumulated undistributed investment income–net		74,115
Accumulated net realized gain (loss) on investments		(1,133,862)
Accumulated net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions [including ($14,525) net unrealized (depreciation) on financial futures]		(424,797)
Net Assets ($)		**34,700,905**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	14,843,497	3,784,731	6,118,710	9,953,967
Shares Outstanding	1,364,570	346,818	568,697	915,124
Net Asset Value Per Share ($)	**10.88**	**10.91**	**10.76**	**10.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Interest	1,780,759
Cash dividends;	
Affiliated issuers	17,497
Income from securities lending	1,085
Total Income	**1,799,341**
Expenses:	
Management fee–Note 3(a)	204,074
Distribution and service fees–Note 3(b)	115,529
Directors' fees and expenses–Note 3(a)	2,474
Loan commitment fees–Note 2	247
Interest expense–Note 2	104
Total Expenses	**322,428**
Less–Director fees reimbursed by the Manager–Note 3(a)	(2,474)
Net Expenses	**319,954**
Investment Income–Net	**1,479,387**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(53,615)
Net realized gain (loss) on options transactions	15,745
Net realized gain (loss) on financial futures	(50,020)
Net realized gain (loss) on swap transactions	6,271
Net realized gain (loss) on forward currency exchange contracts	(18,493)
Net Realized Gain (Loss)	**(100,112)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $6,944 net unrealized appreciation on financial futures)	(302,177)
Net Realized and Unrealized Gain (Loss) on Investments	**(402,289)**
Net Increase in Net Assets Resulting from Operations	**1,077,098**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007a	2006
Operations ($):		
Investment income–net	1,479,387	1,696,784
Net realized gain (loss) on investments	(100,112)	(746,242)
Net unrealized appreciation (depreciation) on investments	(302,177)	792,765
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,077,098**	**1,743,307**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(589,743)	(680,928)
Class B shares	(205,174)	(335,096)
Class C shares	(241,513)	(252,957)
Class I shares	(476,557)	(475,213)
Net realized gain on investments:		
Class A shares	–	(207,472)
Class B shares	–	(136,745)
Class C shares	–	(96,730)
Class I shares	–	(148,257)
Total Dividends	**(1,512,987)**	**(2,333,398)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,047,667	3,888,239
Class B shares	318,567	1,017,946
Class C shares	2,846,047	1,969,351
Class I shares	1,707,229	642,285
Dividends reinvested:		
Class A shares	416,784	488,232
Class B shares	145,674	323,839
Class C shares	175,122	238,216
Class I shares	345,486	375,567
Cost of shares redeemed:		
Class A shares	(9,786,537)	(6,143,104)
Class B shares	(3,594,594)	(6,060,353)
Class C shares	(2,790,271)	(4,134,623)
Class I shares	(1,731,258)	(2,900,782)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,900,084)**	**(10,295,187)**
Total Increase (Decrease) in Net Assets	**(3,335,973)**	**(10,885,278)**
Net Assets ($):		
Beginning of Period	38,036,878	48,922,156
End of Period	**34,700,905**	**38,036,878**
Undistributed investment income–net	74,115	47,515

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	824,235	356,201
Shares issued for dividends reinvested	38,100	44,631
Shares redeemed	(888,657)	(561,439)
Net Increase (Decrease) in Shares Outstanding	**(26,322)**	**(160,607)**
Class B[b]		
Shares sold	28,989	92,560
Shares issued for dividends reinvested	13,260	29,457
Shares redeemed	(326,610)	(552,149)
Net Increase (Decrease) in Shares Outstanding	**(284,361)**	**(430,132)**
Class C		
Shares sold	262,513	183,427
Shares issued for dividends reinvested	16,197	21,990
Shares redeemed	(258,444)	(382,795)
Net Increase (Decrease) in Shares Outstanding	**20,266**	**(177,378)**
Class I		
Shares sold	155,433	58,448
Shares issued for dividends reinvested	31,597	34,341
Shares redeemed	(157,404)	(266,553)
Net Increase (Decrease) in Shares Outstanding	**29,626**	**(173,764)**

[a] *Effective June 1, 2007, the fund redesignated Class R to Class I.*

[b] *During the period ended October 31, 2007, 155,114 Class B shares representing $1,707,921 were automatically converted to 155,620 Class A shares and during the period ended October 31, 2006, 199,984 Class B shares representing $2,187,755 were automatically converted to 200,604 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	11.02	11.14	11.57	11.44	11.44
Investment Operations:					
Investment income—net [a]	.49	.45	.38	.38	.37
Net realized and unrealized gain (loss) on investments	(.13)	.03	(.28)	.16	.01
Total from Investment Operations	.36	.48	.10	.54	.38
Distributions:					
Dividends from investment income—net	(.50)	(.46)	(.40)	(.40)	(.38)
Dividends from net realized gain on investments	–	(.14)	(.13)	(.01)	–
Total Distributions	(.50)	(.60)	(.53)	(.41)	(.38)
Net asset value, end of period	10.88	11.02	11.14	11.57	11.44
Total Return (%) [b]	3.31	4.52	.88	4.76	3.34
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.86	.85	.85	.85	.85
Ratio of net expenses to average net assets	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.44	4.13	3.34	3.33	3.13
Portfolio Turnover Rate	436.92[c]	458.50[c]	388.58[c]	202.27[c]	173.68
Net Assets, end of period ($ x 1,000)	14,843	15,327	17,278	19,293	20,176

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 344.58%, 239.66%, 188.33% and 144.28%, respectively.*
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	11.05	11.17	11.61	11.47	11.48
Investment Operations:					
Investment income—net[a]	.42	.39	.32	.32	.30
Net realized and unrealized gain (loss) on investments	(.12)	.04	(.29)	.17	.01
Total from Investment Operations	.30	.43	.03	.49	.31
Distributions:					
Dividends from investment income—net	(.44)	(.41)	(.34)	(.34)	(.32)
Dividends from net realized gain on investments	−	(.14)	(.13)	(.01)	−
Total Distributions	(.44)	(.55)	(.47)	(.35)	(.32)
Net asset value, end of period	10.91	11.05	11.17	11.61	11.47
Total Return (%)[b]	2.80	4.00	.29	4.32	2.74
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.91	3.62	2.84	2.83	2.64
Portfolio Turnover Rate	436.92[c]	458.50[c]	388.58[c]	202.27[c]	173.68
Net Assets, end of period ($ x 1,000)	3,785	6,977	11,855	17,225	24,877

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 344.58%, 239.66%, 188.33% and 144.28%, respectively.*

See notes to financial statements.

		Year Ended October 31,			
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.90	11.01	11.44	11.31	11.32
Investment Operations:					
Investment income—net[a]	.43	.39	.32	.32	.30
Net realized and unrealized gain (loss) on investments	(.13)	.05	(.28)	.15	.01
Total from Investment Operations	.30	.44	.04	.47	.31
Distributions:					
Dividends from investment income—net	(.44)	(.41)	(.34)	(.33)	(.32)
Dividends from net realized gain on investments	–	(.14)	(.13)	(.01)	–
Total Distributions	(.44)	(.55)	(.47)	(.34)	(.32)
Net asset value, end of period	10.76	10.90	11.01	11.44	11.31
Total Return (%)[b]	2.78	4.10	.34	4.25	2.73
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.36	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.96	3.63	2.83	2.83	2.64
Portfolio Turnover Rate	436.92[c]	458.50[c]	388.58[c]	202.27[c]	173.68
Net Assets, end of period ($ x 1,000)	6,119	5,977	7,994	9,838	11,104

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 344.58%, 239.66%, 188.33% and 144.28%, respectively.

See notes to financial statements.

	Year Ended October 31,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	11.02	11.13	11.57	11.44	11.44
Investment Operations:					
Investment income—net[b]	.52	.48	.41	.41	.39
Net realized and unrealized gain (loss) on investments	(.14)	.04	(.29)	.15	.02
Total from Investment Operations	.38	.52	.12	.56	.41
Distributions:					
Dividends from investment income—net	(.52)	(.49)	(.43)	(.42)	(.41)
Dividends from net realized gain on investments	–	(.14)	(.13)	(.01)	–
Total Distributions	(.52)	(.63)	(.56)	(.43)	(.41)
Net asset value, end of period	10.88	11.02	11.13	11.57	11.44
Total Return (%)	3.56	4.87	1.03	5.02	3.61
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.61	.60	.60	.60	.60
Ratio of net expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	4.69	4.37	3.57	3.57	3.37
Portfolio Turnover Rate	436.92[c]	458.50[c]	388.58[c]	202.27[c]	173.68
Net Assets, end of period ($ x 1,000)	9,954	9,756	11,794	13,203	14,711

[a] *Effective June 1, 2007, the fund redesignated Class R to Class I.*
[b] *Based on average shares outstanding at each month end.*
[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 344.58%, 239.66%, 188.33% and 144.28%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's average maturity normally will not exceed ten years. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class I (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts, are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors.

The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $584, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and

is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $74,115, accumulated capital losses $1,135,161 and unrealized depreciation $423,498.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $980,113 of the carryover expires in fiscal 2014 and $155,048 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $1,512,987 and $2,037,113 and long-term capital gains $0 and $296,285, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for pay-downs gains and losses on mortgage-backed securities, foreign currency transactions, consent fees and treatment of swap periodic payments, the fund increased accumulated undistributed investment income-net by $60,200 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $1,800, with a related weighted average annualized interest rate of 5.73%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended October 31, 2007, the Distributor retained $27 from commissions earned on sales of the fund's Class A shares and $9,177 and $3,529 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $32,507, $25,555 and $29,793, respectively, pursuant to their respective Plans. During the period ended October 31, 2007, Class B and Class C shares were charged $12,777 and $14,897, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $17,503, Rule 12b-1 distribution plan fees $7,137 and service plan fees $2,111.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended October 31, 2007, amounted to $206,140,537 and $212,873,042, respectively, of which $43,569,429 in purchases and $43,585,124 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated Costs ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding October 31, 2006	870,000	3,132		
Contracts written	15,100,000	34,105		
Contracts terminated:				
Contracts Closed	10,400,000	24,324	32,121	(7,797)
Contracts Expired	4,070,000	11,071		11,071
Total Contracts terminated	14,470,000	35,395	32,121	3,274
Contracts Outstanding October 31, 2007	**1,500,000**	**1,842**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At October 31, 2007, the fund did not have any open forward currency exchange contracts.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swaps entered into by the fund at October 31, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
190,000	AT&T, 5.1%, 9/15/2014	JP Morgan Chase	(.49)	3/20/2017	(846)
150,000	AT&T, 5.1%, 9/15/2014	JP Morgan Chase	(.44)	3/20/2017	(100)
165,000	Autozone, 5.875%, 10/15/2012	Goldman, Sachs & Co.	(.62)	6/20/2017	(473)
165,000	Dow Jones CDX.NA.IG.8 Index	Goldman, Sachs & Co.	.60	6/20/2017	(2,506)
350,000	Dow Jones CDX.NA.IG.9 Index	Deutsche Bank	.80	12/20/2017	(1,067)
320,000	Dow Jones CDX.NA.IG.9 Index	Goldman, Sachs & Co.	.35	12/20/2008	(623)
650,000	iTraxx Europe Series 5	Barclays	(.45)	12/20/2012	2,297
650,000	iTraxx Europe Series 5	Deutsche Bank	.40	6/20/2011	1,422
320,000	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	Lehman Brothers	(.35)	12/20/2014	(1,050)
165,000	MBIA, 6.625%, 10/1/2028	Deutsche Bank	2.48	12/20/2008	(1,979)
Total					**(4,925)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at October 31, 2007:

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
228,000,000	JPY-6 MONTH YENIBOR	JP Morgan Chase	1.22	2/6/2011	9,025
2,616,000	USD -3 MONTH LIBOR	Lehman Brothers	4.83	8/31/2009	7,408
638,000	USD -3 MONTH LIBOR	Lehman Brothers	(5.23)	8/31/2017	(6,259)
Total					**10,174**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2007, the cost of investments for federal income tax purposes was $50,009,933; accordingly, accumulated net unrealized depreciation on investments was $430,075, consisting of $197,676 gross unrealized appreciation and $627,751 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:**

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and options written of Dreyfus Premier Limited Term Income Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Limited Term Income Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 98.01% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

52

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
- Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
- Boston College, Trustee
- Blue Cross Blue Shield of Massachusetts, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-American, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Limited Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPIAX	Class B: DPIBX	Class C: DPICX
	Class I: PLTIX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0345AR1007

Dreyfus Premier Small Cap Value Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Small Cap Value Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. stock market. The third quarter of 2007 provided greater swings in stock prices than we've seen on a relative year-to-date basis, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the equity and fixed-income markets. A high degree of leverage within parts of the financial system has made recent price fluctuations more intense than they might be otherwise.

In our view, these developments signaled a shift to a new phase of the credit cycle. Although we expect somewhat slower financial conditions in the aftermath of the credit crisis, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, robust global economic growth may continue to support earnings for many U.S.-based companies. Such market events may indicate that it's a good time to review your portfolio with your financial advisor, who can help you evaluate your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Ronald P. Gala and Adam T. Logan, Portfolio Managers

Fund and Market Performance Overview

The environment for small-cap value stocks was challenging during the reporting period. A credit crisis in the sub-prime mortgage market caused investors to shun financial companies, which make up a substantial portion of the Russell 2000 Value Index benchmark. In an attempt to stabilize the credit markets, the Federal Reserve Board reduced short-term interest rates, which helped support a market rebound by the reporting period's end. Still, small-cap value stocks significantly underperformed other small-cap categories. However, the fund produced higher returns than its benchmark due to our focus on higher-quality companies at a time in which investors shunned more speculative, lower-quality shares.

For the 12-month period ended October 31, 2007, Dreyfus Premier Small Cap Value Fund produced total returns of 3.42% for Class A shares, 2.65% for Class B shares, 2.65% for Class C shares, 3.68% for Class I shares and 3.18% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index (the "Index"), produced a total return of 2.05% for the same period.[2]

As of June 1, 2007, Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund, which seeks capital appreciation, normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer-modeling techniques, fundamental analysis and risk management techniques to select undervalued stocks, which are normally characterized by relatively low price-to-earnings and low price-to-book ratios. Using our own and third-party fundamental research, we select what we believe to be the most attractive companies from this pool of undervalued stocks. The fund is constructed with an emphasis on diversification and risk management, so that its sector weightings and risk characteristics are generally in line with those of its benchmark.

Sub-Prime Mortgage Concerns Hurt Financial Markets

In the spring of 2007, delinquencies and defaults in the sub-prime mortgage market soared amid rising interest rates and declining property values. An unexpectedly high number of homeowners could not meet their mortgage commitments, causing lenders and financial institutions holding securities backed by sub-prime loans to write off substantial losses.

Credit concerns spread from the sub-prime mortgage sector to other areas of the financial markets in July and August as nervous investors reassessed their attitudes toward risk. Although many financial institutions steered clear of sub-prime mortgages, the entire banking industry was affected by deteriorating investor sentiment. Since the financial sector represents the largest industry component of the Russell 2000 Value index, small-cap value stocks lagged their growth counterparts for the reporting period.

Our Stock Selection Process Produced Favorable Results

Although weakness among financial stocks hurt the fund's absolute performance, it was able to achieve stronger returns than the Index by investing in financial companies that do business in fields unrelated to lending. For example, our investment in Universal American Financial Corp., a life and health insurance company, rose sharply during the reporting period. The company, which focuses on providing health insurance products to the Medicare market, is benefiting from the growing population of retirees. Another financial services company, National Financial Partners, produced strong results by focusing on financial planning and insurance brokerage. The company has been acquiring smaller financial planning practices that cater to high net worth individuals, a segment of the population that has grown dramatically. In addition, one of the fund's more successful investments was a real estate investment trust that focuses on the hotel industry. Highland Hospitality Corporation, which owns upscale full service and extended stay properties, was acquired by a private equity firm at a significant premium. This holding was sold by the fund during the reporting period.

In general, companies that posted strong earnings achieved higher stock prices during the reporting period. For example, profits at Parexel International, which provides clinical research and consulting to biotechnology and pharmaceutical companies benefited from greater demand for their services. Financial printer Deluxe Corp. continued to expand profit margins despite the growing presence of online banking. A higher stock price for packaging products manufacturer Greif reflected the company's robust earnings growth and successful integration of strategic acquisitions. Shares of Aftermarket Technology, an auto parts manufacturing and logistics company, nearly doubled during the reporting period, as profit margins continued to expand.

Although the fund was generally successful in its stock selections, it struggled in the energy and consumer cyclical areas, particularly retailing. Small-cap companies in these areas generally did not maintain positive earnings momentum, and nervous investors were quick to sell their shares.

Maintaining Our Focus on Quality

Despite bearish news in a number of industries, we have continued to find attractively valued companies within the small-cap value universe. We have maintained the fund's focus on "bottom-up" stock selection, constructing a broadly diversified portfolio of high-quality companies with improving profitability, sound balance sheets and strong market positions. We believe these characteristics are particularly important ingredients of investment success in today's more volatile economic environment.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until April 4, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Small Cap Value Fund Class A shares, Class B shares, Class C shares and Class I shares and the Russell 2000 Value Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class I shares of Dreyfus Premier Small Cap Value Fund on 4/1/98 (inception date) to a $10,000 investment made in the Russell 2000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class I shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is an unmanaged index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Index is an unmanaged index of small-cap stock market performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**4/1/98**	**(2.54)%**	**16.20%**	**8.16%**
without sales charge	**4/1/98**	**3.42%**	**17.58%**	**8.82%**
Class B shares				
with applicable redemption charge †	**4/1/98**	**(1.10)%**	**16.52%**	**8.33%**
without redemption	**4/1/98**	**2.65%**	**16.74%**	**8.33%**
Class C shares				
with applicable redemption charge ††	**4/1/98**	**1.71%**	**16.73%**	**8.03%**
without redemption	**4/1/98**	**2.65%**	**16.73%**	**8.03%**
Class I shares	**4/1/98**	**3.68%**	**17.90%**	**9.11%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**(1.45)%**	**16.23%**	**12.92%**
without sales charge	**3/1/00**	**3.18%**	**17.31%**	**13.61%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.78	$ 10.45	$ 10.44	$ 5.55	$ 8.00
Ending value (after expenses)	$949.10	$945.70	$945.30	$949.90	$947.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.02	$ 10.82	$ 10.82	$ 5.75	$ 8.29
Ending value (after expenses)	$1,018.25	$1,014.47	$1,014.47	$1,019.51	$1,016.99

† *Expenses are equal to the fund's annualized expense ratio of 1.38% for Class A, 2.13% for Class B, 2.13% for Class C, 1.13% for Class I and 1.63% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−99.6%	Shares	Value ($)
Banks−8.2%		
Boston Private Financial Holdings	101,100	2,907,636
Cascade Bancorp	131,400	2,528,136
Citizens Republic Bancorp	106,000	1,613,320
Corus Bankshares	107,200 [a]	1,181,344
CVB Financial	104,030	1,219,232
East West Bancorp	94,300	3,181,682
F.N.B.	150,800	2,506,296
First Commonwealth Financial	112,100	1,288,029
First Community Bancorp/CA	52,900	2,576,230
First State Bancorporation/NM	65,100	1,104,747
Frontier Financial	46,900	1,040,711
Hanmi Financial	112,600	1,240,852
National Penn Bancshares	131,300	2,213,718
Sterling Bancshares/TX	459,850	5,610,170
SVB Financial Group	79,200 [b]	4,101,768
UCBH Holdings	106,200	1,812,834
UMB Financial	67,900	2,851,800
Umpqua Holdings	49,800	843,114
Whitney Holding	120,700	3,097,162
Wilmington Trust	79,200	2,880,504
		45,799,285
Consumer Discretionary−10.2%		
AFC Enterprises	72,800 [b]	971,880
Aftermarket Technology	153,900 [b]	5,312,628
Barnes & Noble	45,000	1,738,800
Bon-Ton Stores	57,400	1,015,980
Building Materials Holding	122,500	962,850
Cato, Cl. A	112,600	2,261,008
Charlotte Russe Holding	120,100 [b]	1,740,249
Cooper Tire & Rubber	86,000	1,916,080
Cox Radio, Cl. A	143,400 [b]	1,732,272
FTD Group	90,200	1,267,310
G-III Apparel Group	67,000 [b]	1,090,090
Group 1 Automotive	55,700	1,729,485

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Jack in the Box	112,400 b	3,525,988
JAKKS Pacific	59,500 b	1,576,750
Live Nation	78,800 b	1,610,672
Marvel Entertainment	70,000 b	1,731,800
Monarch Casino & Resort	68,200 b	2,086,238
Morton's Restaurant Group	86,300 b	1,196,118
Movado Group	71,300	2,145,417
O'Charleys	105,100	1,684,753
Oxford Industries	37,000	958,670
Papa John's International	49,800 b	1,160,340
Rent-A-Center	108,900 b	1,742,400
Scholastic	63,800 b	2,525,204
SkyWest	122,700	3,348,483
Sonic Automotive, Cl. A	78,800	1,990,488
Sotheby's	52,400	2,838,508
Speedway Motorsports	41,300	1,499,190
Steven Madden	85,200	1,899,108
Wolverine World Wide	67,600	1,733,264
		56,992,023
Consumer Staples—4.8%		
Casey's General Stores	76,300	2,174,550
Elizabeth Arden	63,900 b	1,591,110
Flowers Foods	118,600	2,602,084
Longs Drug Stores	30,400	1,596,304
NU Skin Enterprises, Cl. A	111,500	1,925,605
Pantry	120,300 b	3,370,806
Performance Food Group	84,400 a,b	2,277,956
Pilgrim's Pride	173,500	5,152,950
Prestige Brands Holdings	166,200 b	1,738,452
Ralcorp Holdings	37,500 b	2,111,250
TreeHouse Foods	90,100 b	2,513,790
		27,054,857
Energy—3.9%		
Callon Petroleum	169,200 b	2,466,936
Cimarex Energy	86,800	3,516,268

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Global Industries	61,400 b	1,511,668
Oil States International	116,900 b	5,048,911
Parker Drilling	244,000 b	2,059,360
Swift Energy	120,100 b	5,696,343
Trico Marine Services	52,600 b	1,706,870
		22,006,356
Financial−21.6%		
American Equity Investment Life Holding	153,500	1,499,695
Argo Group International Holdings	65,981 b	2,811,450
Ashford Hospitality Trust	291,000	2,863,440
Aspen Insurance Holdings	120,700	3,302,352
Asta Funding	86,300	3,067,102
BankUnited Financial, Cl. A	168,900	1,457,607
BioMed Realty Trust	122,500	2,926,525
Calamos Asset Management, Cl. A	71,000	2,415,420
Cedar Shopping Centers	194,900	2,504,465
Delphi Financial Group, Cl. A	135,750	5,260,313
Entertainment Properties Trust	64,100	3,517,167
FelCor Lodging Trust	183,800	3,848,772
First Industrial Realty Trust	72,800	2,966,600
First Niagara Financial Group	226,300	2,987,160
FirstFed Financial	82,600 b	3,533,628
Greenhill & Co.	18,300	1,353,834
Highwoods Properties	101,900	3,664,324
Horace Mann Educators	108,900	2,253,141
Investment Technology Group	105,600 b	4,424,640
Knight Capital Group, Cl. A	179,900 b	2,412,459
Lexington Realty Trust	105,900	2,095,761
Medical Properties Trust	210,600	2,765,178
National Financial Partners	41,100	2,246,937
National Retail Properties	141,700	3,592,095
Navigators Group	48,000 b	2,894,400
Omega Healthcare Investors	122,700	2,052,771
Pennsylvania Real Estate Investment Trust	101,300	3,864,595
Philadelphia Consolidated Holding	60,100 b	2,452,080

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Phoenix Cos.	131,400	1,810,692
ProAssurance	93,800 b	5,172,132
Realty Income	90,000	2,658,600
Safety Insurance Group	109,400	3,934,024
SeaBright Insurance Holdings	150,100 b	2,503,668
Selective Insurance Group	206,500	5,020,015
Sterling Financial/WA	49,800	1,120,500
Sunstone Hotel Investors	195,300	5,431,293
Susquehanna Bancshares	154,700	3,120,299
Universal American Financial	154,700 b	3,753,022
Zenith National Insurance	112,600	4,524,268
		120,082,424
Health Care—5.7%		
Alpharma, Cl. A	123,900	2,554,818
AMERIGROUP	56,600 b	1,981,000
Gentiva Health Services	138,900 b	2,636,322
Greatbatch	147,100 b	3,656,906
Haemonetics	52,600 b	2,703,114
HealthSpring	94,200 b	1,978,200
ICU Medical	75,400 b	3,023,540
Magellan Health Services	45,400 b	1,911,340
Noven Pharmaceuticals	68,900 b	1,065,194
PAREXEL International	29,100 b	1,338,600
Sciele Pharma	191,400 b	4,869,216
STERIS	119,700	3,476,088
ViroPharma	107,200 b	922,992
		32,117,330
Industrial—15.0%		
A.O. Smith	52,600	1,966,714
ABM Industries	103,900	2,443,728
American Reprographics	57,400 b	1,164,072
Apogee Enterprises	86,300	2,030,639
Applied Industrial Technologies	95,200	3,374,840
Atlas Air Worldwide Holdings	56,600 b	3,316,194
Briggs & Stratton	58,300	1,312,333

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
CBIZ	265,800 b	2,392,200
Comfort Systems USA	305,500	4,466,410
CRA International	52,800 b	2,733,984
Deluxe	94,300	3,804,062
Dollar Thrifty Automotive Group	79,100 b	2,728,950
EMCOR Group	187,700 b	6,462,511
Encore Wire	56,000	1,176,000
EnerSys	78,800 b	1,427,856
Ennis	207,500	4,241,300
EnPro Industries	150,100 b	6,155,601
Federal Signal	174,200	2,332,538
First Advantage, Cl. A	53,600 b	984,096
FreightCar America	37,500	1,620,000
Heidrick & Struggles International	52,600	2,273,372
Kelly Services, Cl. A	71,400	1,501,542
Mueller Industries	109,400	3,934,024
Old Dominion Freight Line	56,300 b	1,271,817
Pacer International	105,100	1,549,174
Regal-Beloit	72,200	3,540,688
Robbins & Myers	33,900	2,450,970
Saia	97,600 b	1,375,184
Spherion	229,000 b	1,996,880
Triumph Group	34,000	2,707,080
United Stationers	56,700 b	3,283,497
Watson Wyatt Worldwide, Cl. A	44,200	2,107,014
		84,125,270
Information Technology—16.9%		
Advanced Energy Industries	104,600 b	1,673,600
Avid Technology	48,800 b	1,434,232
Avocent	113,200 b	3,059,796
Cabot Microelectronics	67,900 b	2,694,272
Checkpoint Systems	74,700 b	2,259,675
Coherent	90,500 b	2,968,400
Cohu	108,900	1,785,960
CTS	105,100	1,297,985

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
Cymer	69,200	b	2,941,000
DSP Group	112,000	b	1,768,480
Dycom Industries	120,100	b	3,392,825
Eagle Test Systems	88,100	b	1,113,584
EMS Technologies	93,000	b	2,607,720
Emulex	128,200	b	2,776,812
Entegris	286,700	b	2,617,571
Euronet Worldwide	90,000	b	2,882,700
Exar	103,900	b	1,263,424
Imation	124,500		2,773,860
Interwoven	84,300	b	1,196,217
Ixia	195,200	b	2,041,792
ManTech International, Cl. A	48,800	b	1,940,288
Methode Electronics	124,300		1,558,722
Micrel	142,600		1,290,530
MicroStrategy, Cl. A	32,800	b	3,225,224
MKS Instruments	124,500	b	2,499,960
MPS Group	214,000	b	2,612,940
MTS Systems	48,700		2,166,663
Oplink Communications	100,400	b	1,518,048
OSI Systems	67,000	b	1,677,010
Palm	80,400		725,208
Park Electrochemical	101,300		3,172,716
Perot Systems, Cl. A	304,000	b	4,438,400
QLogic	119,200	b	1,851,176
Rofin-Sinar Technologies	26,300	b	2,067,706
Rudolph Technologies	119,000	b	1,550,570
SAIC	192,200	b	3,788,262
SonicWALL	232,700	b	2,406,118
Technitrol	101,800		2,993,938
TIBCO Software	424,600	b	3,897,828
Vignette	108,900	b	1,877,436
Websense	116,400	b	2,141,760
			93,950,408

Common Stocks (continued)	Shares	Value ($)
Materials—7.5%		
Arch Chemicals	142,600	6,505,412
Carpenter Technology	22,300	3,231,493
Greif, Cl. A	112,600	7,161,360
H.B. Fuller	195,200	5,744,736
OM Group	75,500 b	3,999,990
Pactiv	90,200 b	2,477,794
PolyOne	334,100 b	2,669,459
Quanex	75,400	3,105,726
Schulman (A.)	71,300	1,683,393
Silgan Holdings	37,500	2,046,375
Spartech	95,500	1,467,835
U.S. Concrete	274,000 b	1,359,040
USEC	84,200 b	740,960
		42,193,573
Telecommunications—.6%		
Cincinnati Bell	304,000 b	1,647,680
Consolidated Communications Holdings	94,700	1,885,477
		3,533,157
Utilities—5.2%		
Atmos Energy	75,100	2,106,555
Cleco	89,000	2,345,150
El Paso Electric	67,600 b	1,646,060
Empire District Electric	101,100	2,431,455
Great Plains Energy	82,600	2,464,784
IDACORP	52,700	1,838,703
New Jersey Resources	56,300	2,772,775
Northwest Natural Gas	44,900	2,162,833
PNM Resources	143,300	3,583,933
Southwest Gas	97,600	2,904,576
Westar Energy	93,800	2,496,956
WGL Holdings	63,800	2,164,096
		28,917,876
Total Common Stocks		
(cost $553,461,462)		**556,772,559**

Other Investment–.2%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $1,260,000)
	1,260,000 c	**1,260,000**

Investment of Cash Collateral for Securities Loaned–.2%		
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Plus Fund
  (cost $1,320,280)
	1,320,280 c	**1,320,280**

Total Investments (cost $556,041,742)	**100.0%**	**559,352,839**
Liabilities, Less Cash and Receivables	**(.0%)**	**(238,253)**
Net Assets	**100.0%**	**559,114,586**

a   All or a portion of these securities are on loan. At October 31, 2007, the total market value of the fund's securities on loan is $1,214,002 and the total market value of the collateral held by the fund is $1,320,280.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	21.6	Utilities	5.2
Information Technology	16.9	Consumer Staples	4.8
Industrial	15.0	Energy	3.9
Consumer Discretionary	10.2	Telecommunications	.6
Banks	8.2	Money Market Investments	.4
Materials	7.5		
Health Care	5.7		**100.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,214,002)–Note 1(b):		
Unaffiliated issuers	553,461,462	556,772,559
Affiliated issuers	2,580,280	2,580,280
Cash		1,016,771
Receivable for investment securities sold		2,657,550
Dividends and interest receivable		613,553
Receivable for shares of Capital Stock subscribed		340,199
		563,980,912
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		653,067
Payable for shares of Capital Stock redeemed		2,886,663
Liability for securities on loan–Note 1(b)		1,320,280
Interest payable–Note 2		6,316
		4,866,326
Net Assets ($)		**559,114,586**
Composition of Net Assets ($):		
Paid-in capital		479,790,896
Accumulated undistributed investment income–net		1,072,066
Accumulated net realized gain (loss) on investments		74,940,527
Accumulated net unrealized appreciation (depreciation) on investments		3,311,097
Net Assets ($)		**559,114,586**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	223,589,547	18,876,045	34,160,515	263,261,594	19,226,885
Shares Outstanding	10,009,737	905,035	1,635,600	11,586,374	877,248
Net Asset Value Per Share ($)	**22.34**	**20.86**	**20.89**	**22.72**	**21.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	10,774,700
Affiliated issuers	242,087
Income from securities lending	157,269
Total Income	**11,174,056**
Expenses:	
Management fee–Note 3(a)	8,175,686
Distribution and service plan fees–Note 3(b)	1,522,929
Director fees–Note 3(a)	40,129
Interest expense–Note 2	9,737
Loan commitment fees–Note 2	4,654
Total Expenses	**9,753,135**
Less–reduction in management fee due to undertaking–Note 3(a)	(571,796)
Less–Director fees reimbursed by the Manager–Note 3(a)	(40,129)
Net Expenses	**9,141,210**
Investment Income–Net	**2,032,846**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	74,485,782
Net unrealized appreciation (depreciation) on investments	(49,375,286)
Net Realized and Unrealized Gain (Loss) on Investments	**25,110,496**
Net Increase in Net Assets Resulting from Operations	**27,143,342**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007a	2006
Operations ($):		
Investment income–net	2,032,846	1,891,898
Net realized gain on investments	74,485,782	55,999,337
Net unrealized appreciation (depreciation) on investments	(49,375,286)	32,812,607
Net Increase (Decrease) in Net Assets Resulting from Operations	**27,143,342**	**90,703,842**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(295,948)	–
Class I shares	(905,635)	–
Net realized gain on investments:		
Class A shares	(26,507,825)	(12,843,868)
Class B shares	(2,198,920)	(1,056,440)
Class C shares	(4,570,698)	(2,229,215)
Class I shares	(21,548,999)	(6,445,376)
Class T shares	(1,882,790)	(564,643)
Total Dividends	**(57,910,815)**	**(23,139,542)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	77,769,152	144,206,341
Class B shares	508,829	1,203,604
Class C shares	2,709,654	5,105,225
Class I shares	90,000,701	115,322,241
Class T shares	5,995,935	11,607,369
Dividends reinvested:		
Class A shares	20,599,310	9,478,238
Class B shares	1,648,557	794,150
Class C shares	2,559,740	1,133,370
Class I shares	16,645,108	5,865,616
Class T shares	1,307,584	383,430
Cost of shares redeemed:		
Class A shares	(260,618,892)	(180,883,509)
Class B shares	(7,699,833)	(10,435,316)
Class C shares	(21,929,692)	(23,812,811)
Class I shares	(85,162,355)	(74,542,590)
Class T shares	(9,234,874)	(6,743,465)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(164,901,076)**	**(1,318,107)**
Total Increase (Decrease) in Net Assets	**(195,668,549)**	**66,246,193**
Net Assets ($):		
Beginning of Period	754,783,135	688,536,942
End of Period	**559,114,586**	**754,783,135**
Undistributed investment income–net	1,072,066	1,401,048

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	3,388,122	6,400,684
Shares issued for dividends reinvested	929,978	442,040
Shares redeemed	(11,209,606)	(7,992,439)
Net Increase (Decrease) in Shares Outstanding	**(6,891,506)**	**(1,149,715)**
Class B[b]		
Shares sold	24,312	57,002
Shares issued for dividends reinvested	79,192	38,942
Shares redeemed	(356,610)	(486,884)
Net Increase (Decrease) in Shares Outstanding	**(253,106)**	**(390,940)**
Class C		
Shares sold	128,148	242,110
Shares issued for dividends reinvested	122,790	55,481
Shares redeemed	(1,017,765)	(1,110,520)
Net Increase (Decrease) in Shares Outstanding	**(766,827)**	**(812,929)**
Class I		
Shares sold	3,846,991	5,041,829
Shares issued for dividends reinvested	740,397	269,834
Shares redeemed	(3,665,627)	(3,257,805)
Net Increase (Decrease) in Shares Outstanding	**921,761**	**2,053,858**
Class T		
Shares sold	265,977	523,179
Shares issued for dividends reinvested	60,034	18,138
Shares redeemed	(411,455)	(302,388)
Net Increase (Decrease) in Shares Outstanding	**(85,444)**	**238,929**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended October 31, 2007, 92,712 Class B shares representing $2,020,908 were automatically converted to 86,984 Class A shares and during the period ended October 31, 2006, 160,180 Class B shares representing $3,439,563 were automatically converted to 152,135 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	23.55	21.49	20.19	17.43	12.32
Investment Operations:					
Investment income (loss)–net[a]	.06	.06	(.02)	.03	.04
Net realized and unrealized gain (loss) on investments	.72	2.70	2.46	3.50	5.07
Total from Investment Operations	.78	2.76	2.44	3.53	5.11
Distributions:					
Dividends from investment income–net	(.02)	–	–	–	–
Dividends from net realized gain on investments	(1.97)	(.70)	(1.14)	(.77)	–
Total Distributions	(1.99)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	22.34	23.55	21.49	20.19	17.43
Total Return (%)[b]	3.42	13.18	12.29	20.86	41.48
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.42	1.50	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.27	.27	(.08)	.16	.27
Portfolio Turnover Rate	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	223,590	398,035	387,991	116,828	17,901

[a] *Based on average share outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	22.25	20.50	19.44	16.91	12.04
Investment Operations:					
Investment (loss)–net [a]	(.10)	(.10)	(.18)	(.13)	(.06)
Net realized and unrealized gain (loss) on investments	.68	2.55	2.38	3.43	4.93
Total from Investment Operations	.58	2.45	2.20	3.30	4.87
Distributions:					
Dividends from net realized gain on investments	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	20.86	22.25	20.50	19.44	16.91
Total Return (%) [b]	2.65	12.28	11.44	20.18	40.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.25	2.25
Ratio of net expenses to average net assets	2.17	2.25	2.25	2.25	2.25
Ratio of net investment (loss) to average net assets	(.46)	(.48)	(.86)	(.73)	(.45)
Portfolio Turnover Rate	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	18,876	25,767	31,755	23,897	19,519

[a] *Based on average share outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	22.28	20.52	19.46	16.94	12.06
Investment Operations:					
Investment (loss)–net [a]	(.10)	(.10)	(.17)	(.12)	(.06)
Net realized and unrealized gain (loss) on investments	.68	2.56	2.37	3.41	4.94
Total from Investment Operations	.58	2.46	2.20	3.29	4.88
Distributions:					
Dividends from net realized gain on investments	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	20.89	22.28	20.52	19.46	16.94
Total Return (%) [b]	2.65	12.32	11.49	20.02	40.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.25	2.25	2.25	2.25	2.25
Ratio of net expenses to average net assets	2.17	2.25	2.25	2.25	2.25
Ratio of net investment (loss) to average net assets	(.48)	(.48)	(.84)	(.63)	(.45)
Portfolio Turnover Rate	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	34,161	53,520	65,973	26,828	6,598

[a] *Based on average share outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class I Shares	Year Ended October 31,				
	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	23.92	21.77	20.39	17.54	12.36
Investment Operations:					
Investment income−net[b]	.13	.12	.04	.10	.08
Net realized and unrealized gain (loss) on investments	.72	2.73	2.48	3.52	5.10
Total from Investment Operations	.85	2.85	2.52	3.62	5.18
Distributions:					
Dividends from investment income−net	(.08)	−	−	−	−
Dividends from net realized gain on investments	(1.97)	(.70)	(1.14)	(.77)	−
Total Distributions	(2.05)	(.70)	(1.14)	(.77)	−
Net asset value, end of period	22.72	23.92	21.77	20.39	17.54
Total Return (%)	3.68	13.43	12.58	21.26	41.91
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.16	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets	.57	.53	.20	.58	.55
Portfolio Turnover Rate	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	263,262	255,151	187,464	15,740	1,998

[a] *Effective June 1, 2007, the fund redesignated Class R to Class I.*
[b] *Based on average share outstanding at each month end.*
See notes to financial statements.

			Year Ended October 31,		
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	23.17	21.21	19.99	17.30	12.25
Investment Operations:					
Investment income (loss)–net[a]	.01	.01	(.07)	(.02)	.00[b]
Net realized and unrealized					
gain (loss) on investments	.71	2.65	2.43	3.48	5.05
Total from Investment Operations	.72	2.66	2.36	3.46	5.05
Distributions:					
Dividends from net realized					
gain on investments	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	21.92	23.17	21.21	19.99	17.30
Total Return (%)[c]	3.18	12.88	12.00	20.61	41.22
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.75	1.75	1.75	1.75	1.75
Ratio of net expenses					
to average net assets	1.66	1.75	1.75	1.75	1.75
Ratio of net investment income					
(loss) to average net assets	.05	.03	(.32)	(.12)	.00[d]
Portfolio Turnover Rate	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	19,227	22,310	15,353	3,282	795

[a] *Based on average share outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Amount represents less than .01%.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, the Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an 100 million shares of $.001 par value capital stock in the following classes of shares: Class A, Class B, Class C, Class I and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front end sales change, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial services providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the funds policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended October 31, 2007, Mellon Bank earned $67,401, pusuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007 the components of accumulated earnings on a tax basis were as follows undistributed ordinary income $37,270,912, undistributed capital gains $38,546,148 and unrealized appreciation $3,506,630.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007and October 31,2006, were as follows: ordinary income $30,811,669 and $17,604,191 and long-term capital gains $27,099,146 and $5,535,351, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $1,160,245 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the periods ended October 31, 2007, was approximately $174,400, with a related weighted average annualized interest rate of 5.58%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from February 1, 2007 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .12% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $571,796 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $3,204 and $154 from commissions earned on sales of fund's Class A and Class T shares, respectively, and $53,267 and $6,898 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $721,329, $172,547, $346,678 and $54,650, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $57,516, $115,559 and $54,650, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $605,742, Rule 12b-1 distribution plan fees $87,949 and shareholder services plan fees $15,908, which are offset against an expense reimbursement currently in effect in the amount of $56,532.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $428,741,026 and $635,367,229, respectively.

At October 31, 2007, the cost of investments for federal income tax purposes was $555,846,209; accordingly, accumulated net unrealized appreciation on investments was $3,506,630, consisting of $57,467,775 gross unrealized appreciation and $53,961,145 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Small Cap Value Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc. including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Small Cap Value Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund also hereby designates 33.63% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $671,776 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates $.9130 per share as a long-term capital gain distribution and $1.0190 per share as a short-term capital gain distribution paid on December 19, 2006, designates $.0273 per share as a long-term capital gain distribution and $.0107 per share as a short-term capital gain distribution of the $.0380 per share paid on March 27, 2007, and also designates $.0020 per share as a long-term capital gain distribution paid on June 29, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 25 and 26, 2007, the Board considered the re-approval through its annual renewal date of April 4, 2008 of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of small-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for the one-, two- and three-year periods ended June 30, 2007, at the Performance Group and above the Performance Universe medians for the four-year period ended June 30, 2007, and above the Performance Group and Performance Universe medians for the five-year period ended June 30, 2007. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year since the fund's inception.

Representatives of the Manager noted that the fund underperformed compared to its benchmark index and Lipper category in 2006, primarily in the months of January and July, due to the fund's emphasis on higher-quality companies in a period where many investors seemed willing to disregard inconsistent earnings histories and highly leveraged balance sheets in their pursuit of small companies with high expected growth rates. They noted that those two months, in particular, hurt the fund's relative performance for the periods ended June 30, 2007, as provided by Lipper. They informed the Board that from August 2006 and year-to-date through June 30, 2007, the fund had outperformed its benchmark index as investors tended to prefer higher-quality companies during those periods. They also discussed the Manager's efforts to improve the fund's total return performance, including certain modifications to the computer model used in selecting stocks for the fund's portfolio.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee and expense ratio were above the respective Expense Group and Expense Universe medians. A representative of the Manager informed the Board members that the fund's total expense ratio, as reported by Lipper, was as of October 31, 2006 and did not reflect the waiver by the Manager of a portion of its management fee in the amount of 0.12% of the value of the fund's average daily net assets which was put in place as of February 1, 2007 and continues until April 4, 2008 (representing 9.6% of the fund's contractual management fee).

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was reminded that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that, effective January 9, 2006, the fund had closed to new investors, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board noted the effect of the fee waiver on the Manager's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- While the Board noted that the fund's longer-term performance was at or above the Performance Group and Performance Universe medians, it was concerned with the fund's one-, two- and three-year performance. The Board believed the Manager was seeking to improve performance, but determined to continue to closely monitor it.
- The Board concluded, taking into account the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

———————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

———————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Small Cap Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DSVAX	Class B: DSVBX	Class C: DSVCX
	Class I: DSVRX	Class T: DSVTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0148AR1007

Dreyfus Premier Strategic Income Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Strategic Income Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. In contrast, U.S. Treasury securities rallied strongly as investors became more averse to credit risks and engaged in a "flight to quality."

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your fixed-income investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

The U.S. bond market encountered heightened turbulence over the summer of 2007 when a liquidity and credit crisis originating in the sub-prime mortgage sector spread to other areas of the financial markets, sparking a "flight to quality" among investors. The fund's returns modestly trailed its benchmark, due in part to its underweight exposure to U.S. Treasury securities and a corresponding higher emphasis on other fixed-income sectors.

For the 12-month period ended October 31, 2007, Class A, Class C and Class I shares of Dreyfus Premier Strategic Income Fund achieved total returns of 4.98%, 4.26% and 5.22%, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 5.38% for the same period.[2]

The Fund's Investment Approach

The fund seeks high current income as its primary goal and capital appreciation as a secondary goal. To pursue these goals, we typically allocate the fund's assets across four sectors of the fixed-income market: U.S. high yield bonds rated below investment grade; U.S. government, investment grade corporate and mortgage-backed securities; foreign debt securities of developed markets; and foreign debt securities of emerging markets.

Our analysis of top down quantitative and macroeconomic factors guides the allocation of assets among market sectors, industries and positioning along the yield curve. Using fundamental analysis, we seek to identify individual securities with high current income, as well as appreciation potential, based on relative value, credit upgrade probability and extensive research into the credit history and current financial strength of the securities' issuers.

Sub-Prime Contagion Undermined "Spread Sector" Results

The fund and market fared relatively well over much of the reporting period in an environment of moderate economic growth, low inflation and stable short-term interest rates. However, investor sentiment deteriorated rapidly in June 2007, when credit concerns spread from sub-prime mortgages to other areas of the bond market. Declines in the more credit-sensitive market sectors were exacerbated by escalating hedge fund losses and credit-rating downgrades for sub-prime mortgage bonds. Conditions worsened further when sub-prime losses surfaced at European banks, and turmoil spread to global markets.

The credit crunch peaked in August with the "freezing" of the asset-backed commercial paper market. The European Central Bank and the Federal Reserve Board (the "Fed") intervened in August to promote greater market liquidity, but heightened credit concerns caused a massive flight to U.S. Treasury securities, causing yields of two-year Treasury notes to fall sharply.

At its September meeting, the Fed took action again, cutting two key short-term interest rates by 50 basis points. The Fed followed up in October with another reduction of 25 basis points. While these moves helped restore a degree of investor confidence and some market sectors rebounded, risk premiums remained elevated at the end of the reporting period.

Corporate Bonds, Asset-Backed Securities and Commercial Mortgages Detracted from Relative Performance

The fund's relatively light holdings of U.S. Treasuries and overweight position in shorter-duration corporate bonds, asset-backed securities and commercial mortgages proved to be a drag on its relative performance. We had adopted a defensive investment posture with regard to investment-grade corporate bonds, including an emphasis on bonds from financial services companies that tend to be less vulnerable to risks associated with leveraged buyouts. However, our focus on banks and brokerage firms detracted from performance during the credit crisis. Finally, while the fund's holdings of asset-backed securities were composed primarily of AAA-rated bonds, underperformance among these holdings had a material impact on the fund's returns. The fund's position in high yield bonds also caused it to lag the averages.

On a more positive note, the fund's underweight exposure to mortgage-backed securities helped shield it from the brunt of the sector's weakness, and a "bulleted" yield curve strategy helped the fund benefit from widening yield differences along the market's maturity range. The fund's modest holdings of non-dollar securities and the purchase of call options on U.S. Treasuries also contributed positively to performance.

Finding New Opportunities in a Changing Market

While the Fed's prompt intervention helped stabilize fixed-income markets, uncertainty has persisted as to consumer spending and economic growth. On the brighter side, recent price dislocations have created opportunities to purchase higher yielding fixed-income securities at more attractive valuations. Given the Fed's accommodative stance, we have positioned the fund for a steeper yield curve. However, we have maintained light exposure to high yield bonds, as yield spreads may widen due to a potential supply overhang from upcoming LBO financings. In our view, these are prudent strategies in today's uncertain market environment.

November 15, 2007

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Effective June 1, 2007, Class R shares of the fund were renamed Class I shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Strategic Income Fund Class A shares, Class C shares and Class I shares and the Lehman Brothers U.S. Aggregate Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class C and Class I shares of Dreyfus Premier Strategic Income Fund on 7/11/06 (inception date) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. For comparative purposes, the value of the index on 6/30/06 is used as the beginning value on 7/11/06. All dividends and capital gain distributions are reinvested.

The fund invests primarily in fixed-income securities. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (4.5%)	**7/11/06**	**0.26%**	**3.76%**
without sales charge	**7/11/06**	**4.98%**	**7.48%**
Class C shares			
with applicable redemption charge †	**7/11/06**	**3.28%**	**6.72%**
without redemption	**7/11/06**	**4.26%**	**6.72%**
Class I shares	**7/11/06**	**5.22%**	**7.72%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on the fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Income Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.62	$ 9.35	$ 4.20
Ending value (after expenses)	$1,007.40	$1,004.30	$1,008.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.65	$ 8.40	$ 4.23
Ending value (after expenses)	$1,019.61	$1,015.88	$1,021.02

† *Expenses are equal to the fund's annualized expense ratio of 1.11% for Class A, 1.85% for Class C and .83% Class I; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Bonds and Notes–99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Auto Receivables–5.3%**				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	120,000 a	118,214
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. D	6.89	5/15/13	625,000 a	628,932
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	242,031
Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D	7.12	2/15/13	250,000 a	244,734
USAA Auto Owner Trust, Ser. 2004-2, Cl. A4	3.58	2/15/11	36,633	36,502
				1,270,413
Asset-Backed Ctfs./Credit Cards–2.4%				
American Express Credit Account Master Trust, Ser. 2007-1, Cl. C	5.36	9/15/14	100,000 a,b	96,364
Bank One Issuance Trust, Ser. 2004-C1, Cl. C1	5.59	11/15/11	260,000 b	258,092
Chase Issuance Trust, Ser. 2006-C4, Cl. C4	5.38	1/15/14	225,000 b	217,569
				572,025
Asset-Backed Ctfs./ **Home Equity Loans–2.0%**				
Aames Mortgage Investment Trust, Ser. 2005-4, Cl. B1	7.62	10/25/35	225,000 b	146,621
Countrywide Asset-Backed Certificates, Ser. 2006-13, Cl. MV5	5.29	1/25/37	160,000 b	46,143
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	5.74	5/25/34	65,000 b	61,758
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M8	7.20	9/25/37	250,000	126,398
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 b	68,023
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	40,000 b	28,548
				477,491

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Automotive, Trucks & Parts−.2%						
Goodyear Tire & Rubber, Gtd. Sr. Notes		9.13	12/1/09	35,000	b	**35,612**
Banks−17.9%						
ABN Amro Bank, Sr. Notes	TRY	20.00	1/9/08	725,000	c	618,561
BAC Capital Trust XIV, Bank Gtd. Notes		5.63	12/31/49	240,000	b	226,624
Capital One Financial, Sr. Unsub. Notes		6.00	9/10/09	225,000	b	221,680
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	115,000		112,987
Colonial Bank, Sub. Notes		8.00	3/15/09	200,000		207,337
Deutsche Bank, Sr. Unsub. Notes	ISK	12.50	1/18/08	12,000,000	c	199,888
ICICI Bank, Bonds		5.79	1/12/10	100,000	a,b	98,878
Islandsbanki, Notes		5.40	10/15/08	100,000	a,b	99,947
J.P. Morgan & Co., Sub. Notes		6.25	1/15/09	90,000		91,310
KFW, Govt. Gtd. Notes	TRY	19.00	1/29/08	725,000	c	617,755
Northern Rock, Sub. Notes		6.59	6/29/49	120,000	a,b	96,160
Oesterreichische Kontrollbank, Govt. Gtd. Notes	TRY	19.50	11/9/07	724,000	c	618,633
Royal Bank of Scotland Group, Jr. Sub. Bonds		6.99	10/29/49	235,000	a,b	237,935
Sovereign Bancorp, Sr. Unscd. Notes		5.44	3/23/10	160,000	b	158,729
SunTrust Preferred Capital I, Bank Gtd. Notes		5.85	12/31/49	230,000	b	226,010
USB Capital IX, Gtd. Notes		6.19	4/15/49	450,000	b	454,040
						4,286,474
Building & Construction−.5%						
D.R. Horton, Sr. Unsub. Notes		6.00	4/15/11	80,000		73,980

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Building & Construction (continued)						
Masco,						
Sr. Unscd. Notes		6.00	3/12/10	45,000	[b]	44,230
						118,210
Commercial & Professional Services−.7%						
Donnelley (R.R.) and Sons,						
Sr. Unscd. Notes		6.13	1/15/17	110,000		110,988
Erac USA Finance,						
Gtd. Notes		6.38	10/15/17	60,000	[a]	59,985
						170,973
Commercial Mortgage Pass-Through Ctfs.−3.7%						
Bayview Commercial Asset Trust,						
Ser. 2004-1, Cl. A		5.23	4/25/34	49,162	[a,b]	49,035
Bayview Commercial Asset Trust,						
Ser. 2006-3A, Cl. B3		7.47	10/25/36	429,658	[a,b]	357,373
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP,						
Cl. K		6.17	3/6/20	100,000	[a,b]	96,118
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP,						
Cl. L		6.42	3/6/20	335,000	[a,b]	324,950
SBA CMBS Trust,						
Ser. 2006-1A, Cl. D		5.85	11/15/36	65,000	[a]	63,238
						890,714
Diversified Financial Services−18.2%						
Ameriprise Financial,						
Jr. Sub. Notes		7.52	6/1/66	110,000	[b]	112,595
Capmark Financial Group,						
Gtd. Notes		5.88	5/10/12	355,000	[a]	319,013
FCE Bank,						
Notes	EUR	5.73	9/30/09	235,000	[b,c]	316,951
Ford Motor Credit,						
Sr. Notes		5.80	1/12/09	230,000		221,955
Glencore Funding,						
Gtd. Notes		6.00	4/15/14	45,000	[a]	45,233
GMAC,						
Unsub. Notes		6.81	5/15/09	210,000	[b]	197,656
Goldman Sachs Capital II,						
Gtd. Bonds		5.79	12/29/49	180,000	[b]	168,034

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	245,000	246,714
HUB International Holdings, Sr. Sub. Notes	10.25	6/15/15	135,000 [a]	125,550
Janus Capital Group, Notes	6.25	6/15/12	220,000	223,750
Lehman Brothers Holdings, Sub. Notes	6.88	7/17/37	145,000	144,124
Leucadia National, Sr. Unscd. Notes	7.00	8/15/13	115,000	112,700
Leucadia National, Sr. Unscd. Notes	7.13	3/15/17	340,000	321,300
Merrill Lynch & Co., Notes, Ser. C	4.25	2/8/10	361,000	352,385
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	210,000	213,328
Merrill Lynch & Co., Sub. Notes	6.11	1/29/37	235,000	216,799
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	145,000	147,794
Pacific Life Global Funding, Notes	3.75	1/15/09	125,000 [a]	123,108
Residential Capital, Gtd. Notes	6.22	6/9/08	135,000 [b]	120,994
Residential Capital, Gtd. Notes	7.80	11/21/08	315,000 [b]	265,781
SLM, Unscd. Notes, Ser. A	4.50	7/26/10	325,000	304,484
UCI Holdco, Sr. Notes	12.69	12/15/13	54,200 [a,b]	53,387
				4,353,635
Electric Utilities–2.5%				
AES, Sr. Unsub. Notes	8.88	2/15/11	105,000	110,119
Enel Finance International, Gtd. Bonds	6.25	9/15/17	350,000 [a]	359,187

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Electric Utilities (continued)						
National Grid, Sr. Unscd. Notes		6.30	8/1/16	35,000		36,076
Nisource Finance, Sr. Unscd. Notes		6.40	3/15/18	85,000		86,543
						591,925
Environmental Control−.7%						
Allied Waste North America, Scd. Notes, Ser. B		5.75	2/15/11	120,000		117,600
Oakmont Asset Trust, Notes		4.51	12/22/08	60,000	a	59,656
						177,256
Food & Beverages−.5%						
Stater Brothers Holdings, Sr. Notes		8.13	6/15/12	115,000		**116,725**
Foreign/ Governmental−8.7%						
Arab Republic of Egypt, Unsub. Notes	EGP	8.75	7/18/12	1,870,000	a,c	349,089
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.84	6/16/08	210,000	b	209,685
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	445,000	c	291,003
Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	3,150,000	c	308,549
Mexican Bonos, Bonds, Ser. M 30	MXN	10.00	11/20/36	850,000	c	98,339
Republic of Argentina, Bonds		5.39	8/3/12	1,445,000	b	835,571
						2,092,236
Health Care−3.8%						
HCA, Sr. Unscd. Notes		7.88	2/1/11	145,000		143,912
HCA, Sr. Unscd. Notes		8.75	9/1/10	445,000		455,012

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	160,000	169,474
Tenet Healthcare, Sr. Notes	6.38	12/1/11	150,000	132,000
				900,398
Lodging & Entertainment—1.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	115,000	120,750
MGM Mirage, Gtd. Notes	8.50	9/15/10	35,000	36,794
Mohegan Tribal Gaming Authority, Sr. Unscd. Notes	6.13	2/15/13	120,000	114,900
				272,444
Machinery—.5%				
Case New Holland, Gtd. Notes	7.13	3/1/14	65,000	67,600
Terex, Gtd. Notes	7.38	1/15/14	60,000	60,600
				128,200
Media—5.1%				
Clear Channel Communications, Sr. Notes	4.63	1/15/08	405,000	402,992
Comcast, Gtd. Notes	5.54	7/14/09	225,000 [b]	224,188
Comcast, Gtd. Notes	6.30	11/15/17	180,000	186,020
News America, Gtd. Notes	6.15	3/1/37	345,000	332,214
Time Warner, Gtd. Notes	5.73	11/13/09	85,000 [b]	84,545
				1,229,959
Oil & Gas Exploration—.7%				
Anadarko Petroleum, Sr. Unscd. Notes	6.09	9/15/09	180,000 [b]	**179,305**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers–.5%				
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	115,000	**117,587**
Real Estate Investment Trusts–1.1%				
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	50,000	49,046
Liberty Property, Sr. Unscd. Notes	6.63	10/1/17	155,000	155,819
Realogy, Gtd. Notes	12.38	4/15/15	95,000 [a]	69,587
				274,452
Residential Mortgage Pass-Through Ctfs.–1.1%				
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	108,388 [b]	109,180
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	100,000 [b]	96,061
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	60,000 [b]	58,935
				264,176
Retail–.8%				
Bausch & Lomb, Sr. Unscd. Notes	9.88	11/1/15	50,000 [a]	51,625
Federated Retail Holdings, Gtd. Bonds	5.35	3/15/12	80,000	78,069
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	50,000	50,765
				180,459
Specialty Steel–.6%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	135,000 [a]	**135,675**
State/Territory Gen Oblg–2.1%				
California GO (Insured; AMBAC)	3.50	10/1/27	65,000	54,761

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	440,000 [b]	424,684
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	25,000	23,361
				502,806
Telecommunications–5.8%				
America Movil, Gtd. Notes	5.30	6/27/08	15,000 [a,b]	15,003
Intelsat Bermuda, Sr. Unscd. Notes	11.25	6/15/16	50,000	54,000
Intelsat, Sr. Unscd. Notes	5.25	11/1/08	575,000	569,969
Intelsat, Sr. Unscd. Notes	7.63	4/15/12	55,000	47,919
Qwest, Sr. Notes	8.94	6/15/13	210,000 [b]	224,962
Sprint Capital, Gtd. Notes	6.88	11/15/28	105,000	100,857
Time Warner Cable, Sr. Unscd. Notes	5.85	5/1/17	105,000 [a]	104,291
Time Warner, Gtd. Notes	5.88	11/15/16	185,000	184,114
Windstream, Gtd. Notes	8.13	8/1/13	75,000	79,687
				1,380,802
U.S. Government Agencies/ Mortgage-Backed–9.6%				
Federal Home Loan Mortgage Corp. 6.00%, 9/1/37–10/1/37			234,895	236,457
Federal National Mortgage Association:				
6.00%			800,000 [d]	804,120
6.50%			1,020,000 [d]	1,042,787

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)				
Government National Mortgage Association I				
Ser. 2007-52, Cl. A, 4.05%, 1/16/48			223,851	219,724
				2,303,088
U.S. Government Securities−3.5%				
U.S. Treasury Notes				
4.50%, 4/30/12			825,000	**837,633**
Total Bonds and Notes				
(cost $23,797,116)				**23,860,673**

Preferred Stocks−3.8%	Shares	Value ($)
Diversified Financial Services−2.0%		
AES Trust VII,		
Conv., Cum. $3.00	10,000	**502,500**
Manufacturing−1.0%		
CIT Group, Conv.	9,300 e	**233,895**
Oil & Gas−.8%		
Freeport-Mcmoran C&G		
Conv., Cum. $3.99375	1,094	**186,593**
Total Preferred Stocks		
(cost $843,796)		**922,988**

Options−1.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009 @ 4	4,560,000	12,076
6-Month Floor USD Libor-BBA, Swaption	340,000	33,456
6-Month Floor USD Libor-BBA, Swaption	2,810,000	194,505
U.S. Treasury 5-Year Notes		
November 2007 @108	3,900,000	7,313
Total Options		
(cost $243,959)		**247,350**

Short-Term Investments–3.4%	Principal Amount ($)	Value ($)
Commerical Paper–2.8%		
Cox Communications 5.86%, 1/15/08	685,000 a,b	**683,898**
U.S. Treasury Bills–.6%		
4.13%, 12/6/07	135,000 f	**134,490**
Total Short-Term Investments (cost $818,356)		**818,388**
Total Investments (cost $25,703,227)	**107.8%**	**25,849,399**
Liabilities, Less Cash and Receivables	**(7.8%)**	**(1,860,393)**
Net Assets	**100.0%**	**23,989,006**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $5,308,196 or 22.1% of net assets.*
b *Variable rate security—interest rate subject to periodic change.*
c *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real
   EGP—Egyptian Pound
   EUR—Euro
   ISK—Icelandic Krona
   MXN—Mexican Peso
   TRY—Turkish Lira
d *Purchased on a forward commitment basis.*
e *Non-income producing security.*
f *All or partially held by a broker as collateral for open financial futures positions.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Corporate Bonds	61.2	Short-Term/Money Market Investments	3.4
Asset/Mortgage-Backed	14.5	State/Government General Obligations	2.1
U.S. Government & Agencies	13.1	Options	1.0
Foreign/Governmental	8.7		
Preferred Stocks	3.8		**107.8**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	46	4,937,813	December 2007	31,094
U.S. Treasury 10 Year Notes	74	8,141,157	December 2007	95,168
Financial Futures Short				
Euro-Bobl	6	(935,978)	December 2007	1,030
U.S. Treasury 2 Year Notes	9	(1,863,984)	December 2007	(131)
U.S. Treasury 30 Year Bonds	9	(1,013,344)	December 2007	5,635
				132,796

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2007

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Notes		
November 2007 @ 109		
(Premiums received $7,827)	3,900,000	**(1,828)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	25,703,227	25,849,399
Cash		123,291
Receivable for investment securities sold		2,360,137
Dividends and interest receivable		568,398
Receivable for shares of Capital Stock subscribed		150,000
Unrealized appreciation on swap contracts–Note 4		113,864
Receivable from broker for swap transactions		88,079
Unrealized appreciation on forward currency exchange contracts–Note 4		28,250
Prepaid expenses		10,747
		29,292,165
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(d)		22,372
Payable for investment securities purchased		4,596,083
Unrealized depreciation on forward currency exchange contracts–Note 4		427,127
Unrealized depreciation on swap contracts–Note 4		230,494
Payable for swap premium–Note 4		7,340
Payable for shares of Capital Stock redeemed		2,560
Outstanding options written, at value (premiums received $7,827)–See Statement of Options Written		1,828
Payable to broker from swap transactions		419
Accrued expenses		14,936
		5,303,159
Net Assets ($)		**23,989,006**
Composition of Net Assets ($):		
Paid-in capital		23,945,005
Accumulated undistributed investment income–net		148,508
Accumulated net realized gain (loss) on investments		83,414
Accumulated net unrealized appreciation (depreciation) on investments, options, swap transactions and foreign currency transactions (including $132,796 net unrealized appreciation on financial futures)		(187,921)
Net Assets ($)		**23,989,006**

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	22,200,315	982,132	806,559
Shares Outstanding	1,758,996	78,036	63,898
Net Asset Value Per Share ($)	**12.62**	**12.59**	**12.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Interest	1,456,939
Dividends:	
Unaffiliated issuers	26,397
Affiliated issuers	33,771
Total Income	**1,517,107**
Expenses:	
Management fee—Note 3(a)	121,942
Registration fees	63,349
Auditing fees	51,669
Shareholder servicing costs—Note 3(d)	50,769
Custodian fees—Note 3(d)	23,100
Prospectus and shareholders' reports	9,055
Distribution fees—Note 3(c)	6,881
Legal fees	2,395
Directors' fees and expenses—Note 3(b)	1,177
Miscellaneous	26,337
Total Expenses	**356,674**
Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(128,272)
Net Expenses	**228,402**
Investment Income-Net	**1,288,705**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and forward currency transactions	213,596
Net realized gain (loss) on options transactions	8,925
Net realized gain (loss) on financial futures	261,874
Net realized gain (loss) on swap transactions	(147,135)
Net realized gain (loss) on forward currency exchange contracts	(131,393)
Net Realized Gain (Loss)	**205,867**
Net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $136,651 net unrealized appreciation on financial futures)	(538,366)
Net Realized and Unrealized Gain (Loss) on Investments	**(332,499)**
Net Increase in Net Assets Resulting from Operations	**956,206**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006[b]
Operations ($):		
Investment income–net	1,288,705	222,033
Net realized gain (loss) on investments	205,867	147,430
Net unrealized appreciation (depreciation) on investments	(538,366)	350,445
Net Increase (Decrease) in Net Assets Resulting from Operations	**956,206**	**719,908**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,198,772)	(147,071)
Class C shares	(54,276)	(6,922)
Class I shares	(54,961)	(8,551)
Net realized gain on investments:		
Class A shares	(146,253)	–
Class C shares	(8,014)	–
Class I shares	(7,293)	–
Total Dividends	**(1,469,569)**	**(162,544)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,684,736	14,843,087
Class C shares	472,797	812,027
Class I shares	30,000	750,000
Dividends reinvested:		
Class A shares	1,298,776	146,081
Class C shares	57,453	6,834
Class I shares	62,254	8,551
Cost of shares redeemed:		
Class A shares	(1,769,377)	(39,451)
Class C shares	(368,763)	–
Class I shares	(50,000)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**7,417,876**	**16,527,129**
Total Increase (Decrease) in Net Assets	**6,904,513**	**17,084,493**
Net Assets ($):		
Beginning of Period	17,084,493	–
End of Period	**23,989,006**	**17,084,493**
Undistributed investment income–net	148,508	69,896

| | Year Ended October 31, | |
	2007[a]	2006[b]
Capital Share Transactions:		
Class A		
Shares sold	604,809	1,184,668
Shares issued for dividends reinvested	102,101	11,443
Shares redeemed	(140,966)	(3,059)
Net Increase (Decrease) in Shares Outstanding	**565,944**	**1,193,052**
Class C		
Shares sold	37,979	64,833
Shares issued for dividends reinvested	4,518	535
Shares redeemed	(29,829)	–
Net Increase (Decrease) in Shares Outstanding	**12,668**	**65,368**
Class I		
Shares sold	2,331	60,000
Shares issued for dividends reinvested	4,888	670
Shares redeemed	(3,991)	–
Net Increase (Decrease) in Shares Outstanding	**3,228**	**60,670**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From July 11, 2006 (commencement of operations) to October 31, 2006.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,	
Class A Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.95	12.50
Investment Operations:		
Investment income—net[b]	.81	.18
Net realized and unrealized gain (loss) on investments	(.19)	.40
Total from Investment Operations	.62	.58
Distributions:		
Dividends from investment income—net	(.83)	(.13)
Dividends from net realized gain on investments	(.12)	–
Total Distributions	(.95)	(.13)
Net asset value, end of period	12.62	12.95
Total Return (%)[c]	4.98	4.69[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.74	2.75[e,f]
Ratio of net expenses to average net assets	1.10	1.05[e]
Ratio of net investment income to average net assets	6.37	4.62[e]
Portfolio Turnover Rate[g]	310.92	279.33[d]
Net Assets, end of period ($ x 1,000)	22,200	15,452

[a] From July 11, 2006 (commencement of operations) to October 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The fund's expense ratio net of earnings credits for Class A was 2.71%.
[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006 were 285.25% and 271.65%, respectively.

See notes to financial statements.

	Year Ended October 31,	
Class C Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.94	12.50
Investment Operations:		
Investment income—net[b]	.71	.15
Net realized and unrealized gain (loss) on investments	(.18)	.40
Total from Investment Operations	.53	.55
Distributions:		
Dividends from investment income—net	(.76)	(.11)
Dividends from net realized gain on investments	(.12)	–
Total Distributions	(.88)	(.11)
Net asset value, end of period	12.59	12.94
Total Return (%)[c]	4.26	4.44[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.55	3.52[e,f]
Ratio of net expenses to average net assets	1.85	1.80[e]
Ratio of net investment income to average net assets	5.55	3.87[e]
Portfolio Turnover Rate[g]	310.92	279.33[d]
Net Assets, end of period ($ x 1,000)	982	846

[a] *From July 11, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The fund's expense ratio net of earnings credits for Class C was 3.47%.*
[g] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006 were 285.25% and 271.65%, respectively.*
See notes to financial statements.

	Year Ended October 31,	
Class I Shares	2007[a]	2006[b]
Per Share Data ($):		
Net asset value, beginning of period	12.95	12.50
Investment Operations:		
Investment income—net[c]	.84	.19
Net realized and unrealized gain (loss) on investments	(.19)	.40
Total from Investment Operations	.65	.59
Distributions:		
Dividends from investment income—net	(.86)	(.14)
Dividends from net realized gain on investments	(.12)	–
Total Distributions	(.98)	(.14)
Net asset value, end of period	12.62	12.95
Total Return (%)	5.22	4.76[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.53	2.51[e,f]
Ratio of net expenses to average net assets	.85	.81[e]
Ratio of net investment income to average net assets	6.54	4.87[e]
Portfolio Turnover Rate[g]	310.92	279.33[d]
Net Assets, end of period ($ x 1,000)	807	786

[a] *Effective June 1, 2007, the fund redsignated Class R shares to Class I shares.*

[b] *From July 11, 2006 (commencement of operations) to October 31, 2006.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The fund's expense ratio net of earnings credits for Class I was 2.47%.*

[g] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006 were 285.25% and 271.65%, respectively.*

See notes to financial statements.

NOTE 1-Significant Accounting Policies:

Dreyfus Premier Strategic Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek high current income as its primary goal and capital appreciation as its secondary goal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Capital Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class I (100 million shares authorized). Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or shareholder service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or loses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2007, MBC Investments Corp., an indirect subsidiary of BNY Mellon , held 1,103,410 of Class A, 60,842 of Class B and 61,496 of Class I shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2007, the Board of Directors declared a cash dividend of $.066, $.057 and $.058 per share from undistributed investment income-net for Class A, Class C and Class I, respectively, payable on November 1, 2007 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2007.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $152,774, undistributed capital gains $163,211 and unrealized depreciation $271,984.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $1,452,520 and $162,544 and long term capital gains $17,049 and $0, respectively.

During the period ended October 31, 2007, as a result of permanent book tax differences, primarily due to the tax treatment for amortization of premiums, foreign currency transactions and treatment of swap periodic payments, the fund increased accumulated undistributed investment income-net by $97,916 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under either line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager and the Company, the Company has agreed to pay the Manager a management fee computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until October 31, 2008, so the expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution fees, shareholder services fees and extraordinary expenses, do not exceed an annual rate of .85% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $128,272 during the period ended October 31, 2007.

(b) Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable by certain other series of the company to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class C shares were charged $6,881, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor for the provision of certain services to the holders of their shares at an annual rate of .25% of the value of the average daily net assets of Class A and Class C shares. During the period ended October 31, 2007, Class A and Class C shares were charged $46,477 and $2,294, respectively, pursuant to the Shareholder Services Plan. Other amounts included in shareholder servicing costs relate to transfer agent charges.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not " interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $2,003 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2007, the fund was charged $23,100 pursuant to the custody agreement.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $11,996, Rule 12b-1 distribution plan fees $627, service plan fees $4,827, custody fees $6,288, chief compliance officer fees $2,812 and transfer agency per account fees $230 which are offset against an expense reimbursement currently in effect in the amount of $4,408.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures, options transactions and swap transactions during the period ended October 31, 2007, amounted to $69,850,986 and $65,043,151, respectively, of which $5,366,146 in purchases and $5,370,050 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following table summarizes the fund's call/put options written during the period ended October 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding October 31, 2006	–	–		
Contracts written	32,500,000	60,479		
Contracts terminated:				
Closed	24,900,000	40,976	28,518	12,458
Expired	3,700,000	11,676	–	11,676
Total contracts terminated	28,600,000	52,652	28,518	24,134
Contracts outstanding October 31, 2007	**3,900,000**	**7,827**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) ($)
Buys:				
Brazilian Real, Expiring 11/6/2007	210,000	115,068	120,940	5,872
Columbian Peso, Expiring 11/6/2007	230,000,000	114,542	115,885	1,343
Hungary Forint, Expiring 11/6/2007	20,000,000	112,423	115,427	3,004
New Zealand Dollar, Expiring 12/19/2007	60,000	44,538	46,062	1,524
Russian Ruble, Expiring 12/24/2007	5,880,000	234,356	238,154	3,798
Saudi Arabia Riyal, Expiring 3/25/2008	2,185,000	585,733	584,991	(742)
South African Rand, Expiring 11/6/2007	780,000	112,517	119,746	7,229
Turkish Lira, Expiring 11/6/2007	140,000	114,698	119,444	4,746
Sells:		Proceeds ($)		
Euro, Expiring 12/24/2007	70,000	98,760	101,451	(2,691)
Icelandic Krona, Expiring 12/19/2007	12,125,000	181,770	200,869	(19,099)
Japanese Yen, Expiring 12/19/2007	5,023,248	44,538	43,804	734
Turkish Lira, Expiring 11/9/2007	2,205,000	1,474,880	1,879,475	(404,595)
Total				**(398,877)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the fund at October 31, 2007:

Notional Amount	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
868,000	USD-3 Month Libor	Deutsche Bank	(5.26)	8/29/2017	(9,872)
3,651,000	USD-3 Month Libor	Deutsche Bank	4.94	8/29/2009	17,796
Total					**7,924**

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at October 31, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
1,050,000	AT&T, 5.1%, 9/15/2014	Goldman, Sachs & Co.	(0.49)	3/20/2017	(4,673)
340,000	Autozone, 5.875%, 10/15/2012	Goldman, Sachs & Co.	(0.62)	6/20/2017	(974)
520,000	Block Financial, 5.125%, 10/30/2014	Barclays	(1.95)	9/20/2014	(2,466)
90,000	CARB 2007-1 BBB IIndex	Lehman Brothers	1.50	2/15/2014	(1,178)
140,000	CARB 2007-1 BBB IIndex	Lehman Brothers	1.50	2/15/2014	(1,406)
250,000	Century Tel, 7.875%, 8/15/2012	Citigroup	(0.90)	9/20/2017	(1,477)
90,000	Century Tel, 7.875%, 8/15/2012	JP Morgan Chase	(1.31)	3/20/2017	(3,460)
300,000	CMBX 2007-3 AAA Index	Deutsche Bank	(0.08)	12/13/2049	3,283
320,000	CMBX 2007-3 AAA Index	JP Morgan Chase	(0.08)	12/13/2049	5,235
310,000	CMBX 2007-3 AAA Index	Merrill Lynch	(0.08)	12/13/2049	2,487
630,000	DowJones CDX.NA.IG.9 Index	Goldman, Sachs & Co.	(0.80)	12/20/2017	1,074
60,000	First Data, 4.7%, 8/1/2013	Lehman Brothers	2.90	12/20/2009	(384)
700,000	Ford, 6.5%, 8/01/2018	Citigroup	5.71	12/20/2012	(7,232)
90,000	Freeport-McMoran C & G, 10.125%, 2/1/2010	Merrill Lynch	0.92	6/20/2010	749
700,000	GM, 7.125%, 7/15/2013	Citigroup	(4.63)	12/20/2012	7,355
1,160,000	iTraxx Europe Series 5	JP Morgan Chase	(0.45)	12/20/2012	1,943
350,000	Liberty Mutual Insurance Company, 7.875%, 10/15/2026	Lehman Brothers	(0.35)	12/20/2014	(1,149)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
120,000	MBIA, 6.625%, 10/1/2028	Deutsche Bank	2.35	12/20/2009	(2,481)
230,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	(4,308)
230,000	Republic of the Philippines, 10.625%, 3/16/2025	Barclays	(2.56)	9/20/2017	(11,262)
230,000	Republic of Turkey, 11.875%, 1/15/2030	Barclays	(2.82)	9/20/2017	(8,858)
415,000	Republic of Venezuela, 9.25%, 9/15/2027	UBS	(2.33)	11/20/2016	31,950
770,000	Republic of Venezuela, 9.25%, 9/15/2027	Barclays	4.45	8/20/2012	41,992
100,000	Rite Aid, 7.7% 2/15/2027	JP Morgan Chase	3.55	9/20/2010	(2,297)
400,000	Standish Structured Tranched Portfolio 0-3%	Barclays	13.40	6/20/2012	(165,784)
250,000	State Street, 7.65%, 6/15/2010	Merrill Lynch	(0.53)	12/20/2012	(1,233)
Total					**(124,554)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2007, the cost of investments for federal income tax purposes was $25,754,968; accordingly, accumulated net unrealized appreciation on investments was $94,431, consisting of $609,772 gross unrealized appreciation and $515,341 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Shareholders of
The Dreyfus/Laurel Fund, Inc.:**

We have audited the accompanying statement of assets and liabilities, of Dreyfus Premier Strategic Income Fund (the "Fund") of The Dreyfus/Laurel Funds, Inc., including the statements of investments, financial futures and options written, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets and the financial highlights for the year then ended and for the period from July 11, 2006 (commencement of operations) to October 31, 2006. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2007, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Strategic Income Fund of The Dreyfus/Laurel Funds, Inc. as of October 31, 2007, and the results of its operations for the year then ended, the changes in its net assets and the financial highlights for the year then ended and for the period from July 11, 2006 to October 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 1.62% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $26,397 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the fund hereby designates 70.09% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends". Also, the fund hereby designates $.0126 per share as a long-term capital gain distribution and $.1068 per share as a short-term capital gain distribution paid on December 28, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1999)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

James M. Fitzgibbons (73)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 26

————————

J. Tomlinson Fort (79)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired (2005-present)
• Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 26

————————

Kenneth A. Himmel (61)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 26

The Fund   **43**

Stephen J. Lockwood (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 26

——————————

Roslyn M. Watson (58)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 26

——————————

Benaree Pratt Wiley (61)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Strategic Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DSTAX   Class C: DSTCX   Class I: DSTRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

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